SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: √	Form 40-F:

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes:	No: √

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

EXHIBITS

Exhibit Number		Page

1.1	Announcement date May 8, 2007

	Management’s Discussion and Analysis of Financial Condition and Results of Operations	43

	Consolidated Financial Statements as at March 31, 2007 (unaudited) and December 31, 2006 (audited) and for the three months ended March 31, 2007 and 2006 (unaudited)	97

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: /s/Ms. Lourdes C. Rausa-Chan
Ma. Lourdes C. Rausa-chan
Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 8, 2007

Exhibit 1.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Three Months Ended March 31, 2007

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, which differ in certain significant respects from generally accepted accounting principles in the United States.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php48.217 to US$1.00, the volume weighted average exchange rate at March 31, 2007 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

	March 31,	December 31,	Increase (Decrease)
	2007	2006	Amount	%
(in millions, except for operational data, exchange rates and earnings per common share)	(Unaudited)	(Audited)

Consolidated Balance Sheets
Total assets	Php251,597	Php241,892	Php9,705	4
Property, plant and equipment	164,492	164,190	302	–
Cash and cash equivalents and short-term investments	38,473	25,197	13,276	53
Total equity	104,245	104,523	(278)	–
Notes payable and long-term debt	74,913	80,154	(5,241)	(7)
Net debt(1) to equity ratio	0.35x	0.52x	–	–

	Three Months Ended March 31,		Increase (Decrease)
	2007	2006	Amount	%
	(Unaudited)
Consolidated Statements of Income
Revenues and other income	Php33,836	Php30,852	2,984	10
Expenses	20,525	19,580	945	5
Income before income tax	13,311	11,272	2,039	18
Net income attributable to equity holders of PLDT	8,575	8,581	(6)	–
Net income	8,731	8,762	(31)	–
Net income margin	26%	28%	–	–
Earnings per common share – basic	44.87	46.74	(1.87)	(4)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	Php25,001	Php15,404	Php9,597	62
Net cash used in investing activities	13,672	5,824	7,848	135
Capital expenditures	5,937	4,908	1,029	21
Net cash used in financing activities	5,934	3,971	1,963	49
Operational Data
Number of cellular subscribers	25,483,459	20,899,631	4,583,828	22
Number of fixed line subscribers(2)	1,847,084	1,854,364	(7,280)	–
Number of broadband subscribers	327,467	145,193	182,274	126
Fixed Line	152,645	101,195	51,450	51
Wireless	174,822	43,998	130,824	297
Number of employees	26,058	20,134	5,924	29
Fixed Line	8,702	9,160	(458)	(5)
Wireless	5,295	5,076	219	4
Information and Communications Technology	12,061	5,898	6,163	104

Exchange Rates	Php per US$

March 31, 2007	Php48.217
December 31, 2006	49.045
March 31, 2006	51.158
December 31, 2005	53.062

______________

(1)      Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt).

(2)      Previously set forth as number of fixed lines in service. 2006 was restated to reflect the effect of the change in parameters used to align with the PLDT Group’s policy on subscriber count with the planned use of an integrated billing system for our subscribers.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•            Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, and Pilipino Telephone Corporation, or Piltel, our cellular service providers; Smart Broadband, Inc., or Smart Broadband (formerly known as Meridian Telekoms, Inc., or Meridian), our wireless broadband provider; Wolfpac Mobile, Inc., or Wolfpac, our wireless content operator; Mabuhay Satellite Corporation, or Mabuhay Satellite, ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, and Telesat, Inc., or Telesat, our satellite and very small aperture terminal, or VSAT, operators;

•            Fixed Line — fixed line telecommunications services are primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries PLDT Clark Telecom, Inc., Subic Telecommunications Company, Inc., PLDT-Maratel, Inc., PLDT Global Corporation, or PLDT Global, Piltel, Smart-NTT Multimedia, Inc., or SNMI and Bonifacio Communications Corporation, which together account for approximately 3% of our consolidated fixed line subscribers; and

•            Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Inc., or ePLDT; call center services provided under ePLDT Ventus, include Parlance Systems, Inc., or Parlance, and Vocativ Systems, Inc., or Vocativ; business process outsourcing, or BPO, provided by SPi Technologies, Inc., or SPi (consolidated on July 11, 2006); Internet access and gaming services provided by ePLDT’s subsidiaries, Infocom Technologies, Inc., or Infocom, Digital Paradise, Inc., or Digital Paradise, Digital Paradise Thailand, Ltd., or Digital Paradise Thailand, netGames, Inc., or netGames, Airborne Access Corporation, or Airborne Access, Level Up!, Inc., or Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 9 – Investments in Associates to the accompanying unaudited consolidated financial statements.

We registered total revenues and other income of Php33,836 million in the first quarter of 2007, an increase of Php2,984 million, or 10%, as compared to Php30,852 million in the same period in 2006, primarily due to an increase in our service revenues and other income by Php3,035 million and Php78 million, respectively.

Expenses increased by Php945 million, or 5%, to Php20,525 million in the first quarter of 2007 from Php19,580 million in the same period in 2006, largely resulting from increases in compensation and benefits, financing costs, and professional and other contracted services, partly offset by lower depreciation and amortization, and cost of sales.

Net income attributable to equity holders of PLDT decreased by Php6 million to Php8,575 million in the first quarter of 2007 from Php8,581 million in the same period in 2006. Basic earnings per common share decreased to Php44.87 in the first quarter of 2007 from Php46.74 in the same period in 2006 due to an increase in the weighted average number of common shares outstanding to 188.6 million in the first quarter of 2007 from 181.2 million in the same period in 2006.

Results of Operations

The table below shows the contribution by each of our business segments to our revenues and other income, expenses and net income for the three months ended March 31, 2007 and 2006. Most of our revenues are derived from our operations within the Philippines.

	Wireless	Fixed Line			ICT		Inter-segment Transactions	Total
(in millions)
For the three months ended March 31, 2007 (Unaudited)
Revenues and other income	Php21,450		Php12,007		Php2,466		(Php2,087)	Php33,836
Service	20,811		11,828		2,425		(2,052)	33,012
Non-service	576		15		33		(11)	613
Other income	63		164		8		(24)	211
Expenses	10,866		9,430		2,316		(2,087)	20,525
Income before income tax	10,584		2,577		150		–	13,311
Net income for the period	6,894		1,678		159		–	8,731
Net income attributable to equity holders of PLDT	6,729		1,678		168		–	8,575

For the three months ended March 31, 2006 (Unaudited)
Revenues and other income	19,670		12,269		872		(1,959)	30,852
Service	18,944		12,151		813		(1,931)	29,977
Non-service	679		13		53		(3)	742
Equity share in net income of associates	–		–		2		–	2
Other income	47		105		4		(25)	131
Expenses	9,545		11,136		858		(1,959)	19,580
Income before income tax	10,125		1,133		14		–	11,272
Net income for the period	7,891		842		29		–	8,762
Net income attributable to equity holders of PLDT	7,693		842		46		–	8,581

Increase (Decrease)	Amount	%	Amount	%	Amount	%	Amount	Amount	%

Revenues and other income	Php1,780	9	(Php262)	(2)	Php1,594	183	(Php128)	Php2,984	10
Service	1,867	10	(323)	(3)	1,612	198	(121)	3,035	10
Non-service	(103)	(15)	2	15	(20)	(38)	(8)	(129)	(17)
Equity share in net income of associates	–	–	–	–	(2)	(100)	–	(2)	(100)
Other income	16	34	59	56	4	100	1	80	61
Expenses	1,321	14	(1,706)	(15)	1,458	170	(128)	945	5
Income before income tax	459	5	1,444	127	136	971	–	2,039	18
Net income for the period	(997)	(13)	836	99	130	448	–	(31)	–
Net income attributable to equity holders of PLDT	(964)	(13)	836	99	122	265	–	(6)	–

Wireless

Revenues and Other Income

Our wireless business segment offers cellular services as well as wireless broadband, satellite, VSAT and other services.

The following table summarizes our service and non-service revenues and other income from our wireless business for the three months ended March 31, 2007 and 2006 by service segment:

	Three Months Ended March 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%
(in millions)	(Unaudited)
Wireless services:
Service Revenues
Cellular	Php19,923	93	Php18,205	92	Php1,718	9
Wireless broadband, satellite, VSAT and others	888	4	739	4	149	20
	20,811	97	18,944	96	1,867	10
Non-service Revenues
Sale of cellular handsets and SIM-packs	576	3	679	4	(103)	(15)

Other Income	63	–	47	–	16	34

Total Wireless Revenues and Other Income	Php21,450	100	Php19,670	100	Php1,780	9

Service Revenues

Our wireless service revenues increased by Php1,867 million, or 10%, to Php20,811 million in the first quarter of 2007 compared with Php18,944 million in the same period in 2006, mainly as a result of the growth in the cellular and wireless broadband subscriber base, an increase in international inbound revenues and a reduction in domestic interconnection costs due to a shift from off-network to on-network voice and data usage. As a percentage of our total wireless revenues and other income, service revenues contributed 97% and 96% in the first quarter of 2007 and 2006, respectively.

Cellular Service

Our cellular service revenues consist of:

•         revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic air time loads, net of content costs and discounts given to dealers;

•         monthly service fees from postpaid subscribers, including: (1) charges for calls in excess of allocated free local calls; (2) toll charges for national and international long distance calls; (3) charges for text messages of our service customers in excess of allotted free text messages; and (4) charges for value-added services, net of related content provider costs;

•         revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the service; and

•         other charges, including those for reconnection and migration.

Our cellular service revenues in the first quarter of 2007 amounted to Php19,923 million, an increase of Php1,718 million, or 9%, from Php18,205 million in the same period in 2006. Cellular service revenues accounted for 96% of our wireless service revenues in the first quarter of 2007 and 2006.

As at March 31, 2007, Smart and Piltel cellular subscribers totaled 25,483,459, an increase of 4,583,828, or 22%, over their combined cellular subscriber base of 20,899,631 as at March 31, 2006. Prepaid subscribers accounted for 99% of our total subscriber base as at March 31, 2007 and 2006. Prepaid and postpaid subscribers totaled 25,157,975 and 325,484 as at March 31, 2007, reflecting net subscriber activations of 1,301,154 and 6,921, respectively, in the first quarter of 2007.

Smart markets nationwide cellular communications services under the brand names Smart Buddy, Smart Gold, addict mobile, Smart Infinity and Smart Kid prepaid. Smart Buddy and Smart Kid prepaid are prepaid services while Smart Gold, Smart Infinity and addict mobile are postpaid services, which are all provided through Smart's digital network. Piltel markets its cellular prepaid service under the brand name Talk ‘N Text which is provided through Smart’s network.

In 2006, Smart focused on segmenting its market by offering sector-specific, value-driven packages such as All Text – a new variety of top-up service providing a fixed number of messages with prescribed validity periods. Offerings include All Text 10 Bonus, with a suggested retail price of Php12, which includes 10 messages to all networks plus five bonus on-network messages without expiration and All Text 20, which includes 100 on-network messages for Php20, with a validity period of one day. Effective March 24, 2007, All Text 20 was replaced with All Text Plus, which offers 90 on-network messages plus 10 messages to all networks with one day validity period and is in effect until May 25, 2007. All Text also has a voice counterpart in All Talk 20 which is a call package allowing three calls of up to three minutes each for local on-network calls, valid for one day. Other voice offerings include: (a) the Flat Rate Plus Call promotion, which allows a subscriber to make: (1) an on-network call of up to three minutes for Php10 or extend the call to five minutes for Php15; or (2) an off-network call of up to two minutes for Php10 or extend the call up to three minutes for Php15, which replaced the Flat Rate Call service effective March 29, 2007; and (b) Tipid Talk, a call package which allows a subscriber to make four calls of up to 30 seconds each for local on-network calls, valid for one day for Php10 and another variant allowing four calls of up to 15 seconds each for local on-network calls, valid for one day for Php5.50. All Text 10 Bonus, All Talk 20, Tipid Talk and Flat Rate Plus Call are now permanent offerings. Smart also continues to offer Smart 258, a registration-based service which offers unlimited on-network text messaging in load denominations of Php15, Php30 and Php60 with corresponding expiration periods of 1, 2 and 4 days, respectively.

On January 18, 2007, Smart introduced LAHATxt, a top-up service which offers a bundle of text messages available to all networks. LAHATxt 35 is available to all Smart prepaid subscribers and provides for 100 text messages to all networks for Php35 with a one day validity period. On the other hand, Talk ‘N Text subscribers have LAHATxt 20 which allows a subscriber to make 50 text messages to all networks for Php20, also valid for one day. A variant of the All Text promotion, Gaantxt Plus is specifically targeted at Talk ‘N Text subscribers. For a load of Php10, the promotion gives 40 Talk ‘N Text to Talk ‘N Text messages plus five messages to all networks valid for one day. The Gaantxt Plus promotion is valid until May 31, 2007.

Smart likewise has in place various promotions to stimulate international usage. In June 2006, Smart IDD Libre Text Abroad was launched wherein subscribers earned one free international text for every minute of IDD calling. In October 2006, this was replaced by International Budget Text packages. These packages, which have a limited duration and a varying number of allowable messages, enable subscribers to send international text to pre-registered recipients of the subscriber’s choice on supported overseas carriers.

Smart expanded its roster of services with the commercial launch of its 3G services in May 2006. These services include video calling, video streaming, high-speed Internet browsing and downloading of special 3G content, offered at rates similar to those of 2G services.

In February 2007, at the 3GSM Congress in Barcelona, Spain, Smart introduced the Smart Remit, a project which offers low-cost remittance services using its mobile phone-based financial services platform. This will enable migrant workers in the Middle Eastern and European countries to send remittances to the Philippines via SIM-based services using the services of Smart and its banking partners abroad.

In March 2007, Mediaquest Holdings, Inc., in cooperation with Smart, introduced the Mobile TV service using the Digital Video Broadcasting – Handheld, or DVB-H, platform via a test broadcast initially available in Metro Manila, Cebu and Davao. Mobile TV is a broadcast service that delivers real-time events through a digital TV signal optimized for mobile devices wherein programs can be simultaneously viewed by an unlimited number of subscribers, thus making television viewing conveniently available always.

The following table summarizes key measures of our cellular business as at and for the three months ended March 31, 2007 and 2006:

	Three Months Ended March 31,
			Increase (Decrease)
	2007	2006	Amount	%
(in millions)	(Unaudited)

Cellular service revenues	Php19,923	Php18,205	Php1,718	9

By component	19,391	17,647	1,744	10
Voice	8,874	8,246	628	8
Data	10,517	9,401	1,116	12

By service type	19,391	17,647	1,744	10
Prepaid	17,962	16,486	1,476	9
Postpaid	1,429	1,161	268	23

Others(1)	532	558	(26)	(5)
______________

(1)     Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices, revenues from Wolfpac and Smart Money Holdings Corporation and a small number of leased line contracts.

	March 31,
			Increase
	2007	2006	Amount	%
	(Unaudited)

Cellular subscriber base	25,483,459	20,899,631	4,583,828	22
Prepaid	25,157,975	20,614,552	4,543,423	22
Smart	17,762,723	15,256,105	2,506,618	16
Piltel	7,395,252	5,358,447	2,036,805	38
Postpaid	325,484	285,079	40,405	14

	Three Months Ended March 31,
			Increase (Decrease)
	2007	2006	Amount	%
	(Unaudited)
Systemwide traffic volumes (in millions)
Calls (in minutes)	1,470	1,385	85	6
Domestic – outbound	872	868	4	–
International	598	517	81	16
Inbound	551	476	75	16
Outbound	47	41	6	15

Text messages	56,357	49,774	6,583	13
Standard	6,911	8,478	(1,567)	(18)
Bucket-Priced	48,810	40,631	8,179	20
Value-Added Services	636	665	(29)	(4)

Voice Services

Cellular revenues from voice services, which include all voice traffic and voice value-added services such as voice mail and international roaming, increased by Php628 million, or 8%, to Php8,874 million in the first quarter of 2007 from Php8,246 million in the same period in 2006 primarily due to an increase in domestic voice, international long distance and international voice roaming revenues, international inbound revenues, and a decrease in interconnection expense relating to domestic and international long distance calls. The increase in domestic and international outbound and inbound revenues may be attributed to increased traffic mainly on account of subscriber growth. The decrease in interconnection expense resulted from increased on-net voice usage brought about by bucket-priced promotions designed to encourage the use of on-net voice services.

Air time rates for postpaid subscribers vary depending on the type of postpaid plan selected by subscribers.

Data Services

Cellular revenues from data services, which include all text messaging-related services as well as value-added services, increased by Php1,116 million, or 12%, to Php10,517 million in the first quarter of 2007 from Php9,401 million in the same period in 2006. Cellular data services accounted for 53% of cellular service revenues in the first quarter of 2007 as compared to 52% in the same period in 2006.

The following table shows the breakdown of cellular data revenues for the three months ended March 31, 2007 and 2006:

	Thee Months Ended March 31,
			Increase (Decrease)
	2007	2006	Amount	%
(in millions)	(Unaudited)

Text messaging
Domestic	Php9,270	Php7,863	Php1,407	18
Standard	5,536	5,812	(276)	(5)
Bucket-Priced	3,734	2,051	1,683	82
International	365	434	(69)	(16)
	9,635	8,297	1,338	16

Value-added services
Non-Zed(1)	507	613	(106)	(17)
Smart ZedTM	45	100	(55)	(55)
Smart Money	20	23	(3)	(13)
Mobile Banking	1	1	–	–
Roaming SMS, Pasa Load, MMS and WAP	309	367	(58)	(16)
	882	1,104	(222)	(20)
Total	Php10,517	Php9,401	Php1,116	12

_________________

(1) Value-added services developed by Smart on its own platform.

Text messaging-related services contributed revenues of Php9,635 million in the first quarter of 2007, an increase of Php1,338 million, or 16%, compared to Php8,297 million in the same period in 2006, and accounted for 92% and 88% of the total cellular data revenues in the first quarter of 2007 and 2006, respectively. The increase in revenues from text messaging-related services resulted mainly from Smart’s various bucket-priced text promotional offerings. Text messaging revenues from the various bucket plans totaled Php3,734 million. Value-added services, which contributed revenues of Php882 million in the first quarter of 2007, decreased by Php222 million, or 20%, from Php1,104 million in the same period of 2006, primarily due to lower usage of Non-Zed and Smart ZedTM services, partially offset by higher usage of WAP and Pasa Load services in the first quarter of 2007 as compared to the same period in 2006.

Standard text messages totaled 6,911 million in the first quarter of 2007, a decrease of 1,567 million, or 18%, from 8,478 million in the same period in 2006 mainly due to a shift to bucket-priced text services. Bucket-priced text messages in the first quarter of 2007 totaled 48,810 million, an increase of 8,179 million, or 20%, as compared to 40,631 million in the same period in 2006.

Subscriber Base, ARPU and Churn Rates

Prepaid subscribers accounted for approximately 99% of our 25,483,459 subscribers as at March 31, 2007, while postpaid subscribers accounted for the remaining 1%. The cellular prepaid subscriber base grew by 22% to 25,157,975 as at March 31, 2007 from 20,614,552 as at March 31, 2006, whereas the postpaid subscriber base increased by 14% to 325,484 as at March 31, 2007 from 285,079 as at March 31, 2006.

Our net subscriber activations for the three months ended March 31, 2007 and 2006 were as follows:

	Three Months Ended March 31,
			Increase
	2007	2006	Amount	%
	(Unaudited)
Prepaid
Smart	880,281	111,987	768,294	686
Piltel	420,873	374,022	46,851	13

Postpaid	6,921	5,001	1,920	38

Total	1,308,075	491,010	817,065	166

Revenues attributable to our cellular prepaid service amounted to Php17,962 million in the first quarter of 2007, a 9% increase over the Php16,486 million earned in the same period in 2006. Prepaid service revenues in the first quarter of 2007 and 2006 accounted for 93% of voice and data revenues. Revenues attributable to Smart’s postpaid service amounted to Php1,429 million in the first quarter of 2007, a 23% increase over the Php1,161 million earned in the same period in 2006, and accounted for 7% of voice and data revenues in 2007 and 2006.

The following table summarizes our cellular ARPUs for the three months ended March 31, 2007 and 2006:

	Three Months Ended March 31,
	Gross		Increase (Decrease)		Net		Increase (Decrease)
	2007	2006	Amount	%	2007	2006	Amount	%
	(Unaudited)
Prepaid
Smart	323	356	(33)	(9)	267	294	(27)	(9)
Piltel	228	245	(17)	(7)	187	207	(20)	(10)
Prepaid – Blended	295	328	(33)	(10)	244	272	(28)	(10)
Postpaid – Smart	2,045	1,867	178	10	1,483	1,386	97	7
Prepaid and Postpaid Blended	318	349	(31)	(9)	260	287	(27)	(9)

ARPU is computed for each month by dividing the revenues for the relevant services for the month by the average of the number of subscribers at the beginning and at the end of the month. Gross monthly ARPU is computed by dividing the revenues for the relevant services, gross of dealer discounts and allocated content-provider costs, including interconnection income but excluding inbound roaming revenues, by the average number of subscribers. Net monthly ARPU, on the other hand, is calculated based on revenues net of dealer discounts and allocated content-provider costs and interconnection income net of interconnection expense. ARPU for any period of more than one month is calculated as the simple average of the monthly ARPUs in that period.

Prepaid service revenues consist mainly of charges for subscribers’ actual usage of their loads. Gross monthly ARPU for Smart prepaid subscribers in the first quarter of 2007 was Php323, a decrease of 9%, compared to Php356 in the same period in 2006. The average outbound domestic and international voice revenue per subscriber declined in the first quarter of 2007 compared to the same period in 2006, but was partly offset by an increase in the average text messaging revenue. On a net basis, ARPU in the first quarter of 2007 was Php267, a decrease of 9%, compared to Php294 in the same period in 2006. Gross monthly ARPU for Talk ‘N Text subscribers in the first quarter of 2007 was Php228, a decrease of 7%, compared to Php245 in the same period in 2006. The decline was primarily attributable to the decrease in the average outbound domestic and international voice revenue per subscriber as well as the average inbound domestic voice revenue per subscriber partly offset by an increase in the average text messaging revenue per subscriber. On a net basis, ARPU in the first quarter of 2007 decreased by 10% to Php187 from Php207 in the same period in 2006.

Monthly ARPU for Smart’s postpaid services is calculated in a manner similar to that of prepaid service, except that the revenues consist mainly of monthly service fees and charges on usage in excess of the monthly service fees.

Gross monthly ARPU for postpaid subscribers increased by 10% to Php2,045 while net monthly ARPU increased by 7% to Php1,483 in the first quarter of 2007 as compared to Php1,867 and Php1,386 in the same period in 2006, respectively. Prepaid and postpaid monthly gross blended ARPU was Php318 in the first quarter of 2007, a decrease of 9%, compared to Php349 in the same period in 2006. Monthly net blended ARPU decreased by 9% to Php260 in the first quarter of 2007 as compared to Php287 in the same period in 2006.

Our quarterly prepaid and postpaid ARPUs for the three months ended March 31, 2007 and 2006 were as follows:

	Prepaid				Postpaid
	Smart		Piltel		Smart
	Gross	Net	Gross	Net	Gross	Net
	(Unaudited)
2007
First Quarter	Php323	Php267	Php228	Php187	Php2,045	Php1,483

2006
First Quarter	Php356	Php294	Php245	Php207	Php1,867	Php1,386
Second Quarter	344	294	234	202	1,920	1,414
Third Quarter	323	280	213	184	1,891	1,403
Fourth Quarter	332	286	213	184	1,939	1,425

Churn, or the rate at which existing subscribers have their service cancelled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the number of subscribers at the beginning and at the end of a month, all divided by the number of months in the same period.

We recognize a prepaid cellular subscriber as an active subscriber when that subscriber activates and uses the SIM card in the subscriber’s handset, which contains pre-stored air time. The pre-stored air time, equivalent to Php1 plus 50 free SMS, can only be used upon purchase or reload of air time of any value. Subscribers can reload their air time by purchasing prepaid “call and text” cards; by purchasing additional air time “over the air” via Smart Load or Smart Load “All Text”; and by receiving loads of Php2, Php5, Php10 and Php15 via Pasa Load, or through their handsets using Smart Money. Reloads have validity periods ranging from one day to two months, depending on the amount reloaded. A prepaid cellular subscriber is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card and reloads at least once during the month of initial activation or in the immediate succeeding month.

For Smart prepaid, the average monthly churn rate for the first quarter of 2007 was 2.7% compared to 3.4% in the same period in 2006, while the average monthly churn rate for Talk ‘N Text subscribers was 3.4% in the first quarter of 2007 compared to 3.7% in the same period in 2006.

The average monthly churn rate for Smart's postpaid subscribers for the first quarter of 2007 was 1.1% compared to 1.3% in the same period in 2006. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Wireless Broadband, Satellite, VSAT and Other Services

Our revenues from wireless broadband, satellite, VSAT and other services consist mainly of wireless broadband service revenues for Smart Broadband, rentals received for the lease of Mabuhay Satellite’s transponders and Telesat’s VSAT facilities to other companies, charges for ACeS Philippines’ satellite phone service and service revenues generated from PLDT Global’s subsidiaries. Gross revenues from these services for the first quarter of 2007 amounted to Php888 million, an increase of Php149 million, or 20%, from Php739 million in the same period in 2006 principally due to the growth in our wireless broadband business partially offset by lower satellite transponder rental revenues.

Smart Broadband offers a number of wireless broadband services and had 163,799 subscribers as at March 31, 2007. SmartBro, the fixed wireless broadband service of Smart linked to Smart’s wireless broadband-enabled base stations, allows people to connect to the Internet using an outdoor aerial antenna installed in a subscriber’s home. Wireless broadband revenues contributed Php414 million in the first quarter of 2007, increasing by Php294 million, or 245%, from Php120 million in the same period in 2006.

We also offer PLDT WeRoam, a wireless broadband service, running on Smart’s nationwide wireless network (using GPRS, EDGE and WiFi technologies) and PLDT’s extensive IP infrastructure. Some of the recent enhancements to the service are the inclusion of international roaming in key roaming countries all over the world and national WiFi roaming access. Principally targeted to the corporate market, the service had 11,023 subscribers as at March 31, 2007 compared to 5,083 subscribers as at March 31, 2006 and contributed Php29 million to our data revenues, an increase of Php1 million, or 4%, from Php28 million in the same period in 2006.

Non-service Revenues

Our wireless non-service revenues consist of:

•            proceeds from sales of cellular handsets; and

•            proceeds from sales of cellular SIM-packs.

Our wireless non-service revenues decreased by Php103 million, or 15%, to Php576 million in the first quarter of 2007 as compared to Php679 million in the same period in 2006 primarily due to a lower volume of postpaid handsets sold and a lower average revenue per handset and SIM-pack, partly offset by a higher volume of prepaid handsets and SIM-packs sold in the first quarter of 2007.

Other Income

All other income/gains such as rental income and which do not fall under service and non-service revenues are included under this classification. Our wireless business segment generated other income of Php63 million in the first quarter of 2007, an increase of Php16 million, or 34%, as compared to Php47 million in the same period in 2006 largely due to a higher gain on the sale of fixed assets.

Expenses

Expenses associated with our wireless business in the first quarter of 2007 amounted to Php10,866 million, an increase of Php1,321 million, or 14%, from Php9,545 million in the same period in 2006. A significant portion of this increase was attributable to higher financing costs, depreciation and amortization, and rent, which was partially offset by lower cost of sales and provisions. As a percentage of our total wireless revenues and other income, expenses associated with our wireless business accounted for 51% and 49% in the first quarter of 2007 and 2006, respectively.

Cellular business expenses accounted for 94% of our wireless business expenses, while wireless broadband, satellite, VSAT and other business expenses accounted for the remaining 6% of our wireless business expenses in the first quarter of 2007 as compared to 95% and 5%, respectively, in the same period in 2006.

The following table summarizes the breakdown of our wireless-related expenses for the three months ended March 31, 2007 and 2006 and the percentage of each expense item to the total:

	Three Months Ended March 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%
	(Unaudited)
(in millions)
Wireless services
Depreciation and amortization	Php2,925	27	Php2,576	27	Php349	14
Rent	1,989	18	1,702	18	287	17
Compensation and benefits(1)	1,216	11	1,042	11	174	17
Cost of sales	1,149	11	1,202	12	(53)	(4)
Maintenance	897	8	923	10	(26)	(3)
Selling and promotions	873	8	826	9	47	6
Professional and other contracted services	565	5	422	4	143	34
Taxes and licenses	354	3	347	4	7	2
Communication, training and travel	239	2	253	2	(14)	(6)
Insurance and security services	198	2	215	2	(17)	(8)
Provisions	109	1	158	2	(49)	(31)
Amortization of intangible assets	42	1	69	1	(27)	(39)
Financing costs	(32)	–	(421)	(4)	389	92
Other expenses	342	3	231	2	111	48
Total	Php10,866	100	Php9,545	100	Php1,321	14

__________

(1)     Includes salaries and benefits, incentive plan, pension and manpower rightsizing program, or MRP, costs.

Depreciation and amortization charges increased by Php349 million, or 14%, to Php2,925 million in the first quarter of 2007, principally due to an increase in our depreciable asset base mainly transmission facilities, broadband and 3G network, and customer-deployed equipment.

Rent expenses increased by Php287 million, or 17%, to Php1,989 million on account of an increase in domestic fiber optic network, or DFON, facilities leased by Smart from PLDT, as well as higher satellite transmission and site rental expenses. As at March 31, 2007, we had 4,390 GSM cell sites and 7,194 base stations, compared with 4,329 GSM cell sites and 6,411 base stations as at March 31, 2006.

Compensation and benefits expenses increased by Php174 million, or 17%, to Php1,216 million, primarily due to higher accrued bonuses, pension and other employee benefits of Smart, partly offset by lower accrued long-term incentive plan and MRP costs. Smart and subsidiaries’ employee headcount increased by 221, or 4%, to 5,245 in the first quarter of 2007 as compared to 5,024 in the same period in 2006. For further discussion on our long-term incentive plan, please see Note 21 –Employee Benefits to the accompanying unaudited consolidated financial statements.

Cost of sales decreased by Php53 million, or 4%, to Php1,149 million due to a decrease in the average cost of phone kits and SIM-packs sold in the first quarter of 2007. The breakdown of cost of sales for our wireless business for the three months ended March 31, 2007 and 2006 is as follows:

	Three Months Ended March 31,
			Decrease
	2007	2006	Amount	%
	(Unaudited)
(in millions)
Cost of cellular handsets and SIM-packs sold	Php1,105	Php1,155	(Php50)	(4)
Cost of satellite air time and terminal units	44	47	(3)	(6)
	Php1,149	Php1,202	(Php53)	(4)

Maintenance expenses decreased by Php26 million, or 3%, to Php897 million mainly due to lower site repairs and maintenance costs for network facilities and IT software, and a decrease in fuel costs for power generation, partly offset by higher expenses for electricity consumption for cell sites and offices.

Selling and promotions increased by Php47 million, or 6%, to Php873 million due to higher advertising, promotions and commissions expenses.

Professional and other contracted services increased by Php143 million, or 34%, to Php565 million, primarily due to increased contracted service, consultancy and technical service, market research and call center service fees.

Taxes and licenses increased by Php7 million, or 2%, to Php354 million, primarily due to an increase in royalty and franchise fees, and higher non-creditable input tax, partly offset by lower business-related taxes and licenses.

Communication, training and travel expenses decreased by Php14 million, or 6%, to Php239 million due to lower foreign travel expenses incurred in the first quarter of 2007, partly offset by higher freight and hauling charges, and local travel expenses.

Insurance and security services decreased by Php17 million, or 8%, to Php198 million, primarily due to the decrease in site security expenses and lower charges on insurance contracts.

Provisions decreased by Php49 million, or 31%, to Php109 million primarily due to a lower level of write-down of slow-moving handsets to net realizable values. The breakdown of provisions for the three months ended March 31, 2007 and 2006 is as follows:

	Three Months Ended March 31,
			Increase (Decrease)
	2007	2006	Amount	%
	(Unaudited)
(in millions)
Doubtful accounts	Php48	Php49	(Php1)	(2)
Write-down of inventories to net realizable values	61	109	(48)	(44)
	Php109	Php158	(Php49)	(31)

Amortization of intangible assets decreased by Php27 million, or 39%, to Php42 million mainly due to intangible assets relating to technology application arising from the acquisition of Wolfpac which was fully amortized by end 2006; no similar transaction was incurred in the first quarter of 2007.

Net financing gains decreased by Php389 million, or 92%, to Php32 million on account of lower foreign exchange gains recognized in the first quarter of 2007 as compared to the same period in 2006 due to lower appreciation of the Philippine peso to the U.S. dollar in 2007, partly offset by lower accretion on financial liabilities. The breakdown of our financing costs (gains) for our wireless business for the three months ended March 31, 2007 and 2006 is as follows:

	Three Months Ended March 31,
			Change
	2007	2006	Amount	%
	(Unaudited)
(in millions)
Interest on loans and related items	Php400	Php405	(Php5)	(1)
Accretion on financial liabilities – net	223	545	(322)	(59)
Financing charges	34	25	9	36
Dividends on preferred stock subject to mandatory redemption	5	49	(44)	(90)
Loss (gain) on derivative transactions – net	(13)	1	(14)	(1,400)
Capitalized interest	(41)	(61)	20	33
Interest income	(275)	(370)	95	26
Foreign exchange gains – net	(365)	(1,015)	650	64
	(Php32)	(Php421)	Php389	92

Other expenses increased by Php111 million, or 48%, to Php342 million primarily due to higher various business and operational-related expenses.

Provision for Income Tax

Provision for income tax increased by Php1,456 million, or 65%, to Php3,690 million in the first quarter of 2007 from Php2,234 million in the same period in 2006. In the first quarter of 2007, the effective tax rate for our wireless business was 35% as compared to 22% in the same period in 2006 mainly due to recognition of deferred tax assets of Piltel in 2006.

Net Income

Our wireless business segment recorded a net income of Php6,894 million in the first quarter of 2007, a decrease of Php997 million, or 13%, over Php7,891 million registered in the same period in 2006, notwithstanding the increase in income before tax, on account of higher provision for income tax largely due to Piltel’s recognition of deferred tax assets in 2006.

Fixed Line

Revenues and Other Income

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Total fixed line revenues generated from our fixed line business in the first quarter of 2007 totaled Php12,007 million, a decrease of Php262 million, or 2%, from Php12,269 million in the same period in 2006.

The following table summarizes revenues from our fixed line business for the three months ended March 31, 2007 and 2006 by service segment:

	Three Months Ended March 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%
	(Unaudited)
(in millions)
Fixed line services:
Service Revenues
Local exchange	Php3,905	33	Php4,352	35	(Php447)	(10)
International long distance	2,400	20	2,559	21	(159)	(6)
National long distance	1,593	13	1,810	15	(217)	(12)
Data and other network	3,563	30	3,066	25	497	16
Miscellaneous	367	3	364	3	3	1
	11,828	99	12,151	99	(323)	(3)
Non-Service Revenues	15	–	13	–	2	15
Other Income	164	1	105	1	59	56
Total Fixed Line Revenues and Other Income	Php12,007	100	Php12,269	100	(Php262)	(2)

Service Revenues

Local Exchange Service

Our local exchange service revenues consist of:

•            flat monthly fees for our postpaid and fixed charges for our bundled and data services;

•            installation charges and other one-time fees associated with the establishment of customer service;

•            revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards; and

•            charges for special features, including bundled value-added services such as call waiting, call forwarding, multi-party conference calling, speed calling and caller ID.

The following table summarizes key measures of our local exchange service business as at and for the three months ended March 31, 2007 and 2006:

	Three Months Ended March 31,
			Increase (Decrease)
	2007	2006	Amount	%
	(Unaudited)

Total local exchange service revenues (in millions)	Php3,905	Php4,352	(Php447)	(10)
Number of fixed line subscribers	1,847,084	1,854,364	(7,280)	–
Number of fixed line employees	8,702	9,160	(458)	(5)
Number of fixed line subscribers per employee	212	203	9	4

Revenues from our local exchange service decreased by Php447 million, or 10%, to Php3,905 million in the first quarter of 2007 from Php4,352 million in the same period in 2006. The decrease was primarily due to the appreciation of the peso which required us to make downward adjustments in our monthly local service rates and a decline in the number of fixed line subscribers. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 33% in the first quarter of 2007 as compared to 36% in the same period in 2006.

Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of our overall churn and credit risk exposure management and subscriber retention strategy. Prepaid subscribers are charged based on usage at a rate of Php1.00 per minute for local calls, but the rates charged for prepaid and postpaid fixed line subscribers for national and international long distance calls are the same. A prepaid fixed line subscriber is recognized as an active subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php500, Php300 and Php150. All sales of prepaid cards, whether through dealers or through PLDT's business offices, are non-refundable.

In May 2006, PLDT launched Pwede! Card, the first reloadable PIN-based prepaid card that provides access to a range of voice and Internet services at affordable rates. Pwede! Card is applicable to a host of fixed line and wireless services including local, domestic and international long distance calls, text messaging, payphones and prepaid Internet service.

In July 2006, PLDT launched Telepwede, an upgraded prepaid fixed line service. Telepwede subscribers are charged Php115 per month to receive incoming calls. Since Telepwede runs on the prepaid platform of Pwede! Card, subscribers can reload for as low as Php30 to make outgoing calls. Charges are at Php2 per local call (for an unlimited duration), Php2.50 per minute for PLDT to PLDT NDD, Php5.00 per minute for PLDT to non-PLDT NDD, and Php6.50 per minute for calls to cellular phones. IDD call rates are classified into three: Php8 per minute for top 95 destinations, Php10 per minute for 8 Middle East countries and Php15 per minute for the rest of the world. Vibe prepaid dial-up service can also be accessed at Php1 per 10 minutes with an additional access fee of Php2 per log-on.

Pursuant to a currency exchange rate adjustment mechanism authorized by the Philippine National Telecommunications Commission, or the NTC, we adjust our postpaid monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. In the first quarter of 2007, we implemented two downward adjustments in our monthly local service rates, while there were three downward adjustments in the same period in 2006. The average Philippine peso to U.S. dollar rate factored in our monthly local service rates in the first quarter of 2007 was Php49.09 to US$1.00, compared to an average of Php52.58 to US$1.00 in the same period in 2006. This change in the average peso-to-dollar rate translated to a peso appreciation of 7%, which resulted in a net decrease of approximately 6% in our average monthly local service rates in the first quarter of 2007.

International Long Distance Service

Our international long distance service revenues, which we generate through our international gateway facilities, consist of:

•         inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls, virtual transit and hubbing service and reverse charged calls such as received collect and home country direct service;

•         access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and

•         outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international fixed line long distance business for the three months ended March 31, 2007 and 2006:

	Three Months Ended March 31,
			Increase (Decrease)
	2007	2006	Amount	%
	(Unaudited)

Total international long distance service revenues (in millions)	Php2,400	Php2,559	(Php159)	(6)
Inbound	2,032	2,147	(115)	(5)
Outbound	368	412	(44)	(11)

International call volumes (in million minutes, except call ratio)	577	514	63	12
Inbound	513	468	45	10
Outbound	64	46	18	39
Inbound-outbound call ratio	8.0:1	10.2:1	–	–

Our total international long distance service revenues decreased by Php159 million, or 6%, to Php2,400 million in the first quarter of 2007 from Php2,559 million in the same period in 2006, primarily due to the peso appreciation and a decrease in average termination rates for inbound calls mitigated by an increase in call volumes. The percentage contribution of international long distance service revenues to our total fixed line service revenues decreased to 20% in the first quarter of 2007 from 21% in the same period in 2006.

Our revenues from inbound international long distance service decreased by Php115 million, or 5%, to Php2,032 million due to the appreciation of the Philippine peso to the U.S. dollar coupled with a decrease in average rate per minute due to the change in call mix with more traffic terminating to cellular operators where the net revenue kept by us is lower. These decreasing effects were partially offset by an increase in inbound traffic volume by 45 million minutes to 513 million minutes in the first quarter of 2007. The appreciation of the Philippine peso to the U.S. dollar with average rates of Php48.567 in the first quarter of 2007 and Php51.683 in the same period in 2006 contributed to the decrease in our inbound international long distance revenues in peso terms, since settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies that are translated into pesos at the time of billing.

Our revenues from outbound international long distance service decreased by Php44 million, or 11%, to Php368 million in the first quarter of 2007 primarily due to a decline in average revenue per minute as a result of a lower average collection rate with the introduction of low-rate services such as PLDT ID-DSL and Budget Card, and the peso appreciation in 2006, which more than offset the increase in outbound international call volumes in 2006.

On September 15, 2005, we introduced PLDT ID-DSL, a service that allows overseas calls for registered myDSL plan subscribers using a regular PLDT fixed line or a voice pad dialer for as low as US$0.10 per minute or US$0.08 per minute, respectively, depending on the subscribers’ DSL plan.

To address the market’s demand for low-priced international calls, PLDT enhanced the Budget Card, a prepaid call card, offering a reduced IDD rate of Php5 per minute, as a promotional offer starting September 24, 2005, for calls to 89 overseas destinations including the United States, Canada, Japan and China. On March 4, 2006, Budget Card calling rates has been further lowered to Php3, Php5 and Php8 per minute calls, depending on the destination, and now has 100 overseas destinations. Budget Cards are sold in denominations of Php200 and Php100, which must be consumed within 30 days from first use.

National Long Distance Service

Our national long distance service revenues consist of:

•               per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier;

•               access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers; and

•               fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network.

The following table shows our national long distance service revenues and call volumes for the three months ended March 31, 2007 and 2006:

	Three Months Ended March 31,
			Decrease
	2007	2006	Amount	%
	(Unaudited)

Total national long distance service revenues (in millions)	Php1,593	Php1,810	(Php217)	(12)
National long distance call volumes (in million minutes)	540	545	(5)	(1)

Our national long distance service revenues decreased by Php217 million, or 12%, to Php1,593 million in the first quarter of 2007 from Php1,810 million in the same period in 2006, primarily due to a decrease in call volumes coupled with lower average revenue per minute in the first quarter of 2007. Accordingly, the percentage contribution of national long distance revenues to our fixed line service revenues accounted for 13% and 15% in the first quarter of 2007 and 2006, respectively.

In January 2006, PLDT launched the 10-10-10 promotion where we charge a flat rate of Php10 per call for an unlimited duration terminating from PLDT to PLDT and Smart and Talk ‘N Text subscribers for a Php50 monthly service fee.

PLDT limited the Php10 per call service for Smart and Talk ‘N Text to subscribers who registered on or before February 24, 2006. PLDT fixed line subscribers, however, can still register and avail themselves of the unlimited Php10 per call service for national long distance calls within the PLDT network.

Data and Other Network Services

Our data and other network service revenues include charges for leased lines, IP-based, packet-based and switched-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband Internet-based data communications, and packet-based communication.

The following table shows information about our data and other network service revenues for the three months ended March 31, 2007 and 2006:

	Three Months Ended March 31,
			Increase
	2007	2006	Amount	%
(in millions)	(Unaudited)

Data and other network service revenues	Php3,563	Php3,066	Php497	16
Number of DSL broadband subscribers	152,645	101,195	51,450	51
Number of PLDT Vibe narrowband subscribers	299,832	300,157	(325)	–

In the first quarter of 2007, our data and other network services posted revenues of Php3,563 million, an increase of Php497 million, or 16%, from Php3,066 million in the same period in 2006, primarily due to increases in leased lines, IP-based and switched-based data services, particularly Diginet and DFON rental, and PLDT DSL mitigated by lower PLDT Vibe services. The revenue contribution of this service segment to our fixed line service revenues increased to 30% in the first quarter of 2007 from 25% in the same period in 2006.

IP-based products include PLDT DSL (myDSL and BizDSL), PLDT Vibe and I-Gate. PLDT DSL broadband Internet service is targeted for heavy individual Internet users as well as for small and medium enterprises, while PLDT Vibe, PLDT’s dial-up/narrowband Internet service, is targeted for light to medium residential or individual Internet users. I-Gate, our dedicated leased line Internet access service, on the other hand, is targeted to enterprises and value-added service providers.

DSL contributed revenues of Php876 million in the first quarter of 2007, an increase of Php133 million, or 18%, from Php743 million in the same period in 2006, primarily due to an increase in the number of subscribers. DSL reached 152,645 subscribers as at March 31, 2007 compared with 101,195 subscribers in the same period in 2006. DSL offers a number of packages with maximum speeds ranging from 88 kbps to 5 Mbps depending on the plan.

PLDT Vibe revenues decreased by Php15 million, or 16%, to Php80 million in the first quarter of 2007 from Php95 million in the same period in 2006, primarily due to a decrease in subscribers. As at March 31, 2007, PLDT Vibe registered users totaled 299,832, of which 92,629 were exclusive postpaid users, 194,890 were exclusive prepaid users, and 12,313 were both postpaid and prepaid users. As at March 31, 2006, PLDT Vibe registered users totaled 300,157, of which 114,249 were exclusive postpaid users, 158,537 were exclusive prepaid users, and 27,371 were both postpaid and prepaid users.

In support of the growing data requirements of the small and medium enterprise market, the network footprints of BRAINS, IP-VPN and Shops.work, PLDT’s private local networking services, have been expanded with the roll-out of NGN facilities in key business areas across the country.

The continued growth in data services revenues can be attributed to several product offerings. The steady demand for dedicated connectivity or private networking from the corporate market using PLDT’s traditional international and domestic data offerings – Fibernet, Arcstar, Acacia, I-Gate, Diginet, BRAINS, IP-VPN and Shops.work, among others – continues to provide us with a stable revenue source.

Diginet, our domestic private leased line service, has been providing Smart’s increasing fiber optic and leased line data requirements. Diginet revenues increased by Php201 million, or 14%, to Php1,607 million in the first quarter of 2007 as compared to Php1,406 million in the same period in 2006 mainly due to Smart’s DFON rental of Php1,214 million and Php995 million in the first quarter of 2007 and 2006, respectively.

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising and facilities rental. In the first quarter of 2007, these revenues increased by Php3 million, or 1%, to Php367 million from Php364 million in the same period in 2006. The improvement was mainly due to an increase in the sale of Smart products, primarily Smart Load, brought about by the launching of the Pwede! Card in May 2006 coupled with an increase in facility management fees, mitigated by a decrease in rental income brought about by a decline in co-location charges. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in the first quarter of 2007 and 2006.

Non-service Revenues

Non-service revenues increased by Php2 million, or 15%, to Php15 million in the first quarter of 2007 from Php13 million in the same period in 2006 primarily due to proceeds from computer sales in relation to our DSL promotion.

Other Income

All other income/gains such as rental income and gain on disposal of property, which do not fall under service and non-service revenues are included under this classification. In the first quarter of 2007, our fixed line business segment registered an increase in other income of Php59 million, or 56%, to Php164 million from Php105 million in the same period in 2006 mainly due to income from disposal of various materials.

Expenses

Expenses related to our fixed line business totaled Php9,430 million in the first quarter of 2007, a decrease of Php1,706 million, or 15%, as compared to Php11,136 million in the same period in 2006. The decrease was primarily due to lower depreciation and amortization, partially offset by higher financing costs and professional and other contracted services expense.

The following table shows the breakdown of our total fixed line-related expenses for the three months ended March 31, 2007 and 2006 and the percentage of each expense item to the total:

	Three Months Ended March 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%
	(Unaudited)
(in millions)
Fixed line services:
Compensation and benefits(1)	Php2,382	25	Php2,216	20	Php166	7
Depreciation and amortization	2,289	24	4,971	45	(2,682)	(54)
Financing costs	1,838	20	1,408	13	430	31
Maintenance	928	10	808	7	120	15
Professional and other contracted services	430	5	214	2	216	101
Rent	423	5	427	4	(4)	(1)
Selling and promotions	362	4	386	3	(24)	(6)
Taxes and licenses	235	2	196	2	39	20
Insurance and security services	139	1	133	1	6	5
Communication, training and travel	130	1	124	1	6	5
Provisions	123	1	79	1	44	56
Cost of sales	47	1	32	–	15	47
Other expenses	104	1	142	1	(38)	(27)
Total	Php9,430	100	Php11,136	100	(Php1,706)	(15)

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Compensation and benefits expenses increased by Php166 million, or 7%, to Php2,382 million, primarily due to the effect of collective bargaining agreement-related increases in salaries and benefits, and an increase in pension benefits, partially offset by a reduction in the number of fixed line employees due to PLDT’s manpower rightsizing program. For further discussion on our long-term incentive plan, please see Note 21 – Employee Benefits to the accompanying unaudited consolidated financial statements.

Depreciation and amortization charges decreased by Php2,682 million, or 54%, to Php2,289 million due to PLDT’s additional depreciation charges on certain properties and equipment affected by our NGN roll-out recognized in 2006 amounting to Php1,941 million; no similar additional depreciation recognized in 2007.

Financing costs increased by Php430 million, or 31%, to Php1,838 million largely due to
(1) higher loss on derivative transactions in the first quarter of 2007; (2) lower foreign exchange gains recorded in 2006 as a result of lower foreign currency debt levels; and (3) lower interest income. The breakdown of financing costs for our fixed line business for the three months ended March 31, 2007 and 2006 is as follows:

	Three Months Ended March 31,
			Change
	2007	2006	Amount	%
	(Unaudited)
(in millions)
Interest on loans and related items	Php1,451	Php1,718	(Php267)	(16)
Loss on derivative transactions	366	21	345	1,643
Hedge costs	354	341	13	4
Accretion on financial liabilities – net	45	69	(24)	(35)
Financing charges	1	11	(10)	(91)
Interest income	(55)	(108)	53	49
Capitalized interest	(73)	(68)	(5)	(7)
Foreign exchange gains – net	(251)	(576)	325	56
	Php1,838	Php1,408	Php430	31

Maintenance expenses increased by Php120 million, or 15%, to Php928 million, primarily due to higher maintenance costs for domestic cable and wire facilities as more operating and maintenance-related restorations were incurred in the first quarter of 2007 as compared to the same period in 2006.

Professional and other contracted services increased by Php216 million, or 101%, to Php430 million primarily due to PLDT’s higher consultancy service fees coupled with higher contracted services in the first quarter of 2007.

Rent expenses decreased by Php4 million, or 1%, to Php423 million due to the decrease in transponder lease charges, partially offset by an increase in international leased circuits charges and higher office and building rentals.

Selling and promotion expenses decreased by Php24 million, or 6%, to Php362 million, primarily as a result of a decline in PLDT’s promotional activities in relation to various products and services, partly offset by higher public relations expense in 2006.

Taxes and licenses increased by Php39 million, or 20%, to Php235 million, mainly on account of higher business-related taxes incurred in the first quarter of 2007 as compared to the same period in 2006.

Insurance and security services increased by Php6 million, or 5%, to Php139 million, primarily due to higher premiums on property all-risk, industrial all-risk and industrial fire insurance.

Communication, training and travel expenses increased by Php6 million, or 5%, to Php130 million due to an increase in local and foreign travel and training in the first quarter of 2007 as compared to the same period in 2006.

Provisions increased by Php44 million, or 56%, to Php123 million primarily on account of the negative Php85 million provision for onerous contracts in the first quarter of 2006; no similar transaction was provided for in the same period in 2007. This was partially offset by PLDT’s lower provision for doubtful accounts as a result of lower anticipated uncollectible receivables. The breakdown of provisions for our fixed line business for the three months ended March 31, 2007 and 2006 is as follows:

	Three Months Ended March 31,
			Increase (Decrease)
	2007	2006	Amount	%
	(Unaudited)
(in millions)
Doubtful accounts	Php114	Php155	(Php41)	(26)
Onerous contracts and assessments	9	(76)	85	112
	Php123	Php79	Php44	56

Cost of sales increased by Php15 million, or 47%, to Php47 million in the first quarter of 2007 due to the computer-bundled sales in relation to our DSL promotion and WeRoam subscriptions.

Other expenses decreased by Php38 million, or 27%, to Php104 million due to various business and operational-related expenses resulting from continuing cost-containing activities.

Provision for Income Tax

Provision for income tax amounted to Php899 million in the first quarter of 2007 as compared to Php291 million in the same period in 2006 primarily due to net movement in deferred tax assets owing to higher foreign exchange differentials realized in 2006.

Net Income

In the first quarter of 2007, our fixed line business segment contributed a net income of Php1,678 million, an increase of Php836 million, or 99%, as compared to Php842 million in the same period in 2006 mainly as a result of a 15% decrease in fixed line-related expenses, particularly depreciation and amortization partially offset by a slight decrease in our service revenues.

Information and Communications Technology

Revenues and Other Income

Our information and communications technology, or ICT, business is conducted by ePLDT and its subsidiaries.

On July 11, 2006, ePLDT acquired a 100% equity interest in SPi Technologies, Inc., or SPi, and its direct and indirect Philippine and offshore subsidiaries. SPi is the second largest pure-play BPO service provider and the ninth largest independent BPO service provider worldwide. It has operations in 19 locations in North America, Europe and Asia. On August 11, 2006, SPi acquired 100% of CyMed, Inc., a leading medical transcription company based in Richmond, Virginia.

On February 16, 2006, ePLDT acquired a 60% equity interest in Level Up!, a leading publisher of online games in the Philippines. The acquisition of Level Up!, together with netGames, ePLDT’s online gaming subsidiary, will strengthen ePLDT’s online gaming business in the Philippines.

For further discussion, see Note 2 – Summary of Accounting Policies and Practices – Basis of Preparation to the accompanying unaudited consolidated financial statements.

In the first quarter of 2007, our information and communications technology business generated revenues of Php2,466 million, an increase of Php1,594 million, or 183%, from Php872 million in the same period in 2006. This increase was largely due to the consolidation of SPi and Level Up! and the continued increase of our call center revenues. Going forward, we currently expect revenues from our call center and BPO businesses to continue to contribute significantly to our information and communications technology revenues in light of the growing demand for our call center and BPO services.

The following table summarizes revenues from our information and communications technology business for the three months ended March 31, 2007 and 2006 by service segment:

	Three Months Ended March 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%
	(Unaudited)
(in millions)
Service Revenues
Call center	Php782	32	Php563	65	Php219	39
BPO	1,269	51	–	–	1,269	100
Internet and gaming	237	10	142	16	95	67
Vitroä data center	112	4	83	10	29	35
Others	25	1	25	3	–	–
	2,425	98	813	94	1,612	198
Non-service Revenues
Point Product Sales	33	2	53	6	(20)	(38)

Other Income	8	–	4	–	4	50

Equity in net income of associates	–	–	2	–	(2)	(100)

Total ICT Revenues and Other Income	Php2,466	100	Php872	100	Php1,594	183

Service Revenues

Service revenues generated by our information and communications technology segment amounted to Php2,425 million in the first quarter of 2007, an increase of Php1,612 million, or 198%, as compared to Php813 million in the same period in 2006 primarily as a result of the consolidation of SPi and Level Up! and the continued growth of our call center business.

Call Center

We are focused on developing our call center business which capitalizes on the availability of English-speaking college graduates in the Philippines with a strong customer service orientation. ePLDT has established one umbrella brand name, ePLDT Ventus, for all of its call center businesses, including Vocativ and Parlance. Ventus provides offshore contact center outsourcing solutions specializing in inbound customer care. Vocativ provides customer and technical support to its clients in the Philippines, United States and the United Kingdom, while Parlance provides exclusive customer support and billing requirements to one of the largest direct-to-home satellite television providers in the United States. In total, we own and operate approximately 5,720 seats with 4,620 customer service representatives, or CSRs, as at March 31, 2007 compared to approximately 3,690 seats with 3,842 CSRs as at March 31, 2006. In 2006, ePLDT Ventus launched two new sites bringing our total call center site count to seven as at March 31, 2007.

Call center revenues consist of:

•               inbound calls for customer care, product inquiries, sales and technical support based on active minutes, billable hours and full-time equivalents;

•               outbound calls for sales and collections based on active minutes, billable hours and full-time equivalents; and

•               service income for e-mail handling, web chat, web co-browsing, data entry and BPO based on transaction volume.

Revenues related to our call center business increased by Php219 million, or 39%, to Php782 million in the first quarter of 2007 from Php563 million in the same period in 2006 primarily due to the combined effects of the following:

•               an increase in programs being handled by Vocativ from the first quarter of 2006 brought about by the acquisition of additional clients in the same period in 2007;

•               an increase in the number of registered minutes for Parlance’s inbound projects and hours for outbound projects;

•               an increased call volume handled by Ventus due to the expansion of our domestic call center group, which currently serves internal (Smart) and external (credit card companies) clients;

•               the expansion of Vocativ’s existing Taguig facility by 660 seats to approximately 1,870 seats in the first quarter of 2007 from approximately 1,210 seats in the same period in 2006;

•               the expansion of Ventus’ existing Iloilo facility by 80 seats to approximately 450 seats in the first quarter of 2007 from approximately 370 seats in the same period in 2006;

•               the expansion of Ventus’ back-up/overflow Makati facility by 220 seats to approximately 300 seats in the first quarter of 2007 from approximately 80 seats in the same period in 2006, which provided capacity for seasonal requirements of Iloilo-based programs;

•               the commencement of operations at the 820-seat Ventus Pasig call center in August 2006; and

•               the commencement of operations at the 780-seat Parlance Libertad call center in September 2006.

Call center revenues accounted for 32% and 69% of total information and communications technology service revenues in the first quarter of 2007 and 2006, respectively.

Business process outsourcing

BPO revenues consist of:

•              editorial and content production services to the scholarly scientific, technical and medical (SSTM) journal publishing industry;

•              digital content conversion services to information incentive organizations such as online and traditional publishers, libraries, educational institutions, Global 1,000 corporations and government agencies worldwide;

•              pre-press project management services to book publishers;

•              litigation support services which involve conventional coding and electronic discovery support services for international law firms, corporate counsels and government agencies; and

•              conversion services of medical record/data from handwritten or speech format to electronic format.

We provide our BPO services primarily through SPi and its subsidiaries, which we acquired on July 11, 2006. In the first quarter of 2007, BPO contributed revenues of Php1,269 million, primarily from SPi services, and accounted for 52% of service revenues.

Internet and gaming

ePLDT has also invested in a number of other e-commerce and Internet-related businesses, which include:

•               a 99.6% interest in Infocom, an Internet service provider offering consumer prepaid and postpaid Internet access, corporate leased lines, dedicated dial-up, multi-user dial-up, broadband Internet access through DSL, web consulting and development, hosting and other value-added services. In addition, Infocom, through its Customer Service Outsourcing Group, handles PLDT group’s nationwide technical helpdesk operations;

•               a 75% interest in Digital Paradise, an Internet café business with the brand Netopia;

•               an 80% interest in netGames, a publisher for Massively Multi-player Online Games in the Philippines and the Philippine licensee of Khan Online, Pangya and Flyff, and the owner of Juanworld, a community gaming portal;

•               a 60% interest in Level Up!, a leading publisher of online games in the Philippines with approximately 80% of the online gaming market. Level Up! was consolidated to ePLDT in May 2006;

•               a 51% interest in Airborne Access, the country’s leading operator of WiFi hotspots, which provides wireless Internet access in hotspots equipped with WiFi access points; and

•               a 51% interest in Digital Paradise Thailand, an affiliate of Digital Paradise, offering similar products and services with four branches in Bangkok, Thailand.

Internet service revenues consist of:

•               revenues derived from actual usage of the Internet access network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic Internet time loads, net of discounts given to dealers;

•               monthly service fees from postpaid corporate and consumer subscribers including:
(1) charges for Internet usage in excess of allocated free plan Internet hours; (2) one-time installation and activation fees; and (3) fees for value-added services including
e-mail and web hosting services;

•               one-time fees generated from the reselling of Internet-related solutions such as security solutions and domain registration;

•               franchise and royalty fees for Netopia Internet cafés, including a one-time subscription fee and monthly recurring franchise fees based on certain conditions in the franchise agreement;

•               revenues from community access of computers and desktop publishing based on actual usage, net of discounts given to users; and

•               online gaming revenues from unique subscribers, including one-time sale of gaming cards and electronic pins, and top-up fees upon actual consumption of gaming credits or after expiration of any unused peso value thereof.

Revenues from our Internet and gaming businesses increased by Php95 million, or 67%, to Php237 million in the first quarter of 2007 from Php142 million in the same period in 2006 primarily due to the consolidation of Level Up! in May 2006 which resulted in additional revenues of Php45 million and an increase in Infocom’s revenues by Php30 million. Our Internet and gaming business revenues accounted for 10% and 17% of service revenues of our information and communications technology business in the first quarter of 2007 and 2006, respectively.

Vitroä data center

ePLDT operates an Internet data center under the brand name Vitroä which provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewalls and managed firewalls.

Vitroä revenues consist of:

•               monthly service fees derived from co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, web hosting, data recovery security services and other value-added services; and

•               installation charges or one-time fees associated with the set-up of services and professional services of Vitro’s certified professionals.

In the first quarter of 2007, Vitroä contributed revenues of Php112 million, an increase of Php29 million, or 35%, from Php83 million in the same period in 2006, primarily due to an increase in co-location revenues and server hosting. Vitroä revenues accounted for 5% and 10% of service revenues of our information and communications technology business in the first quarter of 2007 and 2006, respectively.

Others

Other revenues consist of:

•               fees generated from the issuance of digital certificates and licenses; and

•               revenues derived from IT helpdesk/contact center solutions and terminals for credit, debit and credit card transactions.

Revenues from other businesses related to our information and communications technology segment remained stable at Php25 million in the first quarter of 2007 and 2006, largely due to IT helpdesk/contact center services rendered coupled with an increase in the number of digital certificates sold.

Please refer to Note 9 – Investments in Associates to the accompanying unaudited consolidated financial statements for further discussion on ePLDT’s other information and communications technology services.

Non-service Revenues

Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. In the first quarter of 2007, non-service revenues generated by our information and communications technology business decreased by Php20 million, or 38%, to Php33 million as compared to Php53 million in the same period in 2006, primarily due to higher revenues from sales of software licenses.

Other Income

All other income/gains which do not fall under service and non-service revenues are included under this classification. Other income generated from our information and communications technology business increased to Php8 million in the first quarter of 2007 from Php4 million in the same period in 2006 primarily due to higher income from subsidiaries and affiliates.

Equity Share in Net Income of Associates

ePLDT’s equity share in net income of associates amounted to Php2 million in the first quarter of 2006 due to ePLDT’s share in the earnings of its unconsolidated subsidiary, ePDS, Inc.

Expenses

Expenses associated with our information and communications technology business totaled Php2,316 million in the first quarter of 2007, an increase of Php1,458 million, or 170%, from Php858 million in the same period in 2006 primarily due to the consolidation of SPi and Level Up! resulting to an increase in compensation and benefits, professional and other contracted services, and depreciation and amortization. We currently expect these expenses to be significantly higher going forward as a result of the full year consolidation of SPi and Level Up!. As a percentage of our information and communications technology revenues, expenses related to our information and communications technology business were 94% and 98% for the first quarter of 2007 and 2006, respectively.

The following table shows the breakdown of our total information and communications technology-related expenses for the three months ended March 31, 2007 and 2006 and the percentage of each expense item to the total:

	Three Months Ended March 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%
	(Unaudited)
(in millions)
Information and communications technology services:
Compensation and benefits(1)	Php1,184	51	Php386	45	Php798	207
Professional and other contracted services	320	14	23	3	297	1,291
Depreciation and amortization	234	10	120	14	114	95
Rent	152	7	99	12	53	54
Maintenance	127	5	58	7	69	119
Communication, training and travel	102	4	30	3	72	240
Selling and promotions	65	3	36	4	29	81
Amortization of intangible assets	34	1	–	–	34	100
Cost of sales	24	1	45	5	(21)	(47)
Taxes and licenses	19	1	8	1	11	138
Insurance and security services	11	1	5	1	6	120
Equity share in net losses of associates	6	–	–	–	6	100
Provisions	1	–	1	–	–	–
Financing costs (gains)	(9)	–	13	1	(22)	(169)
Other expenses	46	2	34	4	12	35
Total	Php2,316	100	Php858	100	Php1,458	170

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Compensation and benefits increased by Php798 million, or 207%, to Php1,184 million largely due to the increased number of employees and corresponding salaries and employee benefits resulting from the expansion of our call center businesses and the consolidation of SPi and Level Up! in 2006. ePLDT’s employee headcount increased by 6,163, or 104%, to 12,061 in the first quarter of 2007 from 5,898 in the same period in 2006.

Professional and other contracted services increased by Php297 million to Php320 million primarily due to services sub-contracted by SPi from third parties related to its BPO services.

Depreciation and amortization charges increased by Php114 million, or 95%, to Php234 million primarily due to an increase in the depreciable asset base in relation to the expansion of our call center businesses and the consolidation of SPi in July 2006.

Rent expenses increased by Php53 million, or 54%, to Php152 million primarily due to the opening of two additional call center sites in 2006 which led to increased rental of leased circuits.

Maintenance expenses increased by Php69 million, or 119%, to Php127 million primarily due to higher hosting-related costs incurred in the first quarter of 2007 partially offset by Vitro’s lower hardware and server maintenance costs.

Communication, training and travel expenses increased by Php72 million, or 240%, to Php102 million, primarily due to the increased cost of phone lines, bandwidth and information system charges, coupled with the increase in foreign and local travel costs incurred by our call center and BPO businesses.

Selling and promotion expenses increased by Php29 million, or 81%, to Php65 million mainly due to higher commissions expenses as well as advertising and marketing spending of netGames and Level Up!.

An amortization of intangible assets amounting to Php34 million was recognized in the first quarter of 2007 in relation to the acquisition of SPi and Level Up!. See Note 11 – Goodwill and Intangible Assets to the accompanying unaudited consolidated financial statements for further discussion.

Cost of sales decreased by Php21 million, or 47%, to Php24 million primarily due to a decrease in the cost of point products sold in the first quarter of 2007.

Taxes and licenses increased by Php11 million, or 138%, to Php19 million due to higher business-related taxes accrued and paid in the first quarter of 2007 as compared to the same period in 2006.

Insurance and security services increased by Php6 million, or 120%, to Php11 million, primarily due to higher premium costs and an increase in the value of assets insured in the first quarter of 2007 as compared to the same period in 2006.

ePLDT’s equity share in net losses of associates amounted to Php6 million in the first quarter of 2007, primarily due to amortization of intangibles pertaining to Philweb Corporation, or Philweb, acquisition. ePLDT acquired a total of 25.5% equity interest in Philweb in May 2006 and October 2006.

Provisions remained stable at Php1 million mainly due to anticipated uncollectible accounts specifically identified in the first quarter of 2007 and 2006.

Financing costs recognized a gain of Php9 million in the first quarter of 2007, primarily due to a gain on derivative transactions; no similar transaction was recorded in the same period in 2006.

Other expenses increased by Php12 million, or 35%, to Php46 million mainly due to higher business-related costs, such as office supplies.

Benefit from Income Tax

Benefit from income tax amounted to Php9 million in the first quarter of 2007 primarily due to the recognition of deferred tax assets pertaining to accrued pension cost, net operating loss carry-over and allowance for doubtful accounts, as compared to Php15 million in the same period in 2006.

Net Income

In the first quarter of 2007, our information and communications technology business segment registered a net income of Php159 million as compared to Php29 million in the same period in 2006 mainly as a result of a 183% increase in ICT-related revenues mainly from the consolidation of SPi and increased contribution of our call center business, partly offset by the 170% increase in ICT expenses mainly from the opening of two call centers and the consolidation of SPi.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the three months ended March 31, 2007 and for the year ended December 31, 2006 as well as consolidated capitalization and other selected financial data as at March 31, 2007 and 2006:

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
(in millions)
Cash Flows
Net cash provided by operating activities	Php25,001	Php15,404
Net cash used in investing activities	13,672	5,824
Capital expenditures	5,937	4,908
Net cash used in financing activities	5,934	3,971
Net increase in cash and cash equivalents	5,439	5,139

	March 31,	December 31,
	2007	2006
(in millions)	(Unaudited)	(Audited)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	64,622	Php63,769
Obligations under capital lease	57	106
Preferred stock subject to mandatory redemption	1,247	1,369
	65,926	65,244

Current portion of interest-bearing financial liabilities:
Notes payable	198	201
Long-term debt maturing within one year	10,093	16,184
Obligations under capital lease maturing within one year	934	924
	11,225	17,309
Total interest-bearing financial liabilities	77,151	82,553
Total equity	104,245	104,523
	Php181,396	Php187,076

Other Financial Data
Total assets	Php251,597	Php241,892
Property, plant and equipment - net	164,492	164,190
Cash and cash equivalents	22,309	16,870

As at March 31, 2007, our consolidated cash and cash equivalents totaled Php22,309 million. Principal sources of consolidated cash and cash equivalents in the first quarter of 2007 were cash flows from operating activities amounting to Php25,001 million and drawings from Smart’s and ePLDT’s debt facilities aggregating Php5,009 million. These funds were used principally for capital outlays of Php5,937 million, total debt principal payments of Php9,242 million and short-term investments of Php7,986 million.

Operating Activities

Our consolidated net cash flows from operating activities increased by Php9,597 million, or 62%, to Php25,001 million in the first quarter of 2007 from Php15,404 million in the same period in 2006.

A significant portion of our cash flow is generated by our wireless business, which contributed approximately 60% of our total revenues and other income in the first quarter of 2007 and 2006. Revenues from our fixed line and information and communications technology services accounted for 33% and 7%, respectively, of our total revenues and other income in the first quarter of 2007 compared to 37% and 3%, respectively, in the same period in 2006.

Cash flows from operating activities of our wireless business amounted to Php17,131 million in the first quarter of 2007, an increase of Php9,265 million, or 118%, compared to Php7,866 million in the same period in 2006. Likewise, cash flows from operating activities of our fixed line business increased to Php7,370 million in the first quarter of 2007, compared to Php7,222 million in the same period in 2006. The increase in our cash flows from operating activities was primarily due to the decrease in our working capital requirements owing to higher collections of accounts receivable complemented by a decrease in the settlement of various payables. Our wireless business segment accounted for 69% of our cash flows from operating activities while our fixed line segment accounted for 29% in the first quarter of 2007. We believe that our continuing strong cash flows from operating activities on a consolidated basis will allow us to defray our current liabilities despite our current ratio being less than 1:1 as at March 31, 2007.

Until April 2006, Smart was subject to loan covenants that restricted its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of its lenders. Smart was able to obtain waivers from Finnvera and certain of its lenders for each of the dividend payments made by Smart to PLDT in March 2006, 2005, 2004, 2003 and 2002 aggregating Php7,000 million, Php19,717 million, Php16,100 million, Php6,166 million and Php1,540 million, respectively. In 2005, Smart redeemed 380.8 million preferred shares previously issued to PLDT at a redemption price of Php13.875 per share, or a total redemption price aggregating to Php5,283 million.

Dividend payments made by Smart to PLDT after April 2006 did not require prior creditor consent as all loan facilities that contain such restrictions have already been repaid. In March 2007, June 2006 and September 2006, dividend payments received from Smart amounted to Php8,000 million, Php7,000 million and Php6,600 million, respectively. In addition, Smart redeemed 392 million preferred shares at a total redemption price of Php5,441 million in June 2006.

Investing Activities

Net cash used in investing activities amounted to Php13,672 million in the first quarter of 2007, an increase of Php7,848 million, or 135%, compared to Php5,824 million in the same period in 2006. This was primarily a result of: (1) an increase in capital expenditures by Php1,029 million; and (2) the increase in short-term investments by Php7,955 million in the first quarter of 2007 mainly due to Smart’s increased investment in money market placements with over 90 days maturity.

Our consolidated capital expenditures in the first quarter of 2007 totaled Php5,937 million, an increase of Php1,029 million, or 21%, from Php4,908 million in the same period in 2006 primarily due to PLDT’s, Smart’s and ePLDT’s higher capital spending. Smart's capital spending of Php1,988 million in the first quarter of 2007 was used primarily to further upgrade its core, access and transmission network facilities, expand its wireless broadband facilities and develop IT platforms for new businesses. PLDT's capital spending of Php3,824 million was principally used to finance the expansion and upgrade of its submarine cable facilities, fixed line data and IP-based network services. ePLDT and its subsidiaries’ capital spending of Php110 million was primarily used to fund its continued call center expansion. The balance represented other subsidiaries’ capital spending. Consolidated capital expenditures in the first quarter of 2006 amounted to Php4,908 million, of which Php2,569 million, Php1,955 million and Php331 million were attributable to Smart, PLDT and ePLDT, respectively.

Financing Activities

On a consolidated basis, we used net cash of Php5,934 million for financing activities, net of loan drawings by Smart, in the first quarter of 2007, an increase of Php1,963 million, or 49%, compared to Php3,971 million in the same period in 2006. The net cash used in financing activities in 2006 was mainly utilized for debt repayments and interest payments by PLDT and Piltel in line with their ongoing debt reduction programs, and dividend payments distributed by PLDT to its common and preferred stockholders.

Debt Financing

Additions to our consolidated long-term debt in the first quarter of 2007 totaled Php5,009 million mainly from Smart's drawings related to the financing of its network expansion projects. Payments in respect of principal and interest of our total debt amounted to Php9,240 million and Php1,445 million, respectively, in the first quarter of 2007, of which Php7,657 million and Php1,079 million were attributable to PLDT, respectively.

The following table shows our long-term debt, including current portion, as at March 31, 2007 and December 31, 2006:

	March 31,	December 31,	Increase (Decrease)
	2007	2006	Amount	%
	(Unaudited)	(Audited)
(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans	Php13,575	Php14,981	(Php1,406)	(9)
Fixed Rate Notes	33,497	40,971	(7,474)	(18)
Term Loans	17,556	18,611	(1,055)	(6)
Satellite Acquisition Loans	1,796	2,083	(287)	(14)
	66,424	76,646	(10,222)	(13)
Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	5,795	808	4,987	617
Term Loans	2,496	2,499	(3)	–
	8,291	3,307	4,984	151
	Php74,715	Php79,953	(Php5,238)	(7)

For a complete discussion of our long-term debt, see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements.

Our long-term debt decreased by Php5,238 million, or 7%, to Php74,715 million as at March 31, 2007, largely due to debt amortizations in line with PLDT’s efforts to reduce its overall debt level, and also due to the appreciation of the peso. PLDT’s debt was reduced by 16% to Php44,043 million by March 31, 2007. The debt levels of Smart increased by Php14% to Php28,832 million while Mabuhay and ePLDT decreased by 14% and 23%, respectively, to Php1,796 million and Php44 million, respectively, as at March 31, 2007 due to amortizations and prepayments during the first quarter of 2007.

On October 16, 2006, Smart signed a U.S. Dollar Term Loan Facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM Facility for an amount of US$50 million. As at December 31, 2006, this facility remained undrawn. Please see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements for a detailed discussion of our long-term debt.

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at March 31, 2007 are as follows:

Year	US$ Loans		Peso Loans	Total
(Unaudited)

2007(1)	US$169	Php8,164	Php279	Php8,443
2008	147	7,098	558	7,656
2009	263	12,666	570	13,236
2010	71	3,413	1,378	4,791
2011	15	716	568	1,284
2012 and onwards	830	40,027	4,964	44,991
	US$1,495	Php72,084	Php8,317	Php80,401

Approximately Php35,410 million principal amount of our consolidated outstanding long-term debt as at March 31, 2007 is scheduled to mature over the period from 2007 to 2011. Of this amount, Php18,031 million was attributable to PLDT, Php15,539 million to Smart and the remainder to Mabuhay Satellite, Maratel and ePLDT.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with Philippine Financial Reporting Standards, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

Please see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements for a detailed discussion of our covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

As a result of our improving cash flows and reduced debt levels, we restored the payment of dividends in May 2005 and currently intend to gradually increase our dividend payout ratio in succeeding years as we improve our leverage ratios. For 2006, our dividend payout ratio was 60% of 2006 earnings which we currently intend to increase to 70% in 2007.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook

Moody’s Investor Service	Foreign Currency Senior Unsecured Debt Rating	Ba2	Stable
	Local Currency Corporate Family Rating	Baa3	Positive

Standard and Poor’s	Foreign Currency Senior Unsecured Debt Rating	BB+	Stable

Fitch	Long-term Foreign Currency Rating	BB	Stable
	Long-term Local Currency Rating	BB+	Stable
	Long-term Foreign Currency Issuer Default Rating	BB+	Stable
	Long-term Local Currency Issuer Default Rating	BBB-	Positive
	National Long-term Rating	AAA(ph1)	Stable

On April 11, 2007, Moody’s has placed our Baa3 local currency corporate family rating on review for a possible upgrade and simultaneously affirmed our Ba2 foreign currency bond rating with a stable outlook. The review was prompted by the continued improvement in our financial profile and a strong operating performance.

On November 3, 2006, Moody’s affirmed PLDT’s Ba2 senior unsecured foreign currency rating and changed its outlook to stable from negative. The rating action was prompted by the change in outlook on the Philippines Ba3 country ceiling for foreign currency bonds to stable from negative. On July 18, 2006, Moody’s upgraded PLDT’s local currency corporate family rating from Ba1 to Baa3 with a positive outlook.

On August 18, 2006, Fitch upgraded PLDT’s long-term foreign currency IDR to “BB+” from “BB” with a stable outlook, at the same time upgrading PLDT’s global bonds and senior notes to “BB+” from “BB” and affirmed PLDT’s long-term local currency IDR of “BBB-” with a positive outlook. Following the licensing of Fitch to provide National ratings in the Philippines, Fitch assigned PLDT a National long-term rating of “AAA(ph1)” with a stable outlook. The ratings action follows Fitch’s announcement that it has upgraded the Country Ceiling on the Republic of the Philippines to “BB+” from “BB.”

On August 30, 2006, Standard & Poor’s Ratings Services affirmed its ‘BB+’ foreign currency rating on PLDT with stable outlook. At the same time, the rating on PLDT’s Series III Preferred Stock has been withdrawn as the preferred stock have been fully converted into common equity.

Equity Financing

PLDT raised Php36 million and Php21 million from the exercise by certain officers and executives of stock options in the first quarter of 2007 and 2006, respectively.

Cash dividend payments in the first quarter of 2007 amounted to Php62 million compared to Php222 million paid to preferred shareholders in the same period in 2006.

The following table sets forth dividend payments on shares of PLDT’s common stock for the first quarter of 2007 and 2006:

	Date			Amount
Class	Declaration	Record	Paid	Per Share	Total

Common Stock	February 27, 2006	March 20, 2006	April 20, 2006	28.00	5,059
	August 8, 2006	August 21, 2006	September 21, 2006	50.00	9,346
	March 6, 2007	March 20, 2007	April 20, 2007	50.00	9,429

As at March 31, 2007, there were 188.6 million PLDT common shares outstanding compared to 181.4 million common shares outstanding as at March 31, 2006.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our consolidated contractual obligations outstanding as at March 31, 2007:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(Unaudited)
(in millions)
Long-term debt (1)	Php80,401	Php10,223	Php20,505	Php8,482	Php41,191
Long-term lease obligations:
Operating lease	1,517	1,469	47	1	–
Capital lease	3,230	557	1,112	803	758
Unconditional purchase obligations(2)	819	30	48	199	542
Other long-term obligations	1,438	–	1,438	–	–
Total contractual obligations	Php87,405	Php12,279	Php23,150	Php9,485	Php42,491

___________

(1)     Before deducting unamortized debt discount and debt issuance costs.

(2)     Based on the amended Air Time Purchase Agreement with AIL.

Long-term Debt

For a discussion of our long-term debt, see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements.

Long-term Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at March 31, 2007, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php4 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at March 31, 2007, PLDT’s aggregate remaining obligation under this agreement was approximately Php5 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipments. In particular, Smart has lease obligations amounting to Php2,967 million as at March 31, 2007 in respect of office and cell site rentals with over 3,000 lessors nationwide, PLDT has lease obligations aggregating Php85 million as at March 31, 2007 in respect of office and lot rentals with over 185 lessors nationwide, ePLDT has lease obligations amounting to Php148 million as at March 31, 2007 in respect of certain office space rentals and PLDT Global has lease obligations aggregating Php21 million as at March 31, 2007 in respect of certain office space rentals.

Long-term Capital Lease Obligations

For a discussion of our long-term capital lease obligations, see Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. In March 1997 (amended in December 1998), PLDT was a party to a Founder National Service Provider, or NSP, Air Time Purchase Agreement, or ATPA, entered into with AIL, under which PLDT was granted the exclusive right to sell AIL services as NSP in the Philippines. In exchange, the ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing January 1, 2002, the purported date of commercial operations of Garuda I Satellite. In the event that AIL’s aggregate billed revenue is less than US$45 million in any given year, the ATPA states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per during the ten-year term.

In September 2006 (as amended in October 2006, November 2006 and January 2007), after lengthy negotiations including a collaboration arrangement with Inmarsat, AIL and ACeS signed a term sheet (“Banks’ Term Sheet”) with the majority of AIL’s bank creditors. The Banks’ Term Sheet was aimed to be used as basis for further good faith negotiations among the parties with a view to enter into a further amendment to the Amended and Restated Credit Agreement. Under the Banks’ Term Sheet, the majority banks, subject to the satisfaction of certain conditions, agreed to, among others: (1) redenominate AIL’s debt, and (2) amend the Founder NSP ATPA payments to: (i) US$500,000 per year for each of the NSPs, including PLDT, PSN and Jasmine, from 2007 to 2010, and (ii) US$3,000,000 per year each for PLDT and PSN from 2011 to 2015. For further discussion please see Note 20 – Related Party Transactions to the accompanying unaudited consolidated financial statements.

As at March 31,2007, PLDT’s aggregate remaining minimum obligation under the amended ATPA was approximately Php819 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stocks will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JP¥4,071.89 per share, respectively.

As at March 31, 2007, 2,677,765 shares of Series V Convertible Preferred Stock and 4,512,329 shares of Series VI Convertible Preferred Stock and all 3,842,000 shares of Series VII Convertible Preferred Stock had been voluntarily converted to PLDT common shares. As at March 31, 2007, 43,675 shares of Series V and 782,775 shares of Series VI Convertible Preferred Stocks remained outstanding. The aggregate value of the put option based on outstanding shares as at March 31, 2007 was Php1,438 million, which is puttable on June 4, 2008, if all of the outstanding shares of Series V and VI Convertible Preferred Stocks would be mandatorily converted and all the underlying shares of common stock would be put to PLDT at that time. The market value of the underlying shares of common stock was Php2,087 million, based on the market price of PLDT common shares of Php2,525 per share as at March 31, 2007.

Please refer to Note 17 – Interest-bearing Financial Liabilities to the accompanying unaudited consolidated financial statements for further discussion.

Commercial Commitments

As at March 31, 2007, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,724 million. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations and equity issues and sales of certain assets.

Liquidity Risk Management

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we currently intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk Management

As at March 31, 2007, the Philippine peso had appreciated by 2% against the U.S. dollar to Php48.217 to US$1.00 from Php49.045 to US$1.00 as at December 31, 2006. As at March 31, 2006, likewise, the peso had appreciated by 4% to Php51.158 to US$1.00 from Php53.062 to US$1.00 as at December 31, 2005. The revaluation of our foreign-currency denominated assets and liabilities is recognized as foreign exchange gains or losses as at the balance sheet date. Since most of our indebtedness is denominated in U.S. dollars, the appreciation or depreciation of the Philippine peso results in the recognition of foreign exchange gains or losses. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt and hedges we carry. As at March 31, 2007, consolidated foreign currency denominated debt was reduced to Php66,424 million from Php96,962 million as at March 31, 2006. As such, we recognized foreign exchange gains of Php588 million and Php1,578 million in the first quarter of 2007 and 2006, respectively.

While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at March 31, 2007, approximately 90% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars. Thus, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase both the principal amount of our unhedged foreign currency-denominated debts (representing 43% of our consolidated debts, or 28% net of our U.S. dollar cash balances as at March 31, 2007), and interest expense on our debt in Philippine peso terms. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risks associated with our foreign currency-denominated loans. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of currency option contracts, and fixed to floating coupon only swap agreements. Accounted for as either cash flow hedges or transactions not designated as hedges, changes in the fair value of these instruments are recognized as cumulative translation adjustments in equity until the hedged item is recognized directly as income or expense for the period. As at March 31, 2007, PLDT’s outstanding forward foreign exchange contracts, principal-only long-term cross-currency swap contracts and currency option contracts amounted to US$77 million; US$550 million; and US$136 million, respectively. Smart had outstanding forward foreign exchange contracts amounting to US$18 million as at March 31, 2007.

For further discussions of these contracts, see Note 24 – Financial Assets and Liabilities – Derivative Financial Instruments to the accompanying unaudited consolidated financial statements.

Interest Rate Risk Management

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. As at March 31, 2007, PLDT’s outstanding interest rate swap contracts amounted to US$63 million. For further discussions of these contracts, see Note 24 – Financial Assets and Liabilities – Derivative Financial Instruments to the accompanying unaudited consolidated financial statements.

We make use of hedging instruments and structures solely for reducing or managing financial risks associated with our liabilities and not for trading or speculative purposes.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in the first quarter of 2007 was 2.9%, compared to 7.3% in the same period in 2006.

OTHER INFORMATION

SPi’s Acquisition of Springfield Service Corporation, or Springfield

On April 16, 2007, SPi acquired, through a wholly-owned U.S. subsidiary, 100% of Springfield for an aggregate purchase price of US$44 million, plus possible future earn out payments.

Springfield, the 10th largest player in the medical billing and revenue cycle management market, has 383 employees operating in 5 locations in the U.S. and provides billing and accounts receivable management services for over US$1.3 billion of physician charges annually.  Springfield offers practice management services including patient scheduling, coding and compliance assistance consulting and specialized reporting services. Springfield is known for its superior operational capability on the GE Centricity Business System (formerly known as IDX Flowcast) and EPIC, two of the leading platforms in the industry, strong client relationships and experienced management team.

Piltel’s Equity Restructuring

On April 20, 2007, the Securities and Exchange Commission approved Piltel’s request to undergo equity restructuring to eliminate the deficit of Piltel as of December 31, 2006 amounting to Php22,251 million against the additional paid-in capital. The equity restructuring was approved by Piltel’s Board of Directors on March 5, 2007.

Asia-America Gateway Submarine Cable System

On May 2, 2007, a consortium of major international telecommunication operators, including PLDT, signed an agreement to build the first high-bandwidth optical fiber submarine cable system linking Southeast Asia and the U.S.  The cable project, known as the Asia-America Gateway, will span 20,000 kilometers and will use the latest Dense Wavelength Division Multiplexing, or DWDM, technology to provide upgradeable, future proof transmission facilities that will support bandwidth requirements for new and revolutionary broadband applications.  It is expected that the Asia-America Gateway will cost approximately US$500 million (of which Php50 million represents PLDT’s investment) and will be ready for service by the end of 2008.

Related Party Transactions

Cooperation Agreement with First Pacific and certain affiliates, or FP Parties, NTT Communications and DoCoMo

In connection with the transfer by NTT Communications Corporation, or NTT Communications, of approximately 12.6 million shares of PLDT’s common stock to NTT DoCoMo, Inc, or DoCoMo, pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and DoCoMo, the FP Parties, NTT Communications and DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to DoCoMo, including:

•         certain contractual veto rights over a number of major decisions or transactions; and

•         rights relating to the representation on the board of directors of PLDT and Smart, respectively, and any committees thereof.

Key provisions of the Cooperation Agreement pertain to, among other things, restrictions on the ownership of shares of PLDT by NTT Communications and DoCoMo, limitation on competition, business cooperation, additional rights of DoCoMo, change in control and termination. See Note 20 – Related Party Transactions to the accompanying unaudited consolidated financial statements for further details.

Integrated i-mode Services Package Agreement between DoCoMo and Smart – An Integrated i-mode Services Package Agreement was entered into by Smart and DoCoMo on February 15, 2006, under which DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode services package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. Outstanding obligation under this agreement amounted to Php48 million and Php53 million as at March 31, 2007 and December 31, 2006, respectively.

Advisory Services Agreement between DoCoMo and PLDT –– An Advisory Services Agreement was entered into by DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement between PLDT and DoCoMo. Pursuant to the agreement, DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, the agreement governs the terms and conditions of the appointments and the corresponding fees related thereto. Total fees under this agreement for the three months ended March 31, 2007 amounted to Php19 million. Outstanding liability under this agreement amounted to Php19 million and Php32 million as at March 31, 2007 and December 31, 2006, respectively.

Other Agreements with NTT Communications and/or its Affiliates — Under certain agreements,
(1) NTT Communications provides advisory services for various business areas of PLDT; (2) PLDT is licensed to market managed data and other services using NTT Communications’ Arcstar brand; and (3) PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services. Total fees under these agreements totaled Php61 million and Php51 million for the three months ended March 31, 2007 and 2006, respectively. PLDT’s outstanding obligations under these agreements amounted to Php29 million and Php18 million as at March 31, 2007 and December 31, 2006, respectively.

Agreements between Smart and Asia Link B.V., or ALBV — Under certain agreements, ALBV undertakes to provide technical support services and assistance in the operations and maintenance of Smart’s cellular business. Total fees under these agreements totaled Php165 million and Php142 million for the three months ended March 31, 2007 and 2006, respectively. Outstanding obligations of Smart under these agreements amounted to Php137 million and Php62 million as at March 31, 2007 and 2006, respectively. Outstanding prepaid management fees as at March 31, 2007 and December 31, 2006 amounted to Php856 million and Php869 million, respectively. ALBV is a subsidiary of the First Pacific Group.

Agreements relating to insurance companies — Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses paid under these agreements amounted to Php119 million and Php105 million for the three months ended March 31, 2007 and 2006, respectively. Two directors of PLDT have a direct/indirect interest in or serve as a director/officer of Gotuaco and Malayan.

For a more detailed discussion of the related party transactions enumerated above, see Note 20 –Related Party Transactions to the accompanying unaudited consolidated financial statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2007 (UNAUDITED) AND DECEMBER 31, 2006 (AUDITED)

AND FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in million pesos, except par value and share amounts)

	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property, plant and equipment (Notes 2, 3, 8 and 17)	164,492	164,190
Investments in associates (Notes 2, 9 and 17)	631	636
Investments-available-for-sale (Notes 2 and 24)	120	116
Investment properties (Notes 2, 3 and 10)	582	587
Goodwill and intangible assets (Notes 2, 3 and 11)	12,019	12,214
Deferred income tax assets (Notes 2 and 6)	17,132	19,658
Derivative assets (Notes 2 and 24)	158	434
Prepayments - net of current portion	829	843
Advances and refundable deposits - net of current portion (Notes 2 and 20)	1,088	1,066
Total Noncurrent Assets	197,051	199,744
Current Assets
Cash and cash equivalents (Notes 2, 13 and 24)	22,309	16,870
Short-term investments (Notes 2 and 24)	16,164	8,327
Trade and other receivables (Notes 2, 3, 14 and 24)	10,010	10,158
Inventories and supplies (Notes 2 and 15)	1,277	1,230
Derivative assets (Notes 2 and 24)	43	47
Current portion of prepayments	4,591	5,360
Current portion of advances and refundable deposits (Notes 2 and 20)	152	156
Total Current Assets	54,546	42,148
	251,597	241,892

EQUITY AND LIABILITIES
Equity Attributable to Equity Holders of PLDT (Notes 2, 7 and 16)
Preferred stock, Php10 par value, authorized-822,500,000 shares; issued and outstanding-442,111,762 shares as at March 31, 2007 and 442,375,057 shares as at December 31, 2006	4,421	4,424
Common stock, Php5 par value, authorized-234,000,000 shares; issued and outstanding-188,574,696 shares as at March 31, 2007 and 188,434,695 shares as at December 31, 2006	943	942
Stock options issued (Note 21)	25	40
Equity portion of convertible preferred stock (Note 17)	9	9
Capital in excess of par value	66,794	66,574
Retained earnings (Note 7)	31,899	32,784
Cumulative translation adjustments (Note 24)	(1,525)	(1,796)
Total Equity Attributable to Equity Holders of PLDT	102,566	102,977
Minority interest	1,679	1,546
Total Equity	104,245	104,523

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

(in million pesos, except par value and share amounts)

	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities - net of current portion (Notes 2, 8, 17, 22 and 24)	65,926	65,244
Deferred income tax liabilities (Notes 2 and 6)	379	402
Derivative liabilities (Notes 2 and 24)	6,410	6,872
Pension and other employee benefits (Notes 2, 3 and 21)	3,276	2,982
Customers’ deposits	2,193	2,204
Other noncurrent liabilities (Notes 2, 3, 8, 14 and 18)	7,813	7,581
Total Noncurrent Liabilities	85,997	85,285
Current Liabilities
Accounts payable (Notes 2 and 24)	11,723	8,634
Accrued expenses and other current liabilities (Notes 2, 3, 17, 19, 20 and 21)	19,975	19,102
Unearned revenues (Note 2)	3,310	3,274
Derivative liabilities (Notes 2 and 24)	39	108
Provisions for assessments (Notes 20, 22 and 23)	455	446
Current portion of interest-bearing financial liabilities (Notes 2, 8, 17, 22 and 24)	11,225	17,309
Dividends payable (Notes 2, 7, 17 and 24)	10,171	773
Income tax payable (Notes 2 and 6)	4,457	2,438
Total Current Liabilities	61,355	52,084
	251,597	241,892

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in million pesos, except per share amounts)

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
INCOME
Service revenues	33,012	29,977
Non-service revenues (Note 5)	613	742
Equity share in net income of associates	–	2
Other income (Note 4)	211	131
	33,836	30,852
EXPENSES
Depreciation and amortization (Notes 4 and 8)	5,448	7,667
Compensation and benefits (Notes 5 and 21)	4,781	3,644
Maintenance (Note 20)	1,846	1,654
Financing costs (Notes 5, 8, 17 and 24)	1,797	1,000
Selling and promotions	1,296	1,245
Professional and other contracted services (Notes 5 and 20)	1,279	584
Cost of sales (Notes 5, 20 and 22)	1,220	1,279
Rent (Note 22)	690	546
Taxes and licenses (Note 23)	608	551
Communication, training and travel	425	362
Insurance and security services (Note 20)	328	334
Provisions (Notes 3, 5, 14, 15, 20, 22 and 23)	233	238
Amortization of intangible assets (Note 11)	76	69
Equity in net losses of associates	6	–
Other expenses (Note 20)	492	407
	20,525	19,580
INCOME BEFORE INCOME TAX	13,311	11,272
PROVISION FOR INCOME TAX (Notes 2 and 6)	4,580	2,510
NET INCOME FOR THE PERIOD	8,731	8,762
ATTRIBUTABLE TO:
Equity holders of PLDT	8,575	8,581
Minority interest	156	181
	8,731	8,762
Earnings Per Common Share (Note 7)
Basic	44.87	46.74
Diluted	44.79	44.38

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in million pesos)

	Preferred Stock	Common Stock	Stock Options Issued	Equity Portion of Convertible Preferred Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Cumulative Translation Adjustments	Equity Attributable to Equity Holders of the Parent	Minority Interest	Total Equity
Balances at January 1, 2006	4,433	904	67	49	53,918	12,583	1,253	73,207	1,162	74,369
Income for the period	–	–	–	–	–	8,581	–	8,581	181	8,762
Currency translation differences (Note 24)	–	–	–	–	–	–	(48)	(48)	(22)	(70)
Net loss on cash flow hedges (Note 24)	–	–	–	–	–	–	(2,136)	(2,136)	–	(2,136)
Total income and expense for the period recognized directly to equity	–	–	–	–	–	–	(2,184)	(2,184)	(22)	(2,206)
Total income and expense for the period	–	–	–	–	–	8,581	(2,184)	6,397	159	6,556
Cash dividends	–	–	–	–	–	(5,104)	–	(5,104)	–	(5,104)
Issuance of capital stock - net (Note 16)	(2)	3	–	(32)	941	–		910	–	910
Exercised shares	–	–	(10)	–	31	–	–	21	–	21
Balances at March 31, 2006	4,431	907	57	17	54,890	16,060	(931)	75,431	1,321	76,752

Balances at January 1, 2007	4,424	942	40	9	66,574	32,784	(1,796)	102,977	1,546	104,523
Changes in equity:
Income for the period	–	–	–	–	–	8,575	–	8,575	156	8,731
Currency translation differences (Note 24)	–	–	–	–	–	–	(179)	(179)	(9)	(188)
Net gains on available-for-sale financial assets) (Note 24)							8	8	–	8
Net gains on cash flow hedges (Note 24)	–	–	–	–	–	–	442	442	–	442
Total income and expense for the period recognized directly to equity	–	–	–	–	–	–	271	271	(9)	262
Total income and expense for the period	–	–	–	–	–	8,575	271	8,846	147	8,993
Cash dividends (Note 7)	–	–	–	–	–	(9,460)	–	(9,460)	–	(9,460)
Issuance of capital stock - net (Note 16)	(3)	1	–	–	169	–	–	167	–	167
Exercised shares (Note 21)	–	–	(15)	–	51	–	–	36	–	36
Minority interest	–	–	–	–	–	–	–	–	(14)	(14)
Balances at March 31, 2007	4,421	943	25	9	66,794	31,899	(1,525)	102,566	1,679	104,245

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million pesos)

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	13,311	11,272
Adjustments for:
Depreciation and amortization (Note 8)	5,448	7,667
Interest on loans and related items - net of capitalized interest (Note 5)	1,744	1,998
Loss on derivative transactions - net (Note 5)	311	22
Accretion on financial liabilities - net (Note 5)	269	614
Provision for doubtful accounts (Note 5)	163	205
Amortization of intangible assets (Note 11)	76	69
Write-down of inventories to net realizable values (Note 5)	61	109
Provisions for onerous contracts and assessments (Note 5)	9	(76)
Equity share in net loss (income) of associates	6	(2)
Dividends on preferred stock subject to mandatory redemption (Note 5)	5	49
Interest income (Note 5)	(333)	(482)
Foreign exchange gains - net (Note 5)	(588)	(1,578)
Others	18	(18)
Operating income before working capital changes	20,500	19,849
Decrease (increase) in:
Trade and other receivables	(73)	(1,138)
Inventories and supplies	(84)	(533)
Prepayments	805	(631)
Advances and refundable deposits	3	1,360
Increase (decrease) in:
Accounts payable	3,114	(4,814)
Accrued expenses and other current liabilities	652	513
Unearned revenues	62	558
Pension and other employee benefits	296	481
Net cash generated from operations	25,275	15,645
Income taxes paid	(274)	(241)
Net cash provided by operating activities	25,001	15,404
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(5,823)	(4,779)
Proceeds from disposal of property, plant and equipment	40	257
Interest paid – capitalized to property, plant and equipment (Notes 5 and 8)	(114)	(129)
Payments for purchase of investments - net of cash acquired (Note 11)	–	(1,201)
Proceeds from disposal of investment properties	2	10
Increase in short-term investments	(7,986)	(31)
Interest received	231	314
Increase in advances and refundable deposits	(22)	(265)
Net cash used in investing activities	(13,672)	(5,824)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in million pesos)

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availment of long-term debt	5,009	3,446
Payments of long-term debt	(9,240)	(4,678)
Payments of debt issuance costs	(13)	(3)
Proceeds from notes payable	–	127
Payments of notes payable	(2)	(126)
Payments of obligations under capital lease	(55)	(28)
Interest paid - net of capitalized portion	(1,445)	(1,322)
Settlements of derivatives	(326)	(1,393)
Cash dividends paid	(62)	(222)
Proceeds from issuance of capital stock	36	23
Redemption of shares	(14)	–
Increase (decrease) in:
Customers’ deposits	(10)	(17)
Other noncurrent liabilities	188	222
Net cash used in financing activities	(5,934)	(3,971)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	44	(470)
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,439	5,139
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,870	30,059
CASH AND CASH EQUIVALENTS AT END OF PERIOD	22,309	35,198

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.        Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common ownership by United States entities. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation
(a major shareholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, First Pacific Company Limited, or First Pacific, through its Philippine and other affiliates, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT. Simultaneous with NTT Communications’ investment in PLDT, we acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or DoCoMo, acquired from NTT Communications 7% of PLDT’s outstanding common shares held by NTT Communications; NTT Communications retained a 7% equity shareholding.

On February 28, 2007, First Pacific acquired an additional interest of approximately 46% in Philippine Telecommunications Investment Corporation, or PTIC, for a consideration of Php25.2 billion. This additional investment in PTIC represents an attributable interest of approximately 6.4% issued common shares capital of PLDT, thereby raising First Pacific’s interest in PLDT to approximately 29%.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and the Archipelago Exchange (then the Pacific Exchange) in the United States. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. JP Morgan Chase Bank was appointed as successor depositary for PLDT’s ADR facility effective February 10, 2003. The ADSs are listed on the New York Stock Exchange, or NYSE, and on the NYSE Arca (formerly Archipelago Exchange) in the United States and are traded on the NYSE.

On December 28, 2006, PLDT issued a notice of its intent to delist the ADSs from NYSE Arca (but will continue and maintain the listing of the ADSs on the NYSE) since there is no additional advantage in having dual listing of the ADS, on both the NYSE and NYSE Arca. The delisting from NYSE Arca will eliminate duplicative administrative burdens and costs. The actual delisting from the NYSE Arca became effective last February 12, 2007.

PLDT’s charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional

25-year period through 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City , Philippines.

2.        Summary of Significant Accounting Policies and Practices

Basis of Preparation

Our unaudited consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair values. The carrying values of recognized assets and liabilities that are hedged items in fair value hedges, and are otherwise carried at cost, are adjusted to record changes in the fair values attributable to the risks that are being hedged.

Our unaudited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines as set forth under Philippine Financial Reporting Standards, or PFRS.

Our unaudited consolidated financial statements include, in our opinion, adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results of operations that may be expected for the full year.

Our unaudited consolidated financial statements are presented in Philippine pesos, PLDT’s functional and presentation currency and all values are rounded to the nearest million except when otherwise indicated.

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year except that we have adopted the following new and amendments to Philippine Accounting Standards, or PAS, PFRS and Philippine Interpretations of International Financial Reporting Interpretations Committee, or IFRIC, during the year. Our adoption of these revised standards and interpretations did not have any effect on our financial statements. Our adoption, however, gave rise to additional disclosures on the following:

•         IFRIC 7 – Applying the Restatement Approach under PAS 29, Financial Reporting in Hyperinflationary Economies;

•         IFRIC 8 – Scope of PFRS 2, Share-based Payment;

•         IFRIC 9 – Reassessment of Embedded Derivatives;

•         IFRIC 10 – Interim Financial Reporting and Impairment;

•         IFRIC 11 – IFRS 2, Group and Treasury Share Transactions;

•         PAS 1 – Amendments – Presentation of Financial Statements – Capital Disclosures; and

•         PFRS 7 – Financial Instruments - Disclosures.

The principal effects of our adoption of the above standards are as follows:

IFRIC 7, “Applying the Restatement Approach under PAS 29, Financial Reporting in Hyperinflationary Economies”. The Interpretation requires that when a country becomes hyperinflationary, PAS 29 must be applied as if the country had always been hyperinflationary and it provides guidance on calculating deferred taxes and comparatives. As we do not operate in a hyperinflationary economy, this standard has had no impact on our unaudited consolidated financial statements.

IFRIC 8, “Scope of PFRS 2, Share-based Payment”. The Interpretation clarifies that PFRS 2, “Share-based Payment”, applies to share-based payment transactions in which the entity cannot specifically identify some or all of the goods or services received. If the value of the identifiable consideration received (if any) appears to be less than the fair value of the equity instruments granted or the liability incurred, this is an indication of other consideration (i.e., unidentifiable goods or services) has been (or will be) received which should be measured in accordance with PFRS 2. The adoption has had no significant impact on our unaudited consolidated financial statements as at March 31, 2007.

IFRIC 9, “Reassessment of Embedded Derivatives”. The Interpretation clarifies when an entity should reassess whether an embedded derivative needs to be separated from the host contract after the initial hybrid contract is recognized. It concludes that reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The adoption has had no significant impact on our unaudited consolidated financial statements as at March 31, 2007.

IFRIC 10, “Interim Financial Reporting and Impairment”. The Interpretations states that any such impairment losses recognized in an interim financial statement must not be reversed in subsequent interim or annual financial statements. The adoption has had no significant impact on our unaudited consolidated financial statements as at March 31, 2007.

IFRIC 11, “IFRS 2, Group and Treasury Share Transactions”. This Interpretation addresses issues whether transactions should be accounted for as equity-settled or as cash-settled under PFRS 2 and issues the concerning share-based payment arrangement involving entities within the same group. The adoption has had no significant impact on our unaudited consolidated financial statements as at March 31, 2007.

The Amendments to PAS 1, “Presentation of Financial Statements - Capital Disclosures”. This amendment requires us to include new disclosures to enable users of the financial statements to evaluate our objectives, policies and processes for managing capital. The adoption has had no significant impact on our unaudited consolidated financial statements as at March 31, 2007 except for additional disclosures as required by the standard.

PFRS 7, “Financial Instruments - Disclosures”. This introduces new disclosures to improve information about our consolidated financial statements and the nature and extent of risks arising from financial instruments. The revised disclosures on financial instruments provided by this standard are included on our unaudited consolidated financial statements.

Basis of Consolidation

Our unaudited consolidated financial statements include the financial statements of PLDT and those of the following significant subsidiaries (collectively, the PLDT Group).

Name of Subsidiary	Place of Incorporation	Principal Activity	Percentage of Ownership
			Direct	Indirect

Wireless
Smart	Philippines	Cellular mobile services	100.0	–
Smart Broadband, Inc., or Smart Broadband, (formerly Meridian Telekoms, Inc., or Meridian)	Philippines	Internet broadband and distributor	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications developer and service provider	–	100.0
Pilipino Telephone Corporation, or Piltel	Philippines	Providing cellular and fixed line services	–	92.1
Telesat, Inc., or Telesat	Philippines	Satellite communications services	100.0	–
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite phone services	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	–

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–
Subic Telecommunications Company, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–
PLDT Global Corporation, or PLDT Global	British Virgin Islands	Telecommunications services	100.0	–
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	–
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.5	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services	75.0	–

Information and Communications Technology
ePLDT, Inc., or ePLDT	Philippines	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	–
Vocativ Systems, Inc., or Vocativ	Philippines	Call center services	–	100.0
Parlance Systems, Inc., or Parlance	Philippines	Call center services	–	100.0
ePLDT Ventus, Inc., or Ventus	Philippines	Call center services	–	100.0
SPi Technologies, Inc., or SPi, and Subsidiaries	Philippines	Business process outsourcing, or BPO, services	–	100.0
Infocom Technologies, Inc., or Infocom	Philippines	Internet services	–	99.6
netGames, Inc., or netGames	Philippines	Publisher of online games	–	80.0
Digital Paradise, Inc., or Digital Paradise, (formerly Netopia Computer Technologies, Inc.)	Philippines	Internet access services	–	75.0
Level Up! (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	–	60.0
Digital Paradise Thailand	Thailand	Internet access services	–	51.0
Airborne Access Corporation, or Airborne Access	Philippines	Wireless internet services	–	51.0

Subsidiaries are consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

We prepare our unaudited consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the equity interests in Piltel, Level Up!, Mabuhay Satellite, Maratel, BCC, Digital Paradise, Digital Paradise Thailand, netGames, Infocom, and Airborne Access, not held by the PLDT Group.

Smart’s 20% Acquisition of Wolfpac

On May 8, 2006, Smart signed a share purchase agreement to acquire the remaining 20% equity interest in Wolfpac, a company engaged in the business of consumer mobile applications software development and content development. Smart acquired an 80% equity interest in Wolfpac in October 2003. The remaining 20% equity interest in Wolfpac was acquired in July 2006.

ePLDT’s Acquisition of Level Up!

On February 16, 2006, ePLDT acquired a 60% equity interest in Level Up!, a leading publisher of online games in the Philippines. The acquisition of Level Up!, together with netGames, ePLDT’s online gaming subsidiary, is aimed to strengthen ePLDT’s online gaming business in the Philippines. Post-closing conditions were completed on April 30, 2006. In August 2006, the Shareholders Agreement and Share Purchase Agreement between ePLDT and Level Up! were amended to reflect the removal of earn-out and price adjustment provisions thereby fixing the acquisition for 60% of Level Up! at the original purchase price of US$7 million.

ePLDT’s Acquisition of SPi

On July 11, 2006, ePLDT acquired a 100% equity interest in SPi and its direct and indirect Philippine and offshore subsidiaries for a total cash consideration of US$135 million. As part of the transaction, ePLDT also acquired a US$7 million debt owed by SPi to the seller at face value. In addition, ePLDT advanced US$16 million to SPi in order for SPi to fully pay its debt owed to DBS Bank Singapore. ePLDT currently intends to have this debt refinanced by SPi in due course.

SPi’s Acquisition of CyMed, Inc., or CyMed

On August 11, 2006, SPi in turn acquired a 100% equity interest in CyMed for an aggregate purchase price of US$35 million, inclusive of certain debt obligations. CyMed is a leading medical transcription company based in Richmond, Virginia, United States of America (USA). It provides medical transcription services and technology products through proprietary processes based on Six Sigma quality management principles.

SPi’s Acquisition of Springfield Service Corporation, or Springfield

On April 16, 2007, SPi acquired, through a wholly-owned US subsidiary, 100% of Springfield for an aggregate purchase price of US$44 million, plus possible future earn out payments.

Springfield, the 10th largest player in the medical billing and revenue cycle management market, has 383 employees operating in 5 locations in the US and provides billing and accounts receivable management services for over US$1.3 billion of physician charges annually. Springfield offers practice management services including patient scheduling, coding and compliance assistance consulting and specialized reporting services. Springfield is known for its superior operational capability on the GE Centricity Business System (formerly known as IDX Flowcast) and EPIC, two of the leading platforms in the industry, strong client relationships and experienced management team.

Piltel’s Equity Restructuring

On April 20, 2007, the SEC approved Piltel’s request to undergo equity restructuring to eliminate the deficit of Piltel as at December 31, 2006 amounting to Php22,251 million against the additional paid-in capital. The equity restructuring was approved by Piltel’s Board of Directors on March 5, 2007.

Investments in Associates

Investment in associates is accounted for using the equity method of accounting. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. The consolidated statement of income reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, we recognize our share in any change and disclose this, when applicable, in our consolidated statements of changes in equity. Profits and losses resulting from our transactions with and among our associates are eliminated to the extent of the interest in the associate.

Our reporting dates and that of our associates are identical and our associate’s accounting policies conform to those used by us for like transactions and events in similar circumstances.

Foreign Currency Translation

The functional and presentation currency of the PLDT Group (except for Mabuhay Satellite, PLDT Global, Digital Paradise Thailand and SPi and certain of its subsidiaries) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange prevailing at the balance sheet date. All differences are recognized in the consolidated statement of income except for foreign exchange losses that qualify as capitalizable borrowing costs during the construction period. For income tax purposes, exchange gains or losses are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

The functional currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar and Digital Paradise Thailand is the Thai baht. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the PLDT Group at the rate of exchange prevailing at the balance sheet date, and income and expenses of these subsidiaries are translated at the weighted average exchange rate for the period. The exchange differences arising on translation are taken directly to a separate component of equity as cumulative translation adjustments. On disposal of these subsidiaries, the amount of the cumulative translation adjustments recognized in equity relating to subsidiaries are recognized in the consolidated statement of income.

Property, Plant and Equipment

Property, plant and equipment, except for land, are stated at cost less accumulated depreciation and amortization and any impairment in value. Land is stated at cost less any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency-denominated liabilities used to acquire such qualifying assets. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the unaudited consolidated statement of income of such period.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets.

The useful lives and depreciation and amortization method are reviewed periodically to ensure that the periods and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and available for their intended use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest cost.

All other borrowing costs are expensed as incurred.

Borrowing costs are treated as deductible expenses for income tax reporting purposes in the period they are incurred or realized.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installations on leased sites and restore such sites to their original condition at the end of the lease contract term. We recognized the fair value of the liability for these obligations and capitalized the present value of these costs as part of the balance of the related property and equipment accounts, which are being depreciated on a straight-line basis over the useful lives of the related assets or the contract periods, whichever is shorter.

Investment Properties

Initially, investment properties are measured at cost including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day to day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the consolidated statement of income in the period in which they arise.

Investment properties are derecognized when they have either been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain and loss on the retirement or disposal of an investment property is recognized in the consolidated statement of income in the period of retirement or disposal.

Business Combinations and Goodwill

Business combinations are accounted for using the purchase method of accounting. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of our acquired business at fair value.

Goodwill acquired in a business combination is initially measured at cost, such cost, being the excess of the cost of the business combination over our interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash generating units, or groups of our cash generating units, that are expected to benefit from the synergies of the combination, irrespective of whether our other assets or liabilities are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated: (1) represents our lowest level at which the goodwill is monitored for internal management purposes; and (2) is not larger than a segment based on either our primary or secondary reporting format determined in accordance with PAS 14, “Segment Reporting”.

Where goodwill forms part of a cash-generating unit (group of cash generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

When subsidiaries are sold, the difference between the selling price and the net assets plus cumulative translation differences and unamortized goodwill is recognized in the consolidated statement of income.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired from business combinations is initially recognized at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at each financial period end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditure is charged against operations in the period in which the expenditure is incurred.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher between an asset’s or cash-generating unit’s fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses of continuing operations are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset, except for property previously revalued where the revaluation was taken to equity. In this case, the impairment is also recognized in equity up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in the consolidated statement of income. After such a reversal, the depreciation charged is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount of the cash-generating unit (group of cash-generating units) to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible Assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash generating unit level, as appropriate.

Associates

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss of our investment in associates. We determine at each balance sheet date whether there is any objective evidence that our investment in an associate is impaired. If this is the case, we calculate the amount of impairment as being the difference between the fair value of the associate and the carrying amount and recognize the amount in the consolidated statement of income.

Research and Development Costs

Research and development costs are expensed as incurred.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and that are subject to an insignificant risk of change in value.

Trade and Other Receivables

Trade and other receivables are stated at face value, net of an allowance for any doubtful accounts.

Allowance for Doubtful Accounts

The PLDT Group’s accounting policy in evaluating any impairment of receivable is discussed under impairment of financial assets section of this Note. Consequently, allowance for doubtful accounts is maintained at a level considered adequate to provide for uncollectible receivables. The level of allowance is based on historical collections, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect our ability to collect payments. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the period.

Subscribers. Full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by subscribers. Such permanent disconnections generally occur within 105 days from the date of payment was due. Partial allowance is provided for active subscribers based on the historical loss experience and aging profile of the receivable.

Traffic settlement receivables - net. Full allowance is provided for carrier accounts which are considered over-due and after a review of the status of settlement with other carriers.

Inventories and Supplies

Inventories and supplies which include, among other things, cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost is determined using the moving average method. Net realizable value is the estimated selling price in the ordinary course of the business less the estimated cost to sell.

Interest-bearing Financial Liabilities

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the amortization process.

Convertible Preferred Stock

Peso-denominated

The component of our convertible preferred stock that exhibits characteristics of a liability is recognized as a liability in the consolidated balance sheet, net of transaction costs. The corresponding dividends on those shares are charged as interest expense in the consolidated statement of income. On issuance of our convertible preferred stock, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long-term liability on the amortized cost basis until extinguished on conversion or redemption.

The remainder of the proceeds are allocated to the conversion option that is recognized and included in the equity section of the consolidated balance sheets, net of transaction costs. The carrying amount of the conversion option is not re-measured in subsequent periods.

Transaction costs are apportioned between the liability and equity components of the convertible preferred stock based on the allocation of proceeds to the liability and equity components when the instruments are first recognized.

Foreign currency-denominated

We treated the Series VI and VII Convertible Preferred Stock as debt instruments with embedded call options. The fair value of embedded call options as of issuance date was bifurcated and thereafter accounted for separately at fair value through profit and loss. The residual amount was assigned as a liability component and accreted to the redemption amount up to the call option date using the effective interest rate method.

Provisions

We recognize provisions when we have present obligations, legal or constructive, as a result of past events, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of income, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as additional provisions.

Retirement Benefits

We have funded retirement plans, administered by our respective Fund’s Trustees, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation less past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The value of any asset is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Upon our adoption of PAS 19 in 2004, we opted to amortize our transition liabilities for the three years until December 31, 2006, see Note 21 – Employee Benefits.

Share-Based Payment Transactions

Certain of our employees (including directors) receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model, further details of which are set forth in Note 21 – Employee Benefits. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of PLDT (“market conditions”).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in the opinion of PLDT’s Board of Directors, at that date, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, at a minimum, is recognized as if the terms had not been modified. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were modifications of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share, see Note 7 – Earnings Per Common Share.

Cash-settled transactions

Our Long-Term Incentive Plan, or LTIP, grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in the results of operations for the period.

Leases

The determination of whether an arrangement contains a lease is based on the substance of the arrangement at the inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. A reassessment is made after the inception date of the lease only if the following criteria apply: (1) there is a change in the contractual terms, other than a renewal or extension of the arrangement; (2) a renewal option is exercised or an extension is granted, unless the term of the renewal or extension was initially included in the lease term; (3) there is a change in the determination of whether fulfillment is dependent on a specified asset; or (4) there is a substantial change to the asset.

Where a reassessment is made, lease accounting commences or ceases, as the case may be, from the date when the change in circumstances gives rise to the reassessment for scenarios (1), (3) or (4) and at the date of renewal or extension period for scenario (2).

For arrangements entered into prior to January 1, 2005, the date of inception is deemed to be January 1, 2005 in accordance with the transitional requirements of IFRIC 4, “Determining Whether an Arrangement Contains a Lease”.

Lease obligations having provisions for bargain purchase options, ownership transfer at the end of the lease term, or where the present value of minimum lease payments approximate the fair market value of the property, are capitalized. Any initial direct costs of the lessee are added to the amount capitalized. The related obligations are recognized as liabilities. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are carried in the consolidated statement of income.

A finance lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each period. Finance charges are charged directly to current operations in the period such finance charges are incurred. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statement of income on a straight-line basis over the lease term. For income tax reporting purposes, expenses that should have been incurred under a lease agreement are considered as deductible expenses.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers, excluding value-added tax, or VAT. We provide wireless communication, fixed line communication, and information and communications technology services. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transactions. The value of components is determined using verifiable objective evidence. Under certain arrangements where the above criteria are met, but there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service, and such amount is determined to be recoverable. We do not provide our customers with the right to a refund.

Service revenues

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Revenues, including fees for installation and activation, are accrued upon subscription.

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenues related to products and value-added services are recognized upon delivery of the product or service.

Business Process Outsourcing, or BPO

Where applicable, supplemental revenues are recognized depending on service levels or achievement of certain performance measurement targets. We recognize these supplemental revenues only after it has achieved the required measurement targets. When these service levels or performance measurement targets are not achieved, we grant service credits as a reduction in fees. Advance customer receipts that have not been recognized as revenue in accordance with its stated policies are recorded as advances from customers and presented as a liability in the consolidated balance sheet. If the fee is not fixed or determinable, revenue is not recognized on those arrangements until the customer payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptance period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received.

Incentives

We record insignificant commission expenses based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction of revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Non-service revenues

Handset and equipment sales

Sales of cellular handsets and communication equipment are recognized upon delivery to the customer.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the effective interest rate.

Income Taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the balance sheet date.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is possible that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits from excess minimum corporate income tax, or MCIT, and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of unused tax credits and unused tax losses can be utilized except: (1) when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are not provided on non-taxable temporary differences associated with investments in domestic subsidiaries and associates. With respect to investments in other subsidiaries and associates, deferred tax liabilities are recognized except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the balance sheet date.

Income tax relating to items recognized directly in equity is included in the related equity account and not in the consolidated statement of income.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset deferred income tax assets against deferred income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Earnings Per Common Share, or EPS

Basic EPS is calculated by dividing the consolidated net income for the period attributable to common shareholders (consolidated net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the period, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the period or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related expenses and income on preferred shares. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the period exceeds the exercise price of the option.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

If the required dividends to be declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, would decrease the basic EPS, then such convertible preferred shares would be deemed dilutive. As such, the diluted EPS will be calculated by dividing consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized in the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares including the common share equivalent arising from the conversion of the dilutive convertible preferred shares.

Investments and Other Financial Assets and Liabilities

Financial assets and liabilities within the scope of PAS 39 are classified as either financial assets and liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. We determine the classification of our financial assets and liabilities after initial recognition and, where allowed and appropriate, re-evaluates this designation at each balance sheet date. When financial assets and liabilities are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable to transaction costs. The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis or other valuation models.

All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that we commit to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets with the period generally established by regulation or convention in the market place.

Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss includes financial assets and liabilities held for trading and financial assets and liabilities designated upon initial recognition as at fair value through profit and loss.

Financial assets and liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments or a financial guarantee contract. Gains or losses on investments or liabilities held for trading are recognized in profit and loss.

Where a contract contains one or more embedded derivatives, the entire hybrid contract may be designated as a financial asset and financial liability at fair value through profit or loss, except where the embedded derivative does not significantly modify the cash flows or it is clear that separation of the embedded derivative is prohibited.

Financial assets and liabilities may be designated at initial recognition as at fair value through profit or loss if the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets and liabilities or recognizing gains or losses on them on a different basis; or (ii) the assets and liabilities are part of a group of financial assets which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management strategy; or (iii) the financial assets and liabilities contains an embedded derivative that would need to be separately recorded.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets which carry fixed or determinable payments and fixed maturities and which we have the positive intention and ability to hold to maturity. After initial measurement held-to-maturity, investments are measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest rate method of any difference between the initially recognized amount and the maturity amount, less allowance for impairment. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate method, transaction costs and all other premiums and discounts. Gains and losses are recognized in the consolidated statement of income when the investments are derecognized or impaired, as well as through the amortization process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest rate method less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate method and transaction costs. Gains and losses are recognized in the consolidated statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial investments

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gain or loss being recognized directly in equity in the cumulative translation adjustments except when the financial asset is impaired. When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the consolidated statement of income. Interest earned or paid on the investments is reported as interest income or expense using the effective interest rate method. Dividends earned on investments are recognized in the consolidated statement of income when the right of payment has been established.

We consider whether a contract contains an embedded derivative, when the entity first becomes a party to it. The embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

Impairment of Financial Assets

We assess at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through an allowance account. The amount of the loss is recognized in the consolidated statement of income.

We first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that we will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through an allowance account. Impaired debts are derecognized when they are assessed as uncollectible.

Available-for-sale financial investments

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the consolidated statement of income, is transferred from equity to the consolidated statement of income. Reversals in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of income. Reversals of impairment losses on debt instruments are reversed through the consolidated statement of income, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of income.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; (2) we retain the right to receive cash flows from the asset, but have assumed an obligation to pay them in full without material delay to a third party under a “pass through” arrangement; or (3) we have transferred our right to receive cash flows from the asset and either (a) have transferred substantially all the risks and rewards of the asset, or (b) have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

Where we have transferred our right to receive cash flows from an asset and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of our continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Derivative Financial Instruments and Hedging

We use derivative financial instruments such as long-term currency swaps, foreign-currency options, forward currency contracts and interest rate swaps to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the consolidated statement of income.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign-currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability or a highly probable forecast transaction or the foreign-currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in the consolidated statement of income. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated statement of income.

For fair value hedges relating to items carried at amortized cost, the adjustment to carrying value is amortized through the consolidated statement of income over the remaining term to maturity. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest rate method is used is amortized through the consolidated statement of income.

Amortization may begin as soon as an adjustment exists, beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedge item is derecognized, the unamortized fair value is recognized immediately in the consolidated statement of income.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as financial asset or liability with a corresponding gain or loss recognized in the consolidated statement of income. The changes in the fair value of the hedging instrument are also recognized in the consolidated statement of income.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in the consolidated statement of income.

Amounts taken to equity are transferred to the consolidated statement of income when the hedged transaction affects the consolidated statement of income, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to the consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction or firm commitment occurs.

Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in equity while any gains or losses relating to the ineffective portion are recognized in the consolidated statement of income. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized directly in equity is transferred to the consolidated statement of income.

New Accounting Standards Subsequent to March 2007

Following are the new PFRS and IFRIC, which will be effective subsequent to March 31, 2007:

IFRIC 12, “Service Concession Arrangements”. This will become effective on January 1, 2008. This interpretation, which covers contractual arrangements arising from entities providing public services, is not relevant to our current operations.

PFRS 8, “Operating Segments”. This will be effective on January 1, 2009 and will replace PAS 14, “Segment Reporting”, and adopts a management approach to reporting segment information. The requirements of this standard will be included on our consolidated financial statements when the standard is adopted.

We expect that the adoption of the pronouncements listed above will have no significant impact on our consolidated financial statements in the period of our initial application.

3. Management’s Use of Estimates and Judgments

In preparing our unaudited consolidated financial statements under PFRS, the management is required to make estimates and assumptions that affect amounts reported in our unaudited consolidated financial statements and related notes. In preparing our unaudited consolidated financial statements, we have made our best estimates and judgments of certain amounts, giving due consideration to materiality. We believe the following represents a summary of these significant estimates and judgments and related impacts and associated risks to our unaudited consolidated financial statements.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed at least annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets.

Total carrying values of property, plant and equipment amounted to Php164,492 million and Php164,190 million as at March 31, 2007 and December 31, 2006, respectively, see Note 8 – Property, Plant and Equipment.

Goodwill and intangible assets

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. It also requires the acquiree to recognize goodwill. Our business acquisitions have resulted in goodwill and intangible assets, which are subject to a periodic impairment test and amortization, respectively, see Note 11 – Goodwill and Intangible Assets.

Total carrying values of goodwill and intangible assets as at March 31, 2007 and December 31, 2006 amounted to Php12,019 million and Php12,214 million, respectively. We have no impairment losses recognized for the three months ended March 31, 2007 and 2006.

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to a yearly impairment test and whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the fair values of property, plant and equipment, investments and intangible assets, which requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our unaudited consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments and intangible assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The preparation of estimated future cash flows involves significant judgments and estimations. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under PFRS. We have no impairment losses recognized for the three months ended March 31, 2007 and 2006, see Note 5 – Income and Expenses.

Investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We have opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value.

Total carrying values of investment properties as at March 31, 2007 and December 31, 2006 amounted to Php582 million and Php587 million, respectively, see Note 10 – Investment Properties.

Deferred tax assets

We review the carrying amounts of deferred tax assets at each balance sheet date and reduce these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax assets to be utilized. Our assessment on the recognition of deferred tax assets on deductible temporary differences is based on the forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses. As management believes, it will have no sufficient future taxable income to utilize the benefits of deductible temporary differences. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred tax assets to be utilized.

Total unrecognized deferred tax assets as at March 31, 2007 and December 31, 2006 amounted to Php319 million and Php299 million, respectively, see Note 6 – Income Tax.

Financial assets and liabilities

We carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgments. In addition, certain liabilities acquired through debt exchange and restructuring are required to be carried at fair value at the time of the debt exchange and restructuring, see Note 24 – Financial Assets and Liabilities. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates, volatility rates), the amount of changes in fair value would differ if we utilized a different valuation methodology. Any change in fair value of these financial assets and liabilities would directly affect our consolidated statement of income and equity.

Total fair value of financial assets and liabilities as at March 31, 2007 amounted to Php48,804 million and Php102,974 million, respectively, while the total fair value of financial assets and liabilities as at December 31, 2006 amounted to Php35,952 million and Php106,301 million, respectively.

Estimating allowance for doubtful accounts

We estimate the allowance for doubtful accounts related to our trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount we reserve. We evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s current credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated. Full allowance is provided for receivables from permanently disconnected subscribers and carriers. Such permanent disconnections generally occur within 105 days from the date of payment was due. Partial allowance is provided for active subscribers and carriers based on the age status of receivables.

The amounts and timing of recorded expenses for any period would differ if we made different judgments or utilized different estimates. An increase in our allowance for doubtful accounts would increase our recorded operating expenses and decrease our current assets.

Provision for doubtful accounts amounted to Php163 million and Php205 million for the three months ended March 31, 2007 and 2006, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php10,010 million and Php10,158 million as at March 31, 2007 and December 31, 2006, respectively, see Note 5 – Income and Expenses and Note 14 – Trade and Other Receivables.

Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the balance sheet date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php854 million and Php831 million as at March 31, 2007 and December 31, 2006, respectively, see Note 8 – Property, Plant and Equipment and Note 18 – Other Noncurrent Liablities.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our unaudited consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our wireless business are split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The fair value of components is determined using verifiable objective evidence. Revenue for handset sales has been quantified and identified separately using the residual value method from our cellular service revenue.

Under certain arrangements with our BPO services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and such amount is determined to be recoverable.

Pension and other retirement benefits

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 21 – Employee Benefits and include, among other things, discount rates, expected returns on plan assets and rates of compensation increases. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations.

Unrecognized net actuarial loss as at March 31, 2007 amounted to Php4,657 million. The accrued benefit cost as at March 31, 2007 and December 31, 2006 amounted to Php2,930 million and Php2,888 million, respectively.

Share-based payment transactions

Our LTIP grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in the results of operations for the period. The assumptions and estimates are described in Note 21 – Employee Benefits and include, among other things, annual stock volatility, risk free interest rate, remaining life, and the fair value of common stock. While management believes that the assumptions and estimates used are reasonable and appropriate, significant differences in our actual experience or significant changes in the assumptions may materially affect the stock compensation costs charged to operations. The fair value of the LTIP recognized as an expense for the three months ended March 31, 2007 and 2006 amounted to Php260 million and Php321 million, respectively. As at March 31, 2007 and December 31, 2006, total LTIP liability amounted to Php5,289 million and Php5,030 million, respectively, see Note 21 – Employee Benefits.

Legal contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our unaudited consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings, see Note 23 – Provisions and Contingencies.

Determination of functional currency

Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional and presentation currency of the PLDT Group (except for Mabuhay Satellite, PLDT Global, Digital Paradise Thailand and SPi and certain of its subsidiaries) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange prevailing at the balance sheet date. All differences are taken to the consolidated statement of income except for foreign exchange losses that qualify as capitalizable borrowing costs during the construction period. For income tax purposes, exchange gains or losses are treated as taxable income or deductible expenses in the period such gains or losses are realized.

The functional currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar and Digital Paradise Thailand is the Thai baht. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the PLDT Group at the rate of exchange prevailing at the balance sheet date and its income and expenses are translated at the weighted average exchange rate for the period. The exchange differences arising on translation are taken directly to a separate component of equity as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in equity relating to subsidiaries is recognized in the consolidated statement of income.

The functional currencies of the Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering services.

4. Segment Information

Operating segments are components of PLDT that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT), whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about how resources are to be allocated to the segment and assess their performances, and for which discrete financial information is available. The accounting policies of the reportable segments are the same as those described in Note 2 – Summary of Significant Accounting Policies and Practices.

We have organized our business into three main segments:

•         Wireless — wireless telecommunications services provided through our cellular service providers namely, Smart and Piltel; Smart Broadband, our wireless broadband provider; Wolfpac, our wireless content operator and our satellite and very small aperture terminal, or VSAT operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat;

•         Fixed Line — fixed line telecommunications services are primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries; ClarkTel, SubicTel, Maratel, Piltel, BCC, PLDT Global and SNMI, which together account for approximately 3% of our consolidated fixed line subscribers; and

•         Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT; call center services provided under one umbrella brand name Ventus, include Parlance and Vocativ; BPO services provided by SPi (consolidated on July 11, 2006) and its subsidiaries; internet access and gaming services provided by ePLDT’s subsidiaries Infocom, Digital Paradise, Digital Paradise Thailand, netGames, Airborne Access and Level Up!; and e-commerce and IT-related services provided by other investees of ePLDT, as described in Note 9 – Investments in Associates.

Transfer prices between business segments are set on an arm’s length-basis in a manner similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. These transfers are eliminated in consolidation.

The segment assets as at March 31, 2007 and December 31, 2006 and results of operations of our reportable segments for the three months ended March 31, 2007 and 2006 are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Inter-segment Transactions	Total
	(in million pesos)

As at and for the three months ended March 31, 2007 (Unaudited)
Income
Service revenues	20,811	11,828	2,425	(2,052)	33,012
Non-service revenues	576	15	33	(11)	613
Other income	63	164	8	(24)	211
Segment income	21,450	12,007	2,466	(2,087)	33,836

Result
Income before income tax	10,584	2,577	150	–	13,311
Provision for (benefit from) income tax	3,690	899	(9)	–	4,580
Net income for the period	6,894	1,678	159	–	8,731

Assets and liabilities
Segment assets	93,884	187,559	17,339	(64,317)	234,465
Deferred income tax assets	3,546	13,527	59	–	17,132
Total assets	97,430	201,086	17,398	(64,317)	251,597

Segment liabilities	69,873	93,857	3,322	(20,079)	146,973
Deferred income tax liabilities	–	–	379	–	379
Total liabilities	69,873	93,857	3,701	(20,079)	147,352

Other segment information
Capital expenditures	1,981	3,846	110	–	5,937
Depreciation and amortization	2,925	2,289	234	–	5,448
Provisions	109	123	1	–	233
Interest on loans and related items - net of capitalized interest	359	1,378	7	–	1,744
Interest income	275	55	3	–	333

As at December 31, 2006 (Audited) and for the three months ended March 31, 2007 (Unaudited)
Income
Service revenues	18,944	12,151	813	(1,931)	29,977
Non-service revenues	679	13	53	(3)	742
Equity share in net income of associates	–	–	2	–	2
Other income	47	105	4	(25)	131
Segment income	19,670	12,269	872	(1,959)	30,852

Result
Income before income tax	10,125	1,133	14	–	11,272
Provision for (benefit from) income tax	2,234	291	(15)	–	2,510
Net income for the period	7,891	842	29	–	8,762

Assets and liabilities
Segment assets	86,905	184,096	17,431	(66,198)	222,234
Deferred income tax assets	4,991	14,608	59	–	19,658
Total assets	91,896	198,704	17,490	(66,198)	241,892

Segment liabilities	48,751	91,192	3,396	(6,372)	136,967
Deferred income tax liabilities	6	–	396	–	402
Total liabilities	48,757	91,192	3,792	(6,372)	137,369

Other segment information
Capital expenditures	2,563	2,014	331	–	4,908
Depreciation and amortization	2,576	4,971	120	–	7,667
Provisions	158	79	1	–	238
Interest on loans and related items - net of capitalized interest	344	1,650	4	–	1,998
Interest income	370	108	4	–	482

5. Income and Expenses

Non-service Revenues

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
	(in million pesos)
Sale of computers, cellular handsets and SIM-packs	591	692
Point product sales	22	50
	613	742

Compensation and Benefits

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
	(in million pesos)
Salaries and benefits	4,111	3,041
Pension (Note 21)	398	248
Incentive plan (Notes 3 and 21)	260	321
Manpower rightsizing program	12	34
	4,781	3,644

Financing Costs

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
	(in million pesos)
Interest on loans and related items	1,858	2,127
Hedge costs (Note 24)	354	341
Loss on derivative transactions - net (Notes 2 and 24)	311	22
Accretion on financial liabilities - net (Notes 2, 17 and 24)	269	614
Financing charges	35	36
Dividends on preferred stock subject to mandatory redemption (Note 7)	5	49
Capitalized interest (Notes 2 and 8)	(114)	(129)
Interest income	(333)	(482)
Foreign exchange gains - net (Notes 17 and 24)	(588)	(1,578)
	1,797	1,000

Interest expense for short-term borrowing for the three months ended March 31, 2007 and 2006 amounted to Php8 million and Php3 million, respectively.

Cost of Sales

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
	(in million pesos)
Cost of computers, cellular handsets and SIM-packs sold	1,152	1,187
Cost of satellite air time and terminal units (Notes 20 and 22)	44	47
Cost of point product sales	24	45
	1,220	1,279

Professional and Other Contracted Service Fees

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
	(in million pesos)
Technical and consultancy fees (Note 20)	716	370
Contracted services	479	128
Legal and audit fees	45	70
Others	39	16
	1,279	584

Provisions

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
	(in million pesos)
Doubtful accounts (Note 14)	163	205
Write-down of inventories to net realizable values (Note 15)	61	109
Onerous contracts and assessments (Notes 20, 22 and 23)	9	(76)
	233	238

6. Income Tax

The net components of deferred income tax recognized in the consolidated balance sheets are as follows:

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Net assets	17,132	19,658
Net liabilities	379	402

The components of net deferred income tax assets and liabilities are as follows:

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Net assets
Net operating loss carryover, or NOLCO	5,254	4,983
Accumulated provision for doubtful accounts	4,632	4,746
Asset impairment	4,179	5,432
Pension and other employee benefits	2,635	2,568
Unearned revenues	1,835	2,076
Derivative financial instruments	1,812	1,878
Unrealized foreign exchange losses	1,220	2,632
MCIT	983	983
Unamortized past service costs	887	871
Provision for unrealized assets	697	732
Accumulated write-down of inventories to net realizable values	320	321
Leases	316	304
Asset retirement obligation - net of capitalized asset	203	191
Executive stock option plan	66	106
Excess of fair value over cost of investment properties	(76)	(77)
Preferred stock subject to mandatory redemption	(92)	(109)
Intangibles and fair value adjustments on assets acquired	(376)	(391)
Capitalized taxes and duties	(468)	(446)
Capitalized foreign exchange differential	(912)	(988)
Gain on debt exchange and debt restructuring transactions	(1,574)	(1,650)
Undepreciated capitalized interest charges	(4,507)	(4,607)
Others	98	103
	17,132	19,658

Net liabilities
Excess of fair value over cost of investment properties	(38)	(38)
Intangible assets	(340)	(357)
Unrealized foreign exchange gains	–	(6)
Others	(1)	(1)
	(379)	(402)

Provision for corporate income tax consists of:

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
	(in million pesos)
Current	2,263	2,122
Deferred	2,317	388
	4,580	2,510

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for corporate income tax is as follows:

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
	(in million pesos)
Provision for corporate income tax at the applicable statutory tax rates	4,659	3,945
Tax effects of:
Non-deductible expenses	64	51
Loss (income) subject to lower tax rate	70	(58)
Equity share in net loss (income) of investees	2	(1)
Income not subject to tax	(97)	(21)
Income subject to final tax	(118)	(141)
Net movement in deferred income tax	–	(1,265)
Actual provision for corporate income tax	4,580	2,510

Mabuhay Satellite and SubicTel are registered as Subic Bay Freeport Enterprises while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 9337, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, Mabuhay Satellite, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in the R.A. 7227.

On December 22, 2000, the Philippine Board of Investments, or BOI, approved ePLDT’s registration as a new information technology, or IT, service firm in the field of services related to its internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday, or ITH, starting January 2001.

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status for its new data center facility as a new IT service firm in the field of services related to Internet Data Center. ePLDT was granted six-year ITH on its new data center facility from January 2007 or actual start of operations, whichever comes first.

Parlance is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Parlance is entitled to certain tax incentives, including an ITH for six years starting in June 2002. Parlance is required to comply with specific terms and conditions stated in its BOI registration.

iPlus Intelligent Network, Inc., or iPlus, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of application service provider on a pioneer status. Under such registration, iPlus is entitled to a six-year ITH incentive from the actual start of commercial operations until January 1, 2009.

Vocativ is registered with the Philippine Economic Zone Authority, or PEZA, as an Ecozone Export Enterprise to develop and operate a call center business that serves overseas clients by providing customer relationship management services. As a registered enterprise, Vocativ is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years from start of commercial operations. After the ITH period, Vocativ is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under R.A. No. 7916, “The Special Economic Zone Act of 1995”. The 5% final tax must be paid and remitted in accordance with the amendments contained in R.A. No. 8748, as follows: (a) 3% to the Philippine Government; and (b) 2% which will be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

On December 5, 2005, Vocativ received approval from PEZA for the adjustment of the start of its commercial operations, effectively extending the ITH to end of March 2006. On June 30, 2006, PEZA approved Vocativ’s ITH extension for another year which extends the ITH until April 2007.

mySecureSign, Inc., or mSSI, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of services related to public key infrastructure on a pioneer status. Under such registration, mSSI enjoys, among other incentives, a six-year ITH from August 1, 2001 or the actual start of commercial operations, whichever comes first. mSSI started commercial operations on January 1, 2002.

Ventus is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Ventus is entitled to certain tax incentives such as an ITH for six years starting March 2005. In relation to this, Ventus is required to comply with specific terms and conditions stated in the BOI registration.

Two of Ventus’ call center projects are registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Ventus’ Iloilo and Pasig call center projects are entitled to certain tax incentives such as an ITH for six years starting March 2005 and August 2006, respectively. In relation to this, Ventus is required to comply with specific terms and conditions stated in the BOI registration.

Digital Paradise is registered with the BOI as a new IT service firm in the field of community access on a non-pioneer status. Under the provisions of the registration, Digital Paradise’s sales generated from its own community access activity and franchise fees are entitled to an ITH for a period of four years beginning December 2002. In December 2006, the BOI approved Digital Paradise’s application for a status upgrade from non-pioneer to pioneer, accordingly extending the ITH period for another two years starting January 2007.

Level Up! was originally registered with the BOI as a new IT service firm in the field of application service provider on a non-pioneer status. Under such registration, Level Up! is entitled to certain tax incentives, which includes a four-year ITH from January 2003 and a tax credit for taxes on duties on materials used in export products for ten years starting January 2003. In April 2004, the BOI approved Level Up!’s request for upgrading its status from non-pioneer to pioneer in connection with its IT service activity in the field of application service provider for entertainment and educational project. Accordingly, the ITH period was extended from four to six years.

In September 2006, PEZA approved SPi’s application for registration as an ecozone information technology enterprise to provide IT enabled services with emphasis on the creation of electronic discovery, presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and implementation of healthcare documentation solutions. As a registered enterprise, SPi is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years. After the ITH period, SPi is liable for a final tax, in lieu of all taxes. The final tax is computed at 5% of gross income less allowable deductions as defined under R.A. 7916, “The Special Economic Zone Act of 1995,” and will be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the Philippine Government; and (b) 2% which will be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

Wolfpac is registered with the BOI as a new operator of service provider applications. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting February 2004.

Smart Broadband has three registered activities with the BOI on a pioneer status, namely: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new information technology service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of these registrations, Smart Broadband is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years from February 2001, August 2001 and July 2005, respectively.

Income derived from non-registered activities with the BOI is subject to the normal income tax rate enacted as at the balance sheet date.

Consolidated tax incentives that we availed for the three months ended March 31, 2007 and 2006 amounted to Php201 million and Php57 million, respectively.

On May 24, 2005, the president of the Philippines signed into law Republic Act No. 9337, or R.A. 9337, which took effect on November 1, 2005. R.A. 9337, among others, introduced the following changes:

a.       The regular corporate income tax rate for domestic corporations and resident/non-resident foreign corporations increased to 35% (from 32%) beginning November 1, 2005 and will be reduced to 30% beginning January 1, 2009.

b.       The VAT rate increased from 10% to 12% effective February 1, 2006.

c.       The input VAT on capital goods should be spread evenly over the useful life or sixty months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds one million pesos.

In 2006, the net movement in deferred tax assets primarily pertains to deferred tax assets recognized in relation to the benefit that would be derived from the disposal of certain Piltel assets with the expected lifting of MTI restrictions resulting from the full repayment of Pitel’s restructured debt on December 4, 2006. For further discussion, please see Note 17 – Interest-bearing Financial Liabilities.

Our deferred income tax assets have been recorded to the extent that such deferred tax assets are expected to be utilized against sufficient future taxable profit. We had unrecognized deferred tax assets of Php319 million and Php299 million largely pertaining to asset impairment as at March 31, 2007 and December 31, 2006, respectively.

Our unaudited consolidated unutilized NOLCO as at March 31, 2007 is as follows:

Year Incurred	Year Expiring	(in million pesos)
2004	2007	15
2005	2008	11,220
2006	2009	3,019
2007	2010	774
		15,028

Tax benefit		5,260
Unrecognized deferred income tax assets from NOLCO as at March 31, 2007		(6)
		5,254

Our unaudited consolidated MCIT as at March 31, 2007 is as follows:

Year Incurred	Year Expiring	(in million pesos)
2005	2008	484
2006	2009	499
		983

7. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per common share:

	Three Months Ended March 31,
	2007		2006
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT	8,575	8,575	8,581	8,581
Dividends on preferred shares	(114)	(114)	(114)	(12)
Dividends on preferred stock subject to mandatory redemption charged to interest expense for the period	–	5	–	49
Accretion of preferred stock subject to mandatory redemption	–	37	–	294
Foreign exchange gain on preferred stock subject to mandatory redemption	–	(20)	–	(413)
Consolidated net income applicable to common shares	8,461	8,483	8,467	8,499

	(in thousands, except per share amounts)

Outstanding common shares at beginning of period	188,435	188,435	180,789	180,789
Effect of issuance of common shares during the period	127	127	381	381
Average incremental number of shares under ESOP during the period	–	60	–	21
Common shares equivalent of preferred shares deemed dilutive:
Preferred Stock Series A to FF (Note 16)	–	–	–	2,530
Preferred Stock Series VI (Note 17)	–	783	–	3,943
Preferred Stock Series VII (Note 17)	–	–	–	3,842
Weighted average number of common shares for the period	188,562	189,405	181,170	191,506
Earnings per common share	Php44.87	Php44.79	Php46.74	Php44.38

Series A to FF, V, VI and VII Convertible Preferred Stocks were deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred shares are converted into common shares, including the effect of shares under ESOP, and compared against the basic EPS. Since the amount of dividends on the Series A to FF and V in 2007 and Series V in 2006 over its equivalent number of common shares increased the basic EPS, these Convertible Preferred Stocks were anti-dilutive.

Dividends Declared For The Three Months Ended March 31, 2007

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 6, 2007	March 20, 2007	April 15, 2007	Php4.675	–
Series VI	March 6, 2007	March 20, 2007	April 15, 2007	US$0.09925	4
Charged to income					4

10% Cumulative Convertible Preferred Stock
Series CC	January 30, 2007	February 28, 2007	March 30, 2007	Php1.00	17
Series DD	January 31, 2007	February 15, 2007	February 28, 2007	1.00	2
					19

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 30, 2007	February 23, 2007	March 15, 2007	Php–	12
					12

Common Stock	March 6, 2007	March 20, 2007	April 20, 2007	Php50.00	9,429
Charged to retained earnings					9,460

* Dividends are declared based on total amount paid up.

Dividends Declared After March 31, 2007

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	May 8, 2007	May 25, 2007	June 15, 2007	Php–	12
					12

* Dividends are declared based on total amount paid up.

8. Property, Plant and Equipment

This account consists of:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture, and other network equipment	Communications satellite	Information origination/ termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
At December 31, 2006
Cost	112,621	84,604	64,423	20,388	31,039	9,834	9,140	2,673	12,686	347,408
Accumulated depreciation and amortization	(46,594)	(58,292)	(32,889)	(6,235)	(25,461)	(7,678)	(5,800)	(269)	–	(183,218)
Net book value	66,027	26,312	31,534	14,153	5,578	2,156	3,340	2,404	12,686	164,190
Period Ended December 31, 2006
Net book value at beginning of period	66,027	26,312	31,534	14,153	5,578	2,156	3,340	2,404	12,686	164,190
Additions/Transfers – net	556	893	245	59	536	–	527	–	3,058	5,874
Disposals/Retirements	(2)	(2)	(17)	(5)	(25)	–		–	(12)	(63)
Translation differences charged directly to cumulative translation adjustments	–	(3)	–	(1)	1	(58)	–	–	–	(61)
Reclassifications	412	–	484	–	223	–	–	–	(1,119)	–
Depreciation and amortization	(1,300)	(896)	(1,787)	(310)	(846)	(147)	(161)	(1)	–	(5,448)
Net book value at end of period	65,693	26,304	30,459	13,896	5,467	1,951	3,706	2,403	14,613	164,492
At March 31, 2007
Cost	113,584	85,487	64,939	20,425	31,470	9,684	9,622	2,673	14,613	352,497
Accumulated depreciation and amortization	(47,891)	(59,183)	(34,480)	(6,529)	(26,003)	(7,733)	(5,916)	(270)	–	(188,005)
Net book value	65,693	26,304	30,459	13,896	5,467	1,951	3,706	2,403	14,613	164,492

Substantially all our telecommunications equipment is purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars, see Note 17 – Interest-bearing Financial Liabilities. Interest, using an average capitalization rate of 9%, and net foreign exchange losses capitalized to property, plant and equipment qualified as borrowing costs for the three months ended March 31, 2007 and 2006 were as follows:

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
	(in million pesos)
Interest	114	129
Foreign exchange gains	78	227

As at March 31, 2007 and December 31, 2006, the undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php2,888 million and Php2,646 million, respectively.

The consolidated useful lives of the assets are estimated as follows:

Buildings	25 years
Central office equipment	15 – 20 years
Cable and wire facilities	10 – 25 years
Communications satellite	15 years
Information origination and termination equipment	5 – 15 years
Land improvements	10 years
Vehicles, furniture and other network equipment	3 – 10 years
Cellular facilities	3 – 10 years

We recognized additional depreciation and amortization charges of Php2,117 million for the three months ended March 31, 2006 due to a change in the estimated useful lives of certain of our network assets owing to continuing network upgrade and expansion in 2005.

Asset Impairment Review

Piltel carries out annual impairment tests on its fixed line assets based on the net present value, or NPV, of future cash flows from the continued use of these assets. For the impairment review in 2006, a discount factor of 6.25% on a pre-tax basis was used for both E.O. 109 and RTS, applied on cash flow projections from 2007 until such year when the assets are fully depreciated. Cash flow assumptions for E.O. 109 averaged Php64 million per year from 2007 to 2017 and Php271 million per year for RTS from 2007 to 2013. The resulting NPV of the total cash flow projections was higher than the carrying value of both the E.O. 109 and RTS assets.

Management believes that due to Mabuhay Satellite’s difficulty in generating cash flows with the satellite nearing its end-of-life and other events affecting its business, Mabuhay Satellite’s Agilla II transponder is considered impaired. This impairment review is based on the NPV of future cash flows from the continued use of this asset using the discount factor of 10% as applied on cash flow projections from 2007 until 2010. An impairment loss of Php1,391 million was applied to the carrying value of this satellite as at December 31, 2006 and included in the accumulated depreciation and amortization account in the unaudited consolidated balance sheet as at March 31, 2007.

Property, plant and equipment include the following amounts for capitalized leases as at March 31, 2007 and December 31, 2006:

	March 31, 2007 (Unaudited)			December 31, 2006 (Audited)
	Central office equipment	Vehicles, furniture and other network equipment	Total	Central office equipment	Vehicles, furniture and other network equipment	Total
	(in million pesos)
Cost	354	1,298	1,652	455	1,082	1,537
Less accumulated depreciation	316	1,096	1,412	352	908	1,260
	38	202	240	103	174	277

The following table summarizes all changes to the liabilities on asset retirement obligations as at March 31, 2007 and December 31, 2006:

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Asset retirement obligations at beginning of period	831	752
Accretion expenses	23	87
Additional liability recognized during the period	3	45
Settlement of obligations	(3)	(53)
Asset retirement obligations at end of period (Note 18)	854	831

9. Investments in Associates

This account consists of:

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
ACeS International Limited	1,614	1,614
Mabuhay Space Holdings Limited	921	937
Philweb Corporation	712	712
Stradcom International Holdings, Inc.	616	616
BayanTrade Dotcom, Inc.	97	97
ePDS, Inc.	6	6
	3,966	3,982
Less accumulated impairment losses and equity share in net losses of associates	3,335	3,346
Total cost and accumulated impairment losses and equity share in net losses of associates	631	636

Investment of ACeS Philippines in ACeS International Limited, or AIL

As at March 31, 2007, ACeS Philippines had a 20% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among other things, assigned to the banks as collateral all of its tangible properties, including the Garuda I Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank Internasional Indonesia, as security agent, and various other banks signed a rescheduling agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012, see Note 20 – Related Party Transactions.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raise substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision in respect of our investment in AIL amounting to Php1,614 million in 2003.

On September 1, 2006, AIL and PT Asia Cellular Satellite signed a Term Sheet, or Banks Term Sheet, with a majority of the banks that will be used as the basis for further good faith negotiations between the parties thereto with a view to entering into an agreement further amending the Amended and Restated Credit Agreement with AIL’s bank creditors.

Under the Banks Term Sheet, a majority of the banks agreed, subject to satisfaction of certain conditions, among other things, to amend the Founder NSP ATPA and to re-denominate AIL debt into non-interest-bearing subordinated convertible bonds maturing in 2015; to amortize a senior term loan with a final maturity on August 1, 2013 and a junior term loan with payments on August 1, 2014 and 2015.

Pursuant to the business collaboration arrangements between AIL and Inmarsat, on September 1, 2006, Inmarsat made the first payment of US$4 million to AIL which was used to pay principal and interest payable to the banks in accordance with the Banks Term Sheet.

On February 1, 2007, PLDT (through ACeS Philippines) signed an agreement to purchase LMGT Holdings (ACeS), Inc., or LMGT, and Martin Marietta Overseas Corporation’s, or MMOC, 50% equity and debt interest in AIL, for US$750,000 in accordance with a notice of proposed transfer issued by LMGT dated December 22, 2006 pursuant to a right of first refusal under the AIL Shareholders’ Agreement.

Investment of Mabuhay Satellite in Mabuhay Satellite Space Holdings Limited, or MSHL

In 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L to the Agila II Satellite. Under the terms of the JVA, SS/L is required to convey title to the additional payload service to MSHL in consideration for SS/L’s 35% equity interest in MSHL, and Mabuhay Satellite is required to pay SS/L US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s alleged failure to amicably resolve its unpaid obligation to SS/L under the JVA. In 2002, the arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal amount of US$10 million plus accrued interest at 9% per annum. On June 30, 2003, Mabuhay Satellite and SS/L concluded a US$15 million settlement agreement under which Mabuhay Satellite leased two transponders under a transponder agreement on a life-term basis to SS/L and offset the lease charges due from SS/L and its receivables from Loral Skynet Network Services, Inc. (formerly known as the Loral Cyberstar, Inc.), among other things, for a full and final settlement of the arbitration decision. The agreement was subsequently approved by Mabuhay Satellite’s creditors in March 2004.

In accordance with the settlement agreement, Mabuhay Satellite and SS/L shall proceed to dissolve the joint venture under a separate agreement, for which each of the parties will receive title over a number of transponders owned by the joint venture in proportion to their respective interests. On the basis of the joint venture dissolution, we recognized an impairment provision in respect of our investment in MSHL of Php431 million in 2004.

Investment of ePLDT in Philweb Corporation, or Philweb

In May 2006, ePLDT subscribed newly issued common shares of Philweb, an internet-based gaming company, equivalent to 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share or an aggregate amount of Php502 million. Of the total subscription price, Php427 million was paid by ePLDT on the closing date. The portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s board of directors. The balance of Php50 million will be paid upon the lapse of certain post-closing price adjustment periods. The unpaid subscription of Php75 million was recorded as part of accrued expenses and other current liabilities in the balance sheet.

In October 2006, ePLDT acquired an additional 8,037,692,308 shares of Philweb at a price of Php0.026 per share or an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s total equity stake to 25.5% as at December 31, 2006.

Philweb is primarily engaged in internet-based gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. As of the end of December 2006, Philweb offers Internet Sports Betting in over 230 PAGCOR Internet Sports Betting Stations and over 40 Internet Casino Stations nationwide.

Investment of ePLDT in Stradcom International Holdings, Inc., or SIHI

ePLDT has a 22.5% interest in convertible securities of SIHI, the parent company of Stradcom Corporation, which has an existing concession agreement with the Philippine Government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems. SIHI has been incurring losses from the start of operations due to Stradcom Corporation’s continuous losses and recurring excess of current liabilities over current assets. On this basis, we recognized an impairment provision in respect of our investment in SIHI of Php616 million in 2004.

Stradcom Corporation is currently undertaking the issuance of Asset-Backed Bonds amounting to Php1.6 billion intended for debt refinancing and general corporate purposes, including working capital and investments.

Investment of ePLDT in BayanTrade Dotcom, Inc., or BayanTrade

BayanTrade was incorporated and registered with the Philippine Securities and Exchange Commission, or PSEC, on August 8, 2000 to provide: (a) a business-to-business electronic purchasing market place to link buyers and suppliers of goods services over the Internet; (b) electronic catalogue purchasing facilities over the Internet to buyers and suppliers; (c) link-up with similar horizontal markets and vertical markets across the Asia-Pacific Region and the world; and (d) facilitating services incidental to the business. BayanTrade is an e-procurement joint venture established together with six of the Philippines’ leading conglomerates. ePLDT’s initial shareholding in BayanTrade was 20.5%, which was subsequently diluted to 19.17% in August 2004 due to an equity call to which ePLDT did not subscribe.

In September 2005, ePLDT received 4,794,615 bonus warrants from BayanTrade which entitles ePLDT to purchase 2,794,615 common shares at a price of Php0.50 per share at any time on or before August 31, 2010.

Investment of ePLDT in ePDS, Inc., or ePDS

On June 30, 2003, ePLDT signed a joint venture agreement with DataPost Pte Ltd., or DataPost, a subsidiary of Singapore Post, and G3 Worldwide ASPAC, or Spring, pursuant to which the parties formed ePDS, a bills printing company which does laser printing and enveloping services for statements, bills and invoices, and other value-added services for companies in the Philippines. ePLDT has a 50% interest in ePDS, while DataPost has a 30% interest. Spring, the largest international mail services provider, owns the remaining 20%. ePDS has an initial paid-up capital of Php11 million.

In October 2005, ePDS’ Board of Directors approved the declaration of a 100% stock dividend on its common stock equivalent to Php11 million. The stock dividends were issued from the increase in authorized capital stock of ePDS which was approved by the PSEC in June 2006.

Summarized Financial Information of Equity Investees

The following table presents summarized financial information in conformity with PFRS for equity investees for which we have significant influence as at March 31, 2007 and December 31, 2006 and for the three months ended March 31, 2007 and 2006.

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Noncurrent assets	1,499	1,333
Current assets	1,769	1,122
Capital deficiency	(8,707)	(9,618)
Noncurrent liabilities	9,837	10,029
Current liabilities	2,138	2,044

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
	(in million pesos)
Revenues	362	166
Revenues less cost of revenues	192	129
Expenses	244	99
Net loss	(53)	(102)

10. Investment Properties

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Balance at beginning of period	587	701
Disposals	(5)	(112)
Net loss from fair value adjustments	–	(2)
Balance at end of period	582	587

Investment properties are stated at fair values, which have been determined based on the latest valuations performed by an independent firm of appraisers, which is an industry specialist in valuing these types of investment properties. The valuation undertaken was based on an open market value, supported by a market evidence in which assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm’s-length transaction at the date of valuation, in accordance with international valuation standards.

11. Goodwill and Intangible Assets

Movements in goodwill and intangible assets during the periods are as follows:

	March 31, 2007 (Unaudited)			December 31, 2006 (Audited)
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
	(in million pesos)
Cost:
Balance at beginning of period	10,137	3,456	13,593	1,942	1,991	3,933
Additions during the period	–	–	–	8,498	1,540	10,038
Translation adjustments	(106)	(14)	(120)	(303)	(75)	(378)
Balance at end of period	10,031	3,442	13,473	10,137	3,456	13,593

Accumulated amortization and impairment:
Balance at beginning of period	438	941	1,379	438	446	884
Amortization during the period	–	76	76	–	450	450
Impairment during the period	–	–	–	–	50	50
Translation adjustments	–	(1)	(1)	–	(5)	(5)
Balance at end of period	438	1,016	1,454	438	941	1,379
Net balance	9,593	2,426	12,019	9,699	2,515	12,214

ePLDT’s Acquisition of Level Up!

On February 16, 2006, ePLDT entered into a sale and purchase agreement to acquire 60% equity interest of Level Up!, a leading publisher of online games in the Philippines, for a total consideration of Php383 million. Post-closing conditions were completed on April 30, 2006. In August 2006, the Shareholders Agreement and Share Purchase Agreement between ePLDT and Level Up! were amended to reflect the removal of earn-out and price adjustment provisions thereby fixing the acquisition for 60% of Level Up! at the aforementioned original purchase price of US$7 million. As at purchase date, the net cash outflow on acquisition was Php350 million, representing cash payments of Php383 million, net of cash acquired from Level Up! of Php35 million, and incidental cost of Php2 million.

The purchase consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of Level Up! as at April 30, 2006 are as follows:

(in million pesos)
Property, plant and equipment	129
Goodwill	597
Intangible assets	185
Other noncurrent assets	7
Cash and cash equivalents	35
Trade and other receivables	8
Inventories and supplies	1
Prepayments and other current assets	20
982
Deferred income tax liabilities	60
Capital lease liabilities	49
Accounts payable	21
Accrued expenses and other current liabilities	66
Unearned revenues	38
Due to related parties	110
344
Minority interest	255
Net assets acquired	383

Intangible assets, as determined by an independent appraiser, pertaining to Level Up!’s game license agreements for Ragnarok, ROSE Online, RF Online and Freestyle amounted to Php185 million with an estimated remaining useful life of 5.67 years. Level Up! was accounted for in the consolidated financial statements using the purchase method of accounting, which resulted in goodwill amounting to Php597 million in 2006. Goodwill pertains to the assembled workforce and other unidentified intangible assets that did not qualify as intangible assets under PAS 38, “Intangible Assets”. As at December 2006, ePLDT has provided impairment in value of its intangble assets in Level Up! amounting to Php50 million, representing a write-down of such intangible assets to recoverable amounts using the value in use approach. Value in use was based on the discounted cash flow projections using the most recent financial forecast approved by our management.

ePLDT’s Acquisition of SPi

On July 10, 2006, ePLDT entered into a sale and purchase agreement to acquire 100% equity interest of SPi and its direct and indirect Philippine and offshore subsidiaries for a total cash consideration of US$136 million. As part of the transaction, ePLDT also acquired a US$7 million debt owed by SPi to the seller at face value. In addition, ePLDT advanced US$16 million to SPi in order for SPi to fully pay its debt owed to DBS Bank Singapore. As at December 31, 2006, the net cash outflow on acquisition was Php7,121 million, representing cash payments of Php7,116 million, net of cash acquired from SPi of Php85 million, and incidental cost of Php90 million.

SPi is the second largest pure-play BPO Company and the ninth largest independent BPO service provider worldwide. It has operations in 19 locations in North America, Europe and Asia. Its customers include Fortune 100 companies, non-profit organizations and government agencies in the financial services, healthcare, legal and publishing markets.

The purchase consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of SPi at the time of acquisition are as follows:

	In U.S. Dollar	In Php Equivalent(1)
	(in millions)
Property, plant and equipment	19	1,002
Goodwill	130	6,787
Intangible assets	18	956
Other noncurrent assets	1	52
Cash and cash equivalents	2	85
Trade and other receivables	41	2,162
Prepayments and other current assets	2	95
	213	11,139
Deferred income tax liabilities	7	388
Other noncurrent liabilities	1	44
Accounts payable	58	3,048
Short-term borrowings	3	131
Accrued expenses and other current liabilities	8	412
	77	4,023
Net assets acquired	136	7,116

(1) Converted to Philippine Peso using the exchange rate at the time of purchase.

Intangible assets, as determined by an independent appraiser, amounted to Php956 million relating to SPi’s customer relationships and self-developed software with estimated remaining useful lives of seven and four years, respectively. Intangible assets were fully consolidated to ePLDT.

SPi was accounted for in the consolidated financial statements using the purchase method of accounting, which resulted in goodwill amounting to Php6,787 million. Goodwill pertains to the assembled workforce of SPi and other unidentified intangible assets that did not qualify as intangible assets under PAS 38.

ePLDT’s Acquisition of CyMed

On August 11, 2006, ePLDT, through its direct subsidiary SPi, entered into a sale and purchase agreement to acquire 100% equity interest of CyMed for an aggregate purchase price of US$35 million, inclusive of certain debt obligations. CyMed is a leading medical transcription company based in Richmond, Virginia, United States of America (USA). It provides medical transcription services and technology products through proprietary processes based on Six Sigma quality management principles. The company currently serves over 400 healthcare systems, independent hospitals, and government-affiliated clinics across the USA. CyMed employs 650 U.S.-based staff members and has offices in the states of Virginia, Tennessee and Ohio. As at August 15, 2006, the net cash outflow related on acquisition was Php1,774 million, representing cash payments of Php1,831 million, net of cash acquired from CyMed of Php57 million. Total cash payments include purchase price consideration of Php1,715 million, working capital amounts and other net debt adjustments totaling Php102 million, and incidental cost of Php13 million.

The purchase consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of CyMed at the time of acquisition, assessed to be equal to their book values are as follows:

	In U.S. Dollar	In Php Equivalent(1)
	(in millions)
Property, plant and equipment	1	39
Goodwill	27	1,223
Intangible assets	7	336
Deferred income tax assets	1	30
Notes receivable	2	108
Cash and cash equivalents	1	57
Trade and other receivables	3	148
Prepayments and other current assets	1	20
	43	1,961
Interest-bearing financial liabilities – net of current portion	4	58
Accounts payable and other current liabilities	2	72
	6	130
Net assets acquired	37	1,831

(1) Converted to Philippine Peso using the exchange rate at the time of purchase.

CyMed was accounted for in the consolidated financial statements using the purchase method of accounting, which resulted in goodwill amounting to Php1,223 million. Goodwill pertains to assembled workforce of CyMed and other unidentified intangible assets that did not qualify as intangible assets under PAS 38.

Intangible assets pertaining to CyMed’s customer relationship was determined at Php336 million with an estimated useful life of five years. Intangible assets was valued by an independent appraiser.

Other intangible assets consist of:

	March 31, 2007 (Unaudited)			December 31, 2006 (Audited)
	Gross		Net	Gross		Net
	Carrying Amount	Accumulated Amortization		Carrying Amount	Accumulated Amortization
	(in million pesos)
Customer list	1,318	(231)	1,087	1,332	(195)	1,137
Spectrum	1,205	(207)	998	1,205	(187)	1,018
Technology application	600	(482)	118	601	(471)	130
Licenses	319	(96)	223	318	(88)	230
	3,442	(1,016)	2,426	3,456	(941)	2,515

The future amortization of other intangible assets as at March 31, 2007 are as follows:

(in million pesos)
2007(1)	293
2008	359
2009	344
2010	306
2011	237
2012 and onwards	887
Balance at end of period	2,426

(1) April 1, 2007 through December 31, 2007

Impairment Testing of Goodwill

Goodwill from Smart Broadband Acquisition

The test for recoverability of Smart’s goodwill was applied to an asset group, representing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

Although revenue streams may be segregated between Smart and Smart Broadband through subscribers availing themselves of their respective cellular and wireless broadband services, the cost items and cash flows are difficult to carve out, largely due to the significant portion of shared and common-used networks/platforms. In the case of Smart Broadband, it provides broadband wireless access to its subscribers using Smart’s cellular base stations, fiber optic and IP backbone. With the common use of wireless assets with Smart in providing wireless services, the lowest asset group for Smart Broadband for which cash flows could be clearly identified from other groups of assets will be Smart’s wireless business segment.

Our wireless business segment has been our largest revenue and cash flow contributor since 2003. As such, there is no impairment of our wireless business segment. As at March 31, 2007, the recoverable amount of this segment is determined on the basis of value in use calculations using cash flow projections based on the financial budgets approved by Smart’s Management covering a 5-year period from 2007 to 2011. The pre-tax discount rate applied to cash flow projections is 10.6% and cash flows beyond the 5-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.

The calculation of value in use for Smart’s wireless business segment was based on the following assumptions: (a) usage revenues for 2007 were based on the annualized actual year-to-date results available at the time the budget was prepared in 2006; (b) usage revenues were assumed to grow at an average rate of 5% per annum from 2007 to 2011; (c) average capital expenditures per year were assumed at Php8.6 billion from 2007 to 2011; (d) the discount rate used was the weighted average cost of capital; and (e) the growth rate used for cash flows beyond the budget period was based on published industry research.

Goodwill from SPi Acquisition and its Subsidiary, CyMed

The goodwill acquired through the SPi and CyMed transactions was allocated for impairment testing to each of the cash generating units of those businesses namely: healthcare, litigation and publishing.

As at March 31, 2007, we determined that there would be no impairment loss recognized for each of the cash generating units since the recoverable amount exceeded the carrying amount of the individual assets. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets/forecasts approved by management, which management believes are reasonable and are management’s best estimate of the range of economic conditions that will exist over the remaining useful life of the asset.

In determining the appropriate discount rate to be applied, our weighted average cost of capital was used and adjusted for the difference in currency and specific risks associated with the assets or business of a cash-generating unit.

Management assessed the reasonableness of the assumptions by examining the causes of differences between actual 2006 cash flow and budgeted/projected cash flows, with a particular emphasis on the observed trends towards the last quarter of 2006.

12. Notes Receivable

Investment of ePLDT in Debt Securities of Technology Support Services, Inc., or TSSI (formerly First Advance Multi-Media Entertainment Corp., or FAME)

On June 1, 2004, ePLDT and FAME entered into an agreement whereby ePLDT granted a seven-year zero-coupon loan to FAME amounting to US$3.1 million. Based on agreement, upon maturity of the loan, which is at the end of seven years from issuance, ePLDT may require FAME to redeem or pay the loan at a redemption value amounting to US$6.1 million. At any time during the life of the outstanding loan, ePLDT may convert the loan into 20% of the total outstanding capital stock of FAME.

On August 20, 2004, FAME changed its corporate name to TSSI.

On September 14, 2004, ePLDT entered into a second agreement with TSSI whereby ePLDT granted another seven-year zero coupon loan to TSSI amounting to US$3.1 million with the same terms and features as the first loan. As at March 31, 2007, the aggregate loans of ePLDT to TSSI amounted to US$346 million.

TSSI has been incurring losses from the start of operations due to delays in its projects. On this basis, we recognized a full impairment provision in respect of our notes receivable from TSSI amounting to Php346 million in December 2006.

13. Cash and Cash Equivalents

This account consists of:

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Cash on hand and in banks	4,082	3,416
Temporary cash investments	18,227	13,454
	22,309	16,870

Cash in banks earns interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to two months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.

14. Trade and Other Receivables

This account consists of receivables from:

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Customers and carriers	25,011	25,349
Others (Notes 20, 22 and 23)	1,473	1,579
	26,484	26,928
Less allowance for doubtful accounts	16,474	16,770
	10,010	10,158

Movements in the allowance for doubtful accounts are as follows:

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Balance at beginning of period	16,770	18,525
Provisions for the period (Note 5)	163	736
Translation adjustments	(8)	(24)
Write-offs	(451)	(1,884)
Business combinations	–	71
Reversals	–	(654)
Balance at end of period	16,474	16,770

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers because an established right of offset exists.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million, of which US$2 million remained outstanding as at March 31, 2007, and (2) to service, administer and collect the receivables on behalf of the Purchaser. Under the RPD, the Purchaser has no recourse against PLDT should an eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach of its representations and warranties under the RPD.

Sale of receivables under the RPD amounted to US$1 million (Php61 million) and US$2 million (Php81 million) for the three months ended March 31, 2007 and 2006, respectively. Loss on sale of receivables under the RPD amounted to US$0.07 million (Php3 million) and US$0.31 million (Php16 million) for the three months ended March 31, 2007 and 2006, respectively.

15. Inventories and Supplies

This account consists of:

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	662	556
At cost	861	719
Spare parts and supplies:
At net realizable value	454	514
At cost	1,296	1,397
Others:
At net realizable value	161	160
At cost	163	161
At lower of cost or net realizable value	1,277	1,230

16. Equity

The movement of PLDT’s capital accounts as at December 31, 2006 and March 31, 2007 are as follows:

	Preferred Stock – Php10 par value per share
	Series A to FF	III	IV	Total Preferred Stock		Common Stock – Php5 par value per share
	No. of Shares				Amount	No. of Shares	Amount
	(in millions)
Authorized				823	Php8,230	234	Php1,170
Outstanding
Balance at January 1, 2006	407	–	36	443	Php4,433	181	Php904
Issuance	–	–	–	–	2	–	–
Conversion	(1)	–	–	(1)	(11)	7	38
Balance at December 31, 2006 (Audited)	406	–	36	442	Php4,424	188	Php942

Balance at January 1, 2007	406	–	36	442	Php4,424	188	Php942
Issuance	–	–	–	–	–	1	1
Conversion	–	–	–	–	(3)	–	–
Balance at March 31, 2007 (Unaudited)	406	–	36	442	Php4,421	189	Php943

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to FF 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the asked prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at March 31, 2007, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the subscriber investment plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock at anytime outstanding are subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall be deemed appropriate.

At PLDT’s option, the Series A to FF 10% Cumulative Convertible Preferred Stocks are redeemable at par value plus accrued dividends five years after the year of issuance.

On December 6, 2005, the Board of Directors designated 100,000 shares of serial preferred stock as Series GG 10% Cumulative Convertible Preferred Stock for issuance throughout 2006.

On January 30, 2007, the Board of Directors designated 150,000 shares of serial preferred stock as Series HH 10% Cumulative Preferred Stock for issuance up to December 31, 2009.

The issuance of SIP Series FF, GG and HH is an exempt transaction under Section 10.2 of Securities Regulation Code as confirmed by the Philippine SEC on April 2, 2007.

On October 24, 2005, PLDT issued to JPMorgan, as depositary, and to the holders of the Series III Convertible Preferred Stock a notice of mandatory conversion of all of its outstanding 4,616,200 shares of Series III Convertible Preferred Stock into shares of PLDT Common Stock. The conditions for mandatory conversion under the terms of the Series III Preferred Stock have been satisfied, including: (i) that the average closing price of PLDT’s ADSs for the 30-day period ending seven days prior to the date in which notice of the mandatory conversion was given was above US$29.19 a share; (ii) that there were no dividends in arrears on any shares of the Series III Convertible Preferred Stock; and (iii) that PLDT had sufficient distributable reserves to pay the fixed preferential dividends on the shares of Series III Convertible Preferred Stock, calculated down to and including the mandatory conversion date.

In November 2005, PLDT issued 710,891 shares of common stock on account of the voluntary conversion of 415,023 shares of Series III Convertible Preferred Stock.

As at December 19, 2005, as a result of PLDT’s issuance of a notice of mandatory conversion, all of the outstanding shares of Series III Convertible Preferred Stock were voluntarily and mandatorily converted into shares of PLDT Common Stock wherein each share of Series III Convertible Preferred Stock was converted into 1.7129 shares of Common Stock. A total of 7,907,032 shares of PLDT’s Common Stock were issued as a result of the voluntary and mandatory conversions of all of the Series III Convertible Preferred Stock.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. On February 26, 2002, the Board of Directors called for the payment of a portion of the balance of the subscription price of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock amounting to Php72 million, which was paid on March 5, 2002. On March 22, 2002, PLDT redeemed 60 million shares out of the 360 million subscribed shares of its Series IV Cumulative Non-Convertible Preferred Stock and paid Php72 million, representing the redemption price plus unpaid dividends up to the date of redemption.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid, and provision has been made for the currently payable dividends.

17. Interest-bearing Financial Liabilities

This account consists of the following:

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities - net of current portion:
Long-term debt (Note 24)	64,622	63,769
Obligations under capital lease (Notes 8 and 24)	57	106
Preferred stock subject to mandatory redemption (Note 24)	1,247	1,369
	65,926	65,244

Current portion of interest-bearing financial liabilities:
Notes payable	198	201
Long-term debt maturing within one year (Note 24)	10,093	16,184
Obligations under capital lease maturing within one year (Notes 8 and 24)	934	924
	11,225	17,309

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received on initial recognition, included in the financial liabilities are as follows:

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Long-term debt	5,686	5,953
Obligations under capital lease (Notes 8 and 24)	526	540
Preferred stock subject to mandatory redemption	190	260
Total unamortized debt discount at end of period	6,402	6,753

The following table describes all changes to unamortized debt discount as at March 31, 2007 and December 31, 2006.

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Unamortized debt discount at beginning of period	6,753	13,347
Additions during the period	15	48
Settlements and conversions during the period	(26)	(2,733)
Revaluations during the period	(71)	(595)
Accretion during the period charged to interest expense (Notes 5 and 24)	(269)	(3,314)
Unamortized debt discount at end of period	6,402	6,753

Long-term Debt

Long-term debt consists of:

Description	Interest Rates	March 31, 2007 (Unaudited)		December 31, 2006 (Audited)
		(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% - 7.58% and US$ LIBOR + 0.55% - 2.5% in 2007 and 2006	US$189	Php9,101	US$201	Php9,877
Finnvera, Plc, or Finnvera	US$ LIBOR + 0.05% in 2007 and 7.53% - 7.75% and US$ LIBOR + 0.05% in 2006	59	2,849	69	3,381
Nippon Export and Investment Insurance of Japan, or NEXI	US$ LIBOR + 1% in 2007and in 2006	25	1,199	25	1,215
Others	6.60% and US$ LIBOR + 0.15% - 0.65% and GOVCO’s cost + 0.20% in 2007 and5.83% - 6.6% and US$ LIBOR + 0.15% - 1.60% and GOVCO’s Cost + 0.20% in 2006	9	426	10	508
		282	13,575	305	14,981
Fixed Rate Notes	7.85% - 11.375% in 2007 and 2006	695	33,497	835	40,971
Term Loans:
Debt Exchange Facility	2.25% and US$ LIBOR + 1% in 2007 and 2006	178	8,606	176	8,615
GSM Network Expansion Facilities	4.49% - 4.70% and US$ LIBOR + 0.815% in 2007 and 4.49% - 4.7% and US$ LIBOR + 0.815% - 3.25% in 2006	179	8,645	194	9,509
Others	US$ LIBOR + 0.40% and 6% - 10% in 2007 and US$ LIBOR + 0.40% - 3.625% and 1.75% - 10% in 2006	6	305	10	487
Satellite Acquisition Loans	5.66% and US$ LIBOR + 1.75% - 2.75% in 2007 and 2006	37	1,796	42	2,083
		US$1,377	Php66,424	US$1,562	Php76,646

Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	5.625% - 15% in 2007 and 15% - 15.816% in 2006		5,795		808
Term Loans:
Secured Term Loans	7.09% - 15% and 90-day PHIBOR + 0.3% in 2007 and 2006		7		11
Other Unsecured Term Loans	3 Month MART + 0.75% in 2007 and 2006		2,489		2,488
			8,291		3,307
			74,715		79,953
Less portion maturing within one year			10,093		16,184
Total long-term debt			Php64,622		Php63,769

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at March 31, 2007 are as follows:

	U.S. Dollar Loans		Php Loans	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2007(1)	169	8,164	279	8,443
2008	147	7,098	558	7,656
2009	263	12,666	570	13,236
2010	71	3,413	1,378	4,791
2011	15	716	568	1,284
2012 and onwards	830	40,027	4,964	44,991
	1,495	72,084	8,317	80,401

(1) April 1, 2007 through December 31, 2007

U.S. Dollar Debt:

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of our indebtedness.

Kreditanstalt für Wiederaufbau, or KfW

KfW, a German state-owned development bank, is PLDT’s largest single creditor. As at March 31, 2007, we owed US$189 million aggregate principal amount of debt to KfW, as follows:

  US$142 million provided under various export credit agency-backed facilities, of which US$32 million was in connection with our expansion and service improvement programs, and US$110 million in connection with the US$149 million refinancing facility discussed below; and

  US$47 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$30 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. We have drawn US$140 million (Php6,748 million) under this facility as at March 31, 2007. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

Of the amounts outstanding under these KfW loans, US$59 million will mature in 2007, US$55 million will mature in 2008, US$44 million will mature in 2009 and US$31 million will mature in 2010. Principal amortizations on these loans are generally payable in equal semi-annual installments.

Finnvera, Plc, or Finnvera

As at March 31, 2007, US$60 million (US$59 net of unamortized discount of US$1 million) or Php2,893 million (Php2,849 million net of unamortized discount of Php44 million) principal amount of Smart’s debt was provided by various banks under an export credit agency-backed facility in connection with Smart’s GSM expansion program. This facility is covered by a guaranty from Finnvera, the Finnish Export Credit Agency, for 100% of political and commercial risk for the refinancing facility of GSM Phases 5A and 5B. Other Finnvera-guaranteed GSM loan facilities were already fully paid in the aggregate amount of US$16.5 million for GSM Phases 3 and 4 loan facilities on April 28, 2006.

Of the amount outstanding under the remaining Finnvera guaranteed loan, US$10 million will mature in 2007, US$20 million will mature in 2008, US$20 million will mature in 2009 and US$10 million will mature in 2010. Principal amortization on this loan is payable in equal semi-annual installments.

Nippon Export and Investment Insurance of Japan, or NEXI

On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI, of which US$60 million was drawn on November 28, 2003 and US$40 million on April 5, 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004 with final repayment due in November 2007. The outstanding balance as at March 31, 2007 was US$25 million.

Other Export Credit Agency Supported Loans

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including the Export-Import Bank of the United States, and the respective export credit agencies of France and Italy, in the aggregate outstanding principal amount of US$7 million as at March 31, 2007. Smart, likewise, obtained loans guaranteed by the export credit agencies of Norway and Italy amounting to US$2 million. Of the amounts outstanding under these loans, US$8 million will mature in 2007 and US$1 million will mature in 2008.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at March 31, 2007 and December 31, 2006:

Principal Amount	Interest Rate	Maturity Date	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
			(in millions)
US$300,000,000	8.350%	March 6, 2017	US$296	Php14,281	US$296	Php14,523
US$250,000,000	11.375%	May 15, 2012	244	11,771	244	11,963
US$135,886,000	10.500%	April 15, 2009	136	6,516	166	8,148
US$ 19,310,000	10.625%	May 15, 2007	19	929	19	941
US$110,068,000	7.850%	March 6, 2007	–	–	110	5,396
			US$695	Php33,497	US$835	Php40,971

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of debt discount amounting to Php7,464 million.

The breakdown of the total amount of Smart debt issued to participating Piltel creditors is as follows:

•         2007 Facility in the amount of US$0.2 million payable in full in December 2007;

•         2008 Facility in the amount of US$2.9 million payable in full in December 2008; and

•         2014 Facility in the amount of US$280.1 million payable in full in June 2014.

As at March 31, 2007, outstanding balance of these loans amounted to US$283 million (US$178 million net of unamortized discount of US$105 million) or Php13,658 million (Php8,606 million net of unamortized discount of Php5,052 million).

Interest for the above facilities is payable every quarter at a floating rate of three months US$ LIBOR plus 1.00% for the 2007 and 2008 facilities, and a fixed rate of 2.25% per annum for the 2014 facility. Furthermore, a portion of the 2014 facility amounting to US$144 million has a variable yield option whereby the creditors have an option to elect for an early repayment at a discount either in December 2007 at 52.5% of the relevant debt amount or in December 2008 at 57.5% of the relevant debt amount.

GSM Network Expansion Facilities

On September 13, 2004, Smart signed a US$104 million 5-year term loan facility to finance the related Phase 7 GSM Equipment and services. The facility was awarded to ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers with Finnish Export Credit, Plc as the Lender. The full amount of the facility was drawn on November 22, 2004, of which US$62 million remained outstanding as at March 31, 2007. The loan is payable over five years in ten equal semi-annual payments starting May 2005 with final repayment in November 2009.

On August 8, 2005, Smart signed a US$30 million commercial facility with NIB to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a 5-year term loan payable semi-annually in ten equal installments commencing six months from the first drawdown date at a floating rate of US$ LIBOR plus 0.815% margin per annum. The facility was drawn on July 11, 2006 for the full amount of US$30 million at a floating interest of 6.445% (5.63% US$ LIBOR plus 0.815% per annum margin). US$27 million amount remained outstanding as at March 31, 2007.

On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with FEC as the Lender. Smart opted to utilize only a total of US$67 million which was drawn in February 15, 2006 and March 13, 2006 for US$10 million and US$57 million, respectively. The balance of US$3 million was cancelled. The facility is a 5-year term loan payable in 10 equal semi-annual installments with final repayment on September 1, 2010. Interest is payable semi-annually at a fixed rate of 4.515% per annum. As at March 31, 2007, US$51 million remained outstanding.

On July 31, 2006, Smart signed a U.S. Dollar Term Loan Facility for US$44.2 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is FEC with ABN AMRO Bank N.V., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank Ltd. as the Lead Arrangers. The facility is a 5-year term loan payable in 10 equal semi-annual installments commencing six months from the drawdown date at a CIRR Fixed rate of 4.05% per annum. The facility was drawn on November 10, 2006 for the full amount of US$44.2 million. As at March 31, 2007, the US$40 million loan remains outstanding.

As at March 31, 2007 the aggregate outstanding balance of these loans amounted to US$180 million (US$179 million, net of unamortized discount of US$1 million) or Php8,696 million (Php8,645 million, net of unamortized discount of Php51 million).

Other Term Loan

On December 1, 2001, CyMed availed itself of a 6-year non-interest-bearing advances from certain officers of the company to fund its operating expenses, including salaries and other incidental expenses. The outstanding balance of this loan as at March 31, 2007 amounted to US$0.7 million, which is payable quarterly until December 31, 2009.

Undrawn Facilities

On October 16, 2006, Smart signed a U.S. Dollar Term Loan Facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM Facility for an amount of US$50 million. The facility is a five-year loan payable in 18 equal and consecutive quarterly installments commencing on the third quarter from the date of the first drawdown. Interest rate is floating at three-month US$ LIBOR plus 0.75% per annum margin.

Restructured Loans

On June 5, 2006, Piltel made a partial voluntary prepayment of principal under its Peso bank facility, US Dollar bank facility, various Trade Creditor facilities and Notes Indenture. The voluntary prepayment was made in lieu of depositing excess cash flow from the operations of Piltel’s business into a Sinking Fund Account. The aggregate voluntary prepayment amount was Php9,325 million (Php6,393 million to Smart and Php2,932 million to third party creditors) or US$176 million (US$121 million to Smart and US$55 million to third party creditors), which was applied proportionally to the various debt facilities as set out in the Intercreditor Agreement dated June 4, 2001 (the “Intercreditor Agreement”).

On December 4, 2006, Piltel prepaid the outstanding balance of its principal debt under its Peso bank facility, US Dollar bank facility, Peso Term Note facility, various Trade Creditor facilities and Notes Indenture in the aggregate amount of Php11,631 million (Php8,061 million to Smart and Php3,570 million to third party creditors) or US$233 million (US$161 million to Smart and US$72 million to third party creditors). Piltel obtained approval from the Bangko Sentral ng Pilipinas to source dollar payment from authorized agent banks.

On March 30, 2007, Piltel paid the remaining convertible bonds with principal amount of US$0.7 million.

Loan Security

Piltel’s restructured obligations were secured by substantially all present and future assets of Piltel under the MTI dated June 4, 2001 between Piltel and JPMorgan Chase Bank, N.A. (Manila Branch) as Security Agent for the creditors, which established the security arrangements relating to the restructured debts. The participating creditors (other than the participating holders of the Peso Term Note facility) shared equally in first ranking security, while non-participating creditors and the participating holders of the Peso Term Note facility shared equally in second ranking security created under the MTI. Such mortgage was approved by at least two-thirds of Piltel’s stockholders at its annual meeting on April 18, 2001 and by the NTC on May 18, 2001.

On July 7, 2006, Piltel, PLDT and JPMorgan Chase Bank, N.A. (Manila Branch), as Security Agent on behalf of the Finance Parties under the Intercreditor Agreement, agreed to the amendment of Clause 25 thereof to allow the amendment of any term of the MTI and the release and sale of certain properties or assets from the security interests created by the MTI upon the instructions of the creditor representatives. On the same date, and following the effectivity of the amendment of the Intercreditor Agreement, Piltel and the Security Agent, executed the Amendment to the MTI, pursuant to which Piltel is allowed to sell or dispose of certain categories of assets or properties with the consent of the Majority Bank Creditors, the Majority Trade Creditors and the Trustee, provided, however that for as long as Avenue Asia holds majority of Piltel’s Conversion Notes, the prior consent of Avenue Asia will be required for (i) any sale or disposition of any of the real properties of Piltel, and (ii) any sale or disposition of assets to Smart, PLDT or any of its affiliates.

On April 18, 2007, Piltel received a Notice of Termination of the MTI from JP Morgan Chase Bank, N.A. (Manila Branch).

Satellite Acquisition Loans

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the cost of purchasing the Agila II Satellite. In 2004, Ex-Im Bank approved, in principle, the re-profiling of Mabuhay Satellite’s US$42 million debt with them by extending the maturity of the loan by 1½ years to July 15, 2007 and reducing the interest rate by 1% to 5.6%. The revised repayment terms have been approved by the majority of the local creditor banks. As at March 31, 2007, the remaining outstanding loan amounted to US$5 million (Php251 million).

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit which as at March 31, 2007 had an aggregate stated value not exceeding US$5 million (Php266 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$32 million (Php1,545 million), which will mature on various dates from 2006 to 2009.

In 2006, the Banks have approved Mabuhay’s request to extend the maturity of the loan under the Omnibus Agreement by two years to October 20, 2009, with a 1% increase in the margin on the deferred amount.

Mabuhay Satellite has constituted in favor of the Banks: (a) a first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority and the components of the satellite system; (b) an assignment of its rights under its purchase contract for the satellite system; (c) an assignment of its rights under the transponder lease contracts to be entered into with its shareholders and other parties and the revenues therefrom; and (d) an assignment of the applicable proceeds of insurance to be taken on the satellite system.

Philippine Peso Debt:

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT’s service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million matured on November 9, 2004 and Php770 million matured on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which Php360 million matured on June 9, 2003, Php100 million matured on June 9, 2005 and Php810 million will mature on June 9, 2010.

Php5 Billion Peso Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5 billion unsecured fixed rate corporate notes, made up of Series A notes amounting to Php3.8 billion and Series B notes amounting to Php1.2 billion with five and ten year terms, respectively. Series A notes were priced at 5.625%, while Series B notes were priced at 6.500%. Funds raised from the issuance of these notes will be used primarily for Smart’s capital expenditures for network improvement and expansion.

Term Loans

Secured Term Loans

Php150 Million Term Loan Facility

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million. The loan facility was fully drawn on December 31, 2002 and payable in seven quarterly installments, with a grace period of one year, beginning in 2003. The quarterly principal payments of Php15 million started in June 2003 with a balloon payment of Php45 million in March 2005. Interest on this loan was equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan was secured by ePLDT’s deed of assignment of receivables of a subsidiary from a foreign customer and an investment in an associate with an original cost of Php629 million. This loan was fully paid as at March 31, 2005.

Php100 Million Term Loan Facility

On March 15, 2004, ePLDT entered into a three-year term loan facility with Asia United Bank amounting to Php100 million for the payment of its outstanding short-term bank loan facility and for other working capital requirements. The loan facility was fully drawn as at December 31, 2004. The loan is to be repaid in nine equal quarterly installments starting March 2005 with final repayment in March 2007. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Trust Indenture Agreement, or MTIA, dated March 15, 2004, with Asia United Bank – Trust and Investments Group, on a parcel of land with a carrying value of Php279 million as at December 31, 2004. This loan was fully paid as at March 31, 2007.

Php149 Million Term Loan Facility

In January 2006, Vocativ, a wholly-owned call center subsidiary of ePLDT, partially prepaid Php89 million out of its outstanding five-year term loan facility of Php109 million with Asia United Bank for the payment of its additional capital expenditures and working capital requirements. Under the terms of the loan, principal payment is to be paid in 14 equal quarterly installments starting April 2006 with final repayment in July 2009. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Participation Certificate against the MTIA between ePLDT and Asia United Bank Corporation – Trust and Investments Group dated March 15, 2004 on a parcel of land, which excludes the buildings and improvements. The remaining balance of Php20 million was pre-terminated in April 2006.

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On August 14, 2006, Smart signed a Peso Term Loan Facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of Php2,500 million. The facility is a five-year loan payable in 18 equal consecutive quarterly installments commencing on the third quarter from the date of the first drawdown. Interest rate is floating at three-month MART plus 0.75% per annum margin. The facility was drawn on December 11, 2006 for the full amount of Php2,500 million at a floating interest of 6.0232% (5.2732% three-month MART1 plus 0.75% per annum margin). The first installment will commence on September 11, 2007 with final repayment on December 9, 2011. The full amount of Php2,500 million (Php2,489 million net of unamortized discount of Php11 million) was outstanding as at March 31, 2007.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 90% of PLDT’s total consolidated debts are denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) making investments; (d) extending loans; (e) extending guarantees or assuming the obligations of other persons; (f) paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock; (g) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (h) creating any lien or security interest; (i) permitting set-off against amounts owed to PLDT; (j) merging or consolidating with any other company; (k) entering into transactions with stockholders and affiliates; and (l) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of change in control of PLDT.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (f) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (g) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.5:10, a debt to EBITDA ratio of not more than 3:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; (c) any reduction in PLDT’s ownership of Smart’s shares below 51%; (d) any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding; and (e) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements.

The Credit and Omnibus Agreements of Mabuhay Satellite impose several negative covenants which, among other things, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT’s loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income or any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days, dissolution of its legal existence, and creation of any encumbrances on the shares pledged. One of ePLDT’s loan agreements also requires ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As at December 31, 2006, ePLDT was in compliance with all of its financial covenants.

Obligations Under Capital Lease

The future minimum payments for capitalized leases as at March 31, 2007 are as follows:

Year	(in million pesos)
2007	1,462
2008	42
2009	13
Total minimum lease payments	1,517
Less amount representing interest	526
Present value of net minimum lease payments	991
Less obligations under capital lease maturing within one year (Notes 8 and 24)	57
Long-term portion of obligations under capital lease (Notes 8 and 24)	934

Municipal Telephone Projects

In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in the province of Bohol and Batangas established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to provide telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As at March 31, 2007, PLDT’s aggregate remaining obligation under this agreement was approximately Php858 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

On June 1, 2004, PLDT served the DOTC a notice of termination of the lease agreement in respect of the telecommunications system in Bohol which state of deterioration, obsolescence and disrepair has made it impossible for PLDT to continue managing, operating, and maintaining the system. Since 2002, PLDT has been advising the DOTC of the need to review the viability of the system as PLDT has infused more than Php200 million for upgrades and maintenance to keep the system operable. Further, the enactment of Public Telecommunications Policy Act, or R.A. No. 7925, which negated the DOTC’s warranty to grant PLDT the exclusive right to provide telecommunication services in the areas stipulated, prevented PLDT from achieving the originally projected profitability, thereby rendering it impossible for PLDT to continue fulfilling its obligation under the lease agreement. Although several discussions have been held since then, no mutually acceptable agreement has been reached. On June 30, 2004, the DOTC advised PLDT that the request for termination of the lease agreement in Bohol has been referred to the Department of Justice, or DOJ, as government agencies are required to refer all interpretation of contracts and agreements to the DOJ secretary as attorney-general of the national government. On May 5, 2005, PLDT received a letter from the DOTC stating that PLDT is in default for failure to remit to the DOTC the quarterly installments under the lease agreement. Due to the failure of the parties to amicably settle their dispute, on September 28, 2005, PLDT demanded that the dispute be referred to arbitration and that the parties agree on the composition of the arbitration committee. In response, the DOTC, in a letter dated October 17, 2005, informed PLDT that pursuant to Executive Order No. 269, Series of 2004, dated January 12, 2004, the existing communications programs and projects implemented by DOTC were transferred to the Commission on Information and Communications Technology, or CICT, and that the DOTC had forwarded to CICT PLDT’s letter dated September 28, 2005. In a letter dated March 24, 2006, the CICT informed PLDT that the CICT poses no objection on PLDT’s stated intentions and preference to refer the unresolved and outstanding issues to the Philippine Dispute Resolution Center, Inc., or PDRCI, per the arbitration clause of the lease agreement. On June 27, 2006, a Request for Arbitration dated June 1, 2006 was filed by PLDT with the PDRCI. On November 15, 2006, DOTC has filed its Answer to the said Request for Arbitration. As at March 31, 2007, the net book value of the telecommunications system in Bohol, including PLDT’s additional capital expenditure relating to the telecommunications system, and corresponding capital lease obligation amounted to Php10 million and Php735 million, respectively.

Piltel also entered into an agreement for the financial lease of the Palawan Telecommunications System of the Municipal Telephone Public Office with the DOTC on June 3, 1994. The Municipal Telephone Public Office Contract is a 30-year contract for Piltel to lease facilities for public call office stations in the Palawan area, with revenues going to Piltel. In consideration, Piltel pays the DOTC an escalating annual lease fee. The total lease payment for thirty years is Php483 million. As at March 31, 2007, Piltel’s aggregate remaining obligation under this agreement was approximately Php43 million.

Other Long-term Capital Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, Smart and ePLDT have capital lease obligations in the aggregate amount of Php616 million as at March 31, 2007 in respect of office equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Preferred Stock Subject to Mandatory Redemption

The movements of PLDT’s preferred stock subject to mandatory redemption as at March 31, 2007 and December 31, 2006 are as follows:

	March 31, 2007 (Unaudited)			December 31, 2006 (Audited)
	Series V	Series VI	Total	Series V	Series VI	Series VII	Total
	(in million pesos)
Balance at beginning of period	61	1,308	1,369	272	6,321	5,381	11,974
Accretion	3	37	40	13	481	282	776
Conversion	(3)	(139)	(142)	(224)	(5,253)	(5,543)	(11,020)
Revaluation	–	(20)	(20)	–	(241)	(120)	(361)
Balance at end of period	61	1,186	1,247	61	1,308	–	1,369

PLDT had issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received, on mandatory conversion of the Series V, VI and VII Convertible Preferred Stock, will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share, respectively.

The Series V Convertible Preferred Stock was designated as a compound instrument consisting of liability and equity components. The fair value of the Convertible Preferred Stock was determined on the issue date, of which the fair value of the liability component as at date of issuance is recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets. The residual amount was assigned as the equity component.

The cost of each foreign currency component of the Convertible Preferred Stock Series VI and VII, was designated as a debt instrument with embedded call options. The fair value of the Convertible Preferred Stock was determined on the issue date, of which the fair value of embedded call options was bifurcated and accounted for separately, see Note 2 – Summary of Significant Accounting Policies and Practices and Note 24 – Financial Assets and Liabilities. The residual amount was assigned as liability components and recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets.

The difference between the amount designated as liability components of the Series V, VI and VII Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the put option date using the effective interest rate method. Accretions added to “Preferred Stock Subject to Mandatory Redemption” and charged to interest as at March 31, 2007 and 2006 amounted to Php40 million and Php299 million, respectively.

“Preferred Stock Subject to Mandatory Redemption” amounted to Php1,247 million and Php1,369 million as at March 31, 2007 and December 31, 2006, respectively, after revaluation of Series VI and VII Convertible Preferred Stock to the exchange rates at balance sheet dates and after giving effect to the above accretions, conversions and additional issuances. As at March 31, 2007 and December 31, 2006, 11,032,094 shares and 10,937,309 shares, respectively, of the Convertible Preferred Stock have been voluntarily converted into PLDT common shares. On August 18, 2006, all 3,842,000 shares of Series VII Convertible Preferred Stock have been voluntarily converted into PLDT common shares. The outstanding shares of Series V and VI Convertible Preferred Stock as at March 31, 2007 were 43,675 shares and 782,775 shares, respectively. The aggregate redemption value of the outstanding Series V and VI Convertible Preferred Stock amounted to Php1,438 million and Php1,629 million as at March 31, 2007 and December 31, 2006, respectively.

The corresponding dividends on these shares charged as interest expense amounted to Php5 million and Php49 million for the three months ended March 31, 2007 and 2006, respectively.

Notes Payable

In 2006, SPi obtained unsecured dollar-denominated short-term notes payable from various local commercial banks amounting to US$3.7 million. Interest on the notes range from 7.4% to 9.2% of the outstanding balance per annum and the notes are payable within an average of 150 days from the availment date. The outstanding balance of Php198 million as at March 31, 2007 will mature in various months in 2007.

18. Other Noncurrent Liabilities

This account consists of:

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing	5,932	5,646
Asset retirement obligations (Note 8)	854	831
Prepayments received under receivable purchase facility (Note 14)	104	205
Unearned revenues	83	63
Others	840	836
	7,813	7,581

19. Accrued Expenses and Other Current Liabilities

This account consists of:

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Accrued utilities and related expenses (Note 20)	8,661	8,078
Accrued employee benefits (Note 21)	7,552	7,474
Accrued interest and other related costs (Notes 17 and 20)	1,995	1,768
Accrued taxes and related expenses (Notes 22 and 23)	930	756
Others	837	1,026
	19,975	19,102

20. Related Party Transactions

a. Air Time Purchase Agreement between PLDT and AIL and Related Agreements

PLDT is a party to a Founder NSP ATPA entered into with AIL in March 1997, which was amended in December 1998, under which PLDT was granted the exclusive right to sell AIL services as NSP in the Philippines. In exchange, the ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on January 1, 2002, the purported date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue is less than US$45 million in any given year, the ATPA also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL. Under the Standstill Agreement, payments made to AIL under the ATPA were based on billings of actual usage pending final agreement on the terms of the proposed amendment to the ATPA.

On September 1, 2006, AIL, PT Asia Cellular Satellite and Inmarsat reached an agreement to pool their resources to develop product and service offerings in the Asian region, founded on their respective mobile satellite communications networks, with (a) Inmarsat performing the role of satellite and network operator and wholesale product and services developer and (b) the AIL performing the role of wholesale and retail distributor of products and services.

PLDT, likewise, signed a Gateway Services Agreement with Inmarsat, whereby PLDT committed to provide gateway infrastructure in Subic Bay up to a maximum amount of US$5 million. In exchange, PLDT will earn US$0.015 per minute for interconnection services to be provided to Inmarsat distribution partners for traffic going through the gateway facility in Subic Bay.

On September 1, 2006, AIL and PT Asia Cellular Satellite signed a Term Sheet, or Banks Term Sheet, with a majority of the banks that will be used as the basis for further good faith negotiations between the parties thereto with a view of enter into an agreement further amending the Amended and Restated Credit Agreement with AIL’s bank creditors.

Under the Banks Term Sheet, a majority of the banks agreed, subject to satisfaction of certain conditions, among other things, to amend the Founder NSP ATPA and to re-denominate AIL debt into non-interest-bearing subordinated convertible bonds maturing in 2015; to amortize a senior term loan with a final maturity on August 1, 2013 and a junior term loan with bullet payments on August 1, 2014 and 2015.

Pursuant to the business collaboration arrangements between AIL and Inmarsat, on September 1, 2006, Inmarsat made the first payment of US$4 million to AIL which was used to pay principal and interest payable to the banks in accordance with the Banks Term Sheet.

On February 1, 2007, PLDT (through ACeS Philippines) signed an agreement to purchase LMGT and MMOC’s 50% equity and debt interest in AIL, respectively, for US$750,000 in accordance with a notice of proposed transfer issued by LMGT dated December 22, 2006 pursuant to a right of first refusal under the AIL Shareholders’ Agreement.

b. Transactions with Major Stockholders, Directors and Officers

Transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at March 31, 2007 (unaudited) and December 31, 2006 (audited) and for the three months ended March 31, 2007 and 2006 (unaudited) are as follows:

1. Cooperation Agreement with First Pacific and certain affiliates, or FP Parties, NTT Communications and DoCoMo

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to DoCoMo pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and DoCoMo, the FP Parties, NTT Communications and DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to DoCoMo, including:

•         certain contractual veto rights over a number of major decisions or transactions; and

•         rights relating to the representation on the board of directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•         Restriction on Ownership of Shares of PLDT by NTT Communications and DoCoMo. Each of NTT Communications and DoCoMo has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of then issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of then issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•         Limitation on Competition. NTT Communications, DoCoMo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intends to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or Smart’s subsidiaries, as the case may be.

•         Business Cooperation. PLDT and DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a wireless-code division multiple access mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will (i) become a member of a strategic alliance group for international roaming and corporate sales and services and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with DoCoMo.

•         Additional Rights of DoCoMo. Upon NTT Communications, DoCoMo and their subsidiaries owning in the aggregate 20% or more of the shares of PLDT’s common stock and for as long as NTT Communications, DoCoMo and their subsidiaries continue to own in the aggregate 17.5% of the shares of PLDT’s common stock then outstanding, DoCoMo will be entitled to certain additional rights under the Cooperation Agreement.

•         Change in Control. Each of NTT Communications, DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, DoCoMo, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time-to-time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the board of directors of PLDT as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not reasonably be satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the board of directors of PLDT has used reasonable efforts to discuss with NTT Communications and DoCoMo in good faith whether such person should be considered a Hostile Transferee.

•         Termination. If NTT Communications, DoCoMo or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

2. Integrated i-mode Services Package Agreement between DoCoMo and Smart

An Integrated i-mode Services Package Agreement was entered into by Smart and DoCoMo on February 15, 2006, under which DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode services package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. Outstanding obligation under this agreement amounted to Php48 million and Php53 million as at March 31, 2007 and December 31, 2006, respectively.

3. Advisory Services Agreement between DoCoMo and PLDT

An Advisory Services Agreement was entered into by DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement between PLDT and DoCoMo. Pursuant to the Agreement, DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, the agreement governs the terms and conditions of the appointments and the corresponding fees related thereto. Total fees under this agreement for the three months ended March 31, 2007 amounted to Php19 million. Outstanding liability under this agreement amounted to Php19 million and Php32 million as at March 31, 2007 and December 31, 2006, respectively.

4. Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16,2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•         Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•         Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

Total fees under these agreements amounted to Php61 million and Php51 million for the three months ended March 31, 2007 and 2006, respectively. As at March 31, 2007 and December 31, 2006, outstanding obligations of PLDT amounted to Php29 million and Php18 million, respectively.

5. Agreement between Smart and Asia Link B.V., or ALBV. Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of cellular business for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2004, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2004. On February 18, 2004, Smart and ALBV entered into a renewal of the Technical Assistance Agreement extending the effectivity of the terms thereof to February 23, 2008. Furthermore, in view of the acquisition by Smart of Piltel Series K Class I Convertible Preferred Stock held by PLDT, the parties agreed to make the consolidated net revenues of Smart the basis for the computation of the 1% technical service fees payable by Smart to ALBV, effective January 1, 2005.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which will automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php165 million and Php142 million for the three months ended March 31, 2007 and 2006, respectively. Outstanding obligations of Smart under these agreements amounted to Php137 million and Php62 million as at March 31, 2007 and 2006, respectively. Outstanding prepaid management fees as at March 31, 2007 and December 31, 2006 amounted to Php856 million and Php869 million, respectively.

6. Agreements Relating to Insurance Companies. Gotuaco del Rosario and Associates, or Gotuaco,
acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php119 million and Php105 million for the three months ended March 31, 2007 and 2006, respectively. Two directors of PLDT have a direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan.

Compensation of Key Management Personnel of the PLDT Group

PLDT Group’s compensation of key management personnel by benefit type follows:

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
	(in million pesos)
Short-term employee benefits	306	240
Share-based payments (Note 21)	51	105
Post-employment benefits	19	9
	376	354

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125,000 for each meeting of the board attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and finance committees is entitled to a fee in the amount of Php50,000 for each committee meeting attended.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

21. Employee Benefits

Executive Stock Option Plan, or ESOP

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an ESOP and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to 1,289,745 common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT, and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million shares of common stock of PLDT had been reserved as underlying option shares under the ESOP in 1999.

Movements in the number of stock options outstanding under the ESOP are as follows:

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
Balance at beginning of period	119,034	197,500
Exercised shares*	(44,249)	(78,466)
Balance at end of period	74,785	119,034

* Based on date of payment of exercised shares.

As at March 31, 2007, there are 795,065 shares exercised by certain officers and executives at an exercise price of Php814 per share.

The fair value of the ESOP was estimated at the date of grant using an option pricing model, which considered annual stock volatility, risk-free interest rate, expected life of the option, exercise price of Php814 per share, and a weighted average price of Php870 and Php315 per share for the 1999 and 2002 Grants, respectively, as at valuation date. Total fair value of shares granted amounted to Php359 million as at March 31, 2007 and December 31, 2006. No fair value of options were recognized as an expense for the three months ended March 31, 2007 and 2006.

LTIP

On August 3, 2004, PLDT’s Board of Directors approved the establishment of the LTIP for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The LTIP was originally a four-year cash-settled share based plan covering the period from January 1, 2004 to December 31, 2007. The payment was intended to be made at the end of the plan period (without interim payments) contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the plan period and a cumulative consolidated net income target for the plan period. The target increase in the PLDT base share price, which was the average of the closing prices of PLDT shares ten trading days before or after December 31, 2003, was approximately 15% per annum compounded for the plan period.

On August 28, 2006, PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, a new LTIP, upon endorsement of the Executive Compensation Committee, was approved by the Board of Directors to cover the 2007-2009 plan. As a result of the establishment of the new LTIP, the Board of Directors also approved the early vesting of the existing LTIP by the end of 2006, for those invited to the new LTIP.

Total number of shares appreciation rights outstanding under the existing 2004 to 2006 LTIP as at March 31, 2007 was 3,733,023, of which 3,698,911 will be paid in May 2007 and the balance of 34,112 is expected to be paid in May 2008. Total number of shares appreciation right awarded under the new 2007 to 2009 LTIP as at March 31, 2007 was 4,053,256, which will be paid in 2010.

The fair value of the LTIP was estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, the remaining life of options and the share price capped at Php2,300.00 as at December 31, 2006 for 2004 to 2006 LTIP and share price of Php2,525 as at March 31, 2007 for 2007 to 2009 LTIP. Incentive cost per share as at March 31, 2007 for the existing 2004 to 2006 LTIP and for the new 2007 to 2009 LTIP amounted to Php1,350.00 and Php785.95, respectively. The fair value of the LTIP recognized as an expense for the three months ended March 31, 2007 (under the 2007 to 2009 LTIP) and 2006 (under the 2004 to 2006 LTIP) amounted to Php260 million and Php321 million, respectively. As at March 31, 2007 and December 31, 2006, total LTIP liability amounted to Php5,289 million and Php5,030 million, respectively, see Note 3 – Management’s Use of Estimates and Judgments.

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, covering substantially our permanent and regular employees, excluding those of Smart and its subsidiary, I-Contacts, Inc., which require contributions to be made to separate administrative funds.

Our actuarial valuation is done on an annual basis. Based on the latest actuarial valuation, the actual present value of accrued liabilities, net of pension cost and average assumptions used in developing the valuation are as follows:

(in million pesos)
Benefit obligation as at December 31, 2006	13,314
Fair value of plan assets as at December 31, 2006	5,768
Funded status	7,546
Unrealized net transition obligation	(1)
Unrecognized net actuarial loss	(4,657)
Accrued benefit cost as at December 31, 2006 (Audited)	2,888
Accrual of pension cost during the period	368
Contributions	(326)
Accrued benefit cost as at March 31, 2007 (Unaudited)	2,930

Net pension cost was computed as follows:

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
	(in million pesos)
Components of net periodic benefit cost:
Current service cost	215	124
Interest cost	267	223
Expected return on plan assets	(151)	(135)
Amortizations of unrecognized net transition obligation	37	12
Net periodic benefit cost	368	224

The weighted average assumptions used to determine pension benefits as at March 31, 2007 are as follows:

Discount rate	8%
Rate of increase in compensation	9%
Expected rate of return on plan assets	10%

As at March 31, 2007 and 2006, the assets of the beneficial trust fund established for the PLDT’s pension plan include investments in shares of stocks of PLDT and Piltel with fair values aggregating Php2,203 million and Php1,690 million, which represent about 32% and 27%, respectively, of such beneficial trust fund’s net assets available for plan benefits.

The Board of Trustees of the beneficial trust fund uses an investment approach of mixed equity and fixed income investments to maximize the long-term expected return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of fixed income debt securities and various equity securities while the remaining portion consists of multi-currency investments.

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan follows:

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
Investments in equity securities	50%	48%
Investments in debt and fixed income securities	26%	30%
Investments in real estate	9%	11%
Investments in mutual funds	9%	8%
Investments in temporary placements	6%	3%
	100%	100%

PLDT currently expects to make approximately Php509 million of cash contributions to its pension plan in 2007.

Defined Contribution Plan

Contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the latter’s years of tenure.

The Plan’s investment portfolio seeks to achieve regular income and long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for fixed income securities while 10% to 40% is allotted to equity securities.

The allocation of the fair value of plan assets for Smart as at March 31, 2007 (unaudited) and as at December 31, 2006 (audited) follows:

Investments in debt securities	68%
Investments in equity securities	29%
Others	3%
100%

Smart currently expects to make approximately Php109 million of cash contributions to its pension plan in 2007.

Pension Benefit Cost

Total pension benefit cost follows:

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
	(in million pesos)
Expense recognized for defined benefit plans	368	224
Expense recognized for defined contribution plans	30	24
Total	398	248

22. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our unaudited consolidated contractual obligations outstanding as at March 31, 2007:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(in million pesos)

Long-term debt(1)	80,401	10,223	20,505	8,482	41,191
Long-term lease obligations:
Capital lease	1,517	1,469	47	1	–
Operating lease	3,230	557	1,112	803	758
Unconditional purchase obligations(2)	819	30	48	199	542
Other long-term obligations	1,438	–	1,438	–	–
Total contractual obligations	87,405	12,279	23,150	9,485	42,491

(1) Before deducting unamortized debt discount and debt issuance costs.

(2) Based on the Amended ATPA with AIL.

Long-term Debt

For a discussion of our long-term debt, see Note 17 – Interest-bearing Financial Liabilities.

Long-term Capital Lease Obligations

For the discussion of our long-term capital lease obligations, see Note 17 – Interest-bearing Financial Liabilities.

Long-term Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for 10 to 25 years expiring at various dates. As at March 31, 2007, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php4 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at March 31, 2007, PLDT’s aggregate remaining obligation under this agreement was approximately Php5 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations amounting to Php2,967 million as at March 31, 2007 in respect of office and cell site rentals with over 3,000 lessors nationwide, PLDT has lease obligations amounting to Php85 million as at March 31, 2007 in respect of office and lot rentals with over 185 lessors nationwide, ePLDT has lease obligations amounting to Php148 million as at March 31, 2007 in respect of certain office space rentals and PLDT Global has lease obligations amounting to Php21 million as at March 31, 2007 in respect of certain office space rentals.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. In March 1997 (amended in December 1998), PLDT was a party to a Founder National Service Provider, or NSP, ATPA entered into with AIL under which PLDT was granted the exclusive right to sell AIL services as NSP in the Philippines. In exchange, the ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing January 1, 2002, the purported date of commercial operations of Garuda I Satellite. In the event that AIL’s aggregate billed revenue is less than US$45 million in any given year, the ATPA states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per during the ten-year term.

In September 2006 (as amended in October 2006, November 2006 and January 2007), after lengthy negotiations including a collaboration arrangement with Inmarsat, AIL and ACeS signed a term sheet (“Banks’ Term Sheet) with the majority of AIL’s bank creditors. The Banks’ Term Sheet was aimed to be used as basis for further good faith negotiations among the parties with a view to enter into a further amendment to the Amended and Restated Credit Agreement. Under the Banks’ Term Sheet, the majority banks, subject to the satisfaction of certain conditions, agreed to, among others:
(1) redenominate AIL’s debt, and (2) amend the Founder NSP ATPA payments to: (i) US$500,000 per year for each of the NSPs, including PLDT, PSN and Jasmine, from 2007 to 2010, and
(ii) US$3,000,000 per year each for PLDT and PSN from 2011 to 2015. For further discussion, please see Note 20 – Related Party Transactions.

As at March 31,2007, PLDT’s aggregate remaining minimum obligation under the amended ATPA was approximately Php819 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 17 – Interest-bearing Financial Liabilities, as at December 31, 2006, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stocks will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share, respectively.

As at March 31, 2007, 2,677,765 shares of Series V Convertible Preferred Stock and 4,512,329 shares of Series VI Convertible Preferred Stock and all 3,842,000 shares of Series VII Convertible Preferred Stock had been voluntarily converted to PLDT common shares. As at March 31, 2007, 43,675 shares of Series V and 782,775 shares of Series VI Convertible Preferred Stocks remained outstanding. The aggregate value of the put option based on outstanding shares as at March 31, 2007 was Php1,438 million which is puttable on June 4, 2008, if all of the outstanding shares of Series V and VI Convertible Preferred Stocks were mandatorily converted and all the common shares were put to PLDT at that time. The market value of the underlying shares of common stock was Php2,087.00 million, based on the market price of PLDT common shares of Php2,525 per share as at March 31, 2007.

Commercial Commitments

As at March 31, 2007, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,724 million. These commitments will expire within one year.

23. Provisions and Contingencies

As discussed below, we currently expect that going forward, we will pay local franchise taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority. For this reason, we have made the appropriate provisions in our unaudited consolidated financial statements as at March 31, 2007.

NTC Supervision and Regulation Fees, or SRF

Since 1976, PLDT has received assessments from NTC for permit, SRF and other charges pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act. As at December 31, 2006, PLDT had paid, since 1994, a total amount of Php2,219 million in SRF, of which Php1,956 million was paid under protest.

PLDT is contesting the manner by which these assessments were calculated and the basis for such calculations. The case is now with the Supreme Court and upon the rules and practice of court, stands submitted for decision.

Local Business and Franchise Tax Assessments

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

The Local Government Code of 1991, or Republic Act (R.A.) 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa 337, and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes, based on the opinion of its legal counsel, that R.A. 7925 which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the quality of treatment clause.

To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. 7160.

By virtue of the BLGF Ruling, PLDT stopped paying local franchise and business taxes starting with the fourth quarter of 1998 and has filed with certain LGUs claims for tax refund covering the period from the second quarter of 1995 to the third quarter of 1998. PLDT has received assessments for local franchise and business taxes from several cities and provinces following PLDT’s decision to stop payment of local franchise and business taxes.

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was declared not exempt from the local franchise tax. Pursuant to the said decision, PLDT has voluntarily paid the total amount of Php15 million for the period from the fourth quarter of 1998 until December 31, 2003, which includes the Php4 million subject of the case. The said amount constitutes only the basic franchise tax due for the said period, excluding surcharges and interest which PLDT is asking the City of Davao, through the local council, to waive. PLDT believes, based on the opinion of its legal counsel, that PLDT is not liable for surcharges and interest considering that the legal issue involved was a difficult one and PLDT’s non-payment of the said taxes was made in good faith. On August 2, 2005, the local Sanggunian passed a resolution denying PLDT’s request for abatement of surcharges and penalties and directing the City Treasurer to update PLDT’s liability and immediately collect the same. Accordingly, on August 26, 2005, the city treasurer issued an assessment to PLDT in the amount of Php12 million. In order to maintain and preserve its good standing and relationship with the City of Davao, PLDT has paid the surcharges and penalties as at December 31, 2005.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, PLDT has paid a total amount of Php640 million for local franchise tax covering prior periods up to the end of 2006 as at March 31, 2007.

PLDT no longer had contested assessments from LGUs for franchise taxes as at December 31, 2006.

PLDT currently expects that going forward it will pay local franchise and business taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority.

Smart has paid local business and franchise tax to certain cities and provinces in the aggregate amount of Php313 million under protest. The Smart’s legal position is that it is not liable to pay the local franchise tax by virtue of its legislative franchise under R.A. 7294 which took effect after the effective date of the Local Government Code of 1991 or R.A. 7160.

The Regional Trial Court, or RTC, of Makati has declared Smart exempt from payment of local franchise tax to the City of Makati in a decision entitled Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004) dated August 3, 2004. The City of Makati filed a Motion for Extension to file a Petition for Review with the Court of Appeals. However, on June 9, 2005, the Court of Appeals dismissed the appeal filed by the City of Makati.

The RTC of Iloilo has likewise ruled in a decision dated January 19, 2005 that Smart is exempt from payment of local franchise tax to the City of Iloilo. The City of Iloilo filed an appeal directly with the Supreme Court which remains pending.

Piltel’s Bureau of Internal Revenue, or BIR, Assessment

Piltel received the following assessment notices from the BIR:

Year	Tax Assessment Type	Basic	Interest	Total
		(in million pesos)
1998	VAT	85.8	68.7	154.5
	Overseas Communications Tax, or OCT	31.8	25.5	57.3
	Income Tax	12.4	9.4	21.8
	Administrative Penalties	0.1	–	0.1

1999	VAT	94.5	67.8	162.3
	Income Tax	22.7	13.8	36.5

2001	VAT	56.2	35.1	91.3
	Income Tax	13.4	8.9	22.3

On December 12, 2005, Piltel filed a collective application for a compromise settlement with the BIR for the deficiency tax assessments arising from taxable years 1998, 1999 and 2001, citing “reasonable doubt as to the validity of the tax assessments” as a basis. The prescribed minimum percentage of the compromise settlement for such basis is 40% of the basic assessed tax.

On January 27, 2006, Piltel received the favorable recommendation and approval from the BIR on the said application for a compromise settlement. On January 31, 2006, Piltel settled the total amount of Php114 million, which is equivalent to 40% of the basic taxes per final assessment notices received, to effect the immediate cancellation of the tax assessments. On February 24, 2006, the BIR accepted Piltel’s application for compromise settlement of income tax and VAT for the years 1998 and 1999, and income taxes and VAT for the year 2001, and issued the Certificate of Availment on the said date.

Enhanced Voluntary Assessment Program, or EVAP, Availment

In 2005, the BIR launched the EVAP which grants taxpayers, who availed themselves of the program and are qualified, the privilege of the last priority in BIR audit and investigation. The EVAP apply to all internal revenue taxes covering the taxable year ending December 31, 2004 and all prior years, including one-time transactions such as estate tax, donor’s tax, capital gains tax, expanded withholding tax and documentary stamp tax on the transfer, sale, exchange, or disposition of assets, and shall likewise cover taxpayers enjoying preferential tax treatment. A taxpayer who has availed of the EVAP and is qualified to avail shall not be audited except upon prior authorization and approval of the Commissioner of Internal Revenue when there is strong evidence or finding of understatement in the payment of a taxpayer’s correct tax liability by more than 30% as supported by a written report of the appropriate office stating in detail the facts and the law on which such finding is based: Provided, however, that any EVAP payment should be allowed as tax credit against the deficiency tax due, if any, in case the concerned taxpayer has been subjected to tax audit.

PLDT availed itself of the program and paid a total of Php6 million for VAT and income tax for taxable year 2004, and VAT and withholding tax for taxable year 2002.

Maratel availed itself of the EVAP for income tax for the taxable year 2004, SubicTel availed the program for its income tax, withholding tax and percentage tax for taxable year 2002 and ClarkTel availed of the program for its income tax for both taxable years 2003 and 2004. The total payment of Maratel, SubicTel and ClarkTel amounted to Php800,000. Smart’s EVAP availment for which Php53 million was paid, covered the income tax for the taxable years 2003 and 2004, the VAT for the taxable year 2002, the OCT for the year 2002, and the withholding taxes for the taxable years 2002, 2003 and 2004. Meanwhile, Piltel’s EVAP availment, which involved payment of Php3 million, covered the income tax for the taxable year 2003 and the expanded withholding tax for the taxable years 2003 and 2004. On August 2, 2006, Smart received its Certificate of Qualification, or CQ, for the EVAP availment for income tax, VAT, OCT and withholding taxes for taxable year 2002.

PLDT received its EVAP CQ on January 22, 2007 for income tax and VAT for taxable year 2004 and on March 28, 2007 for VAT for taxable year 2002 while it received a Notice of Disqualification for EVAP on March 30, 2007 for withholding tax for taxable year 2002. SubicTel and ClarkTel received their respective EVAP CQ on September 13, 2006 and December 10, 2006, respectively, while Maratel is still awaiting the EVAP CQ to be issued by the BIR.

Improved Voluntary Assessment Program, or IVAP, Availment

In 2006, the BIR launched the IVAP which similarly grants taxpayers who availed themselves of the program and are qualified, the privilege of the last priority in BIR audit and investigation. The IVAP applies to all internal revenue taxes covering the taxable year ending December 31, 2005 and fiscal year ending on any day not later than June 30 2006 and all prior years, including one-time transactions such as estate tax, donor’s tax, capital gains tax, expanded withholding tax and documentary stamp tax on the transfer, sale, exchange, or disposition of assets, and shall likewise cover taxpayers enjoying preferential tax treatment. Unlike the EVAP, however, where the taxpayers only enjoy the privilege of last priority in audit, with the IVAP, taxpayers who availed themselves of the same will no longer be subject to tax audit except only in the case of fraud manifested through understatement of the correct tax liability by more than 30%.

Smart availed itself of the IVAP for the income tax and VAT for the taxable year 2005 and paid a total amount of Php40 million to the BIR.

Maratel availed itself of the IVAP for the taxable years 2004 and 2005 for its income, VAT, percentage and withholding taxes, while SubicTel availed itself of the program for the taxable year 2004 for its income and value added taxes only and for the taxable year 2005, for its income, VAT and withholding taxes. ClarkTel availed itself of the IVAP for the taxable years 2003, 2004, 2005 for income and withholding taxes except for income taxes for taxable years 2003 and 2004 where an EVAP CQ covering these taxable periods was already issued. The total collective IVAP payments for Maratel, SubicTel and ClarkTel amounted to Php12 million.

24. Financial Assets and Liabilities

Our financial assets and liabilities are recognized initially at fair value. Transaction costs (debt issuance costs) are included in the initial measurement of all financial assets and liabilities except those classified as financial instruments measured at fair value through profit and loss. Subsequent to initial recognition, assets and liabilities are either valued at amortized cost using the effective interest rate method or at fair value depending on the classification.

The following table sets forth the carrying values and estimated fair values of our financial assets and liabilities recognized as at March 31, 2007 and December 31, 2006. There are no material unrecognized financial assets and liabilities as at March 31, 2007 and December 31, 2006.

	Carrying Value		Fair Value
	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments-available-for-sale	120	116	120	116
Derivative assets	158	434	158	434
Total noncurrent financial assets	278	550	278	550
Current Financial Assets
Cash and cash equivalents	22,309	16,870	22,309	16,870
Short-term investments	16,164	8,327	16,164	8,327
Trade and other receivables	10,010	10,158	10,010	10,158
Derivative assets	43	47	43	47
Total current financial assets	48,526	35,402	48,526	35,402
Total Financial Assets	48,804	35,952	48,804	35,952

Noncurrent Financial Liabilities
Long-term debt - net of current portion*	64,622	63,769	70,161	70,416
Obligations under capital lease*	57	106	57	106
Preferred stock subject to mandatory redemption*	1,247	1,369	1,369	1,528
Derivative liabilities	6,410	6,872	6,410	6,872
Total noncurrent financial liabilities	72,336	72,116	77,997	78,922
Current Financial Liabilities
Accounts payable	11,723	8,634	11,723	8,634
Notes payable*	198	201	198	201
Derivative liabilities	39	108	39	108
Current portion of long-term debt*	10,093	16,184	12,083	17,512
Obligations under capital lease*	934	924	934	924
Total current financial liabilities	22,987	26,051	24,977	27,379
Total Financial Liabilities	95,323	98,167	102,974	106,301

* Included under “Interest-bearing Financial Liabilities” in the consolidated balance sheets.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Interest-bearing Financial Liabilities:

Long-term debt: Fair value is based on the following:

Debt Type	Fair Value Assumptions
Fixed Rate Loans: U.S. dollar notes/convertible debt Other loans in all other currencies	Quoted market price. Estimated fair value is based on the discounted value of future cash flows using the applicable LIBOR and MART1 rates for similar types of loans.
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Preferred stock subject to mandatory redemption: The fair values were determined using a discounted cash flow model.

Derivative financial instruments:

Forward foreign exchange contracts and bifurcated foreign currency forwards: The fair values were determined using forward exchange market rates at the balance sheet date.

Foreign currency options: The fair values were computed using an option pricing model.

Foreign currency and interest rate swaps: The fair values were computed as the present value of estimated future cash flows.

Bifurcated equity call options: The fair values were computed using an option pricing model.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, notes payable and accounts payable approximate the carrying amounts as of the balance sheet date.

Financial assets and liabilities carried at amortized cost

Unamortized debt discount, representing debt issuance cost and any difference between the fair value of consideration given or received on initial recognition, included in following financial liabilities amounted to Php6,402 million and Php6,753 million as at March 31, 2007 and December 31, 2006, respectively, see Note 17 – Interest-bearing Financial Liabilities.

Financial assets and liabilities carried at fair value

The following financial assets and liabilities were carried at fair value as at March 31, 2007 and December 31, 2006.

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Investments-available-for-sale	120	116
Derivative financial instruments	(6,248)	(6,499)
	(6,128)	(6,383)

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability. Changes in the fair value of these instruments representing effective hedges are recognized as cumulative translation adjustments in equity until the hedged item is recognized in earnings. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

The table below sets out the information about our derivative financial instruments as at March 31, 2007 and December 31, 2006:

		March 31, 2007 (Unaudited)		December 31, 2006 (Audited)
	Maturity	Notional	Mark-to-market Gain (Loss)	Notional	Mark-to-market Gain (Loss)
		(in millions)
PLDT

Cash flow hedges:
Long-term currency swaps
	2017	US$300	(Php2,518)	US$300	(Php2,716)
	2012	250	(2,431)	250	(2,475)

Long-term foreign currency options	2009	136	(794)	167	(747)

Transactions not designated as hedges:
Long-term foreign currency options	2009	136(1)	112	167(1)	138

Short-term currency options	2007	–	–	7	(6)

Interest rate swap	2012	63	(452)	63	(423)

Forward foreign exchange contracts	2007	77	(3)	202	(90)
				–	–

Bifurcated equity call options	2008	1 share	(198)	1 share	(224)
			(Php6,284)		(Php6,543)
Smart

Transactions not designated as hedges:
Forward foreign exchange contracts	2007	US$18	(Php2)	US$–	Php–
Bifurcated embedded derivatives	2007	14	38	15	44
			Php36		Php44
Net liabilities			(Php6,248)		(Php6,499)

(1) Non-hedged portion of 2009 long-term foreign currency options based on the same notional amount as the hedged portion.

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Presented as:
Noncurrent assets	158	434
Current assets	43	47
Noncurrent liabilities	(6,410)	(6,872)
Current liabilities	(39)	(108)
Net liabilities	(6,248)	(6,499)

Cumulative translation adjustments as at March 31, 2007 and December 31, 2006 consists of:

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
	(in million pesos)
Cumulative translation adjustments at beginning of period	(1,796)	1,253
Movements of cumulative translation adjustments:
Deferred income tax effects on cash flow hedges	(190)	1,088
Currency translation differences	(179)	(535)
Net gain (loss) on available-for-sale financial assets	8	(5)
Net gain on cash flow hedges removed from cumulative translation adjustments and taken to income	346	2,855
Net gain (loss) on cash flow hedges	286	(6,452)
	271	(3,049)
Cumulative translation adjustments at end of period	(1,525)	(1,796)

Analysis of loss on derivative transactions for the three months ended March 31, 2007 and 2006 are as follows:

	Three Months Ended March 31,
	2007	2006
	(Unaudited)
	(in million pesos)
Net mark-to-market loss at end of period	(6,248)	(6,379)
Net mark-to-market loss at beginning of period	(6,499)	(3,284)
Net change	251	(3,095)
Net (gain) loss charged to cumulative translation adjustments	(286)	4,446
Settlements, accretion and conversion	(276)	(1,373)
Net loss on derivative transactions (Note 5)	(311)	(22)

PLDT

Cash Flow Hedges

Long-term Currency Swaps

PLDT entered into long-term principal only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2009, 2012 and 2017. As at March 31, 2007 and December 31, 2006, these long-term currency swaps have an aggregate notional amount of US$550 million. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal only currency swap agreements in order to lower the running hedging cost of the swaps. As at March 31, 2007 and December 31, 2006, the outstanding swap contracts have an agreed average swap exchange rate of Php50.76.

In order to manage hedge costs, these swaps included a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. As at March 31, 2007 and December 31, 2006, US$686 million and US$717 million, respectively, of PLDT’s long-term currency swaps/options have been structured to include credit-linkage with PLDT as the reference entity. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 5.11% and 5.18% per annum as at March 31, 2007 and December 31, 2006, respectively. As cash flow hedges, any movements in the fair value of these instruments will be taken as a cumulative translation adjustment under equity in our consolidated balance sheets.

Long-term Foreign Currency Options

To manage hedging costs, the currency swap agreement relating to the 2009 fixed rate notes has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php90.00 to US$1.00, PLDT will have to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. On the other hand, if on maturity, the Philippine peso to U.S. dollar spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. In July 2004, PLDT and its counterparty, agreed to re-document and re-classify the transaction into long-term currency option contracts. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 6.06% and 6.17% per annum as at March 31, 2007 and December 31, 2006, respectively.

The option currency contract relating to PLDT’s option to purchase U.S. dollar at Php52.50 to US$1.00 or prevailing spot exchange rate at maturity, whichever is lower, qualifies as a cash flow hedge. The option currency contract relating to the counterparty’s option to purchase foreign currency from PLDT at Php90.00 to US$1.00 is not designated as a hedge. Please refer to discussion below (under transactions not designated as hedges).

In December 2006, the currency option agreement was partially terminated, which effectively lowered the outstanding currency options notional amount to US$167 million. Total amounts settled for the unwinding is Php40 million.

In January 2007, the currency option agreement was again partially terminated where the outstanding currency options notional amount was lowered to US$136 million. Total amounts settled for the unwinding is Php177 million.

Transactions Not Designated as Hedges

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Long-term Foreign Currency Options

With reference to the above-mentioned hedge on PLDT’s 2009 fixed rate notes, PLDT simultaneously sold a currency option contract with the same notional amount of US$175 million with the same maturity that gives the counterparty a right to purchase foreign currency at Php90.00 to US$1.00. Together with the long-term currency option contract classified under cash flow hedges, PLDT has the obligation to purchase U.S. dollars at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. In exchange for this condition, the overall net hedging cost for the transaction is reduced. In December 2006, the currency option agreement was partially terminated, which lowered the notional amount to US$167 million. Since charges in fair value have already been recognized as profit and loss in prior periods, the corresponding proceeds from the partial termination of the currency option contract amounted to Php7 million.

In January 2007, the currency option agreement was again partially terminated where outstanding notional amount was lowered to US$136 million. Proceeds from the transaction amounted to Php33 million.

Short-term Currency Options

PLDT entered into short-term U.S. dollar subsidized forward contracts to partially hedge PLDT’s fixed rate notes due June 2006. In order to reduce overall net hedging cost for the transactions, these forward contracts have been structured to include the sale of currency call option contracts that give the counterparty the right to purchase foreign currency at an agreed exchange rate. PLDT effectively has the obligation to buy U.S. dollars at a subsidized forward rate plus any excess above the agreed threshold rate should the Philippine peso to U.S. dollars spot exchange rate on the maturity date settle beyond that agreed threshold. PLDT’s subsidized forward contracts amounting to US$62 million matured on June 29, 2006. As at March 31, 2007 and December 31, 2006, there were no outstanding subsidized forward contracts.

Interest Rate Swap

A portion of PLDT’s currency swap agreements to hedge its 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, PLDT, in April 2003, entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate Japanese yen amount. Under this agreement, PLDT is entitled to receive a fixed coupon rate of 11.375%, provided the Japanese yen to U.S. dollar exchange rate stays above JP¥99.90 to US$1.00. Below this level, a reduced fixed coupon rate of 3% will be due to PLDT. In order to mitigate the risk of the Japanese yen strengthening below the agreed threshold, PLDT, in December 2003, entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the U.S. dollar to Japanese yen rate to 3% such that the fixed coupon rate due to PLDT when the Japanese yen strengthens below the agreed threshold will be 8.375%. Both swap agreements include a credit-linkage feature with PLDT as the reference entity.

In March 2006, the interest rate and overlay swap agreements were partially terminated to effectively lower the outstanding interest rate swap notional amount to US$62.5 million. Since changes in fair values have already been recognized as profit and loss in prior periods, the corresponding liability settled by PLDT amounted to Php804 million.

Forward Foreign Exchange Contracts

PLDT entered into short-term U.S. dollar and Japanese yen forward foreign exchange contracts to hedge short-term foreign currency obligations. As at March 31, 2007 and December 31, 2006, outstanding forward foreign exchange contracts amounted to US$77 million with an average exchange rate of Php48.27 and US$202 million with an average exchange rate of Php49.53, respectively. There were no outstanding JPY forward foreign exchange contracts as at March 31, 2007 and December 31, 2006.

Bifurcated Equity Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued its Series VI and VII Convertible Preferred Stock, see Note 17 – Interest-bearing Financial Liabilities. Each share of Series VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT common stock. For 30 days thereafter, the holders of these mandatorily converted shares of common stock have the option to sell such shares of common stock back to PLDT for US$36.132 per share and JPY4,071.89 per share for Series VI and VII, respectively. On August 18, 2006, all 3,842,000 shares of Series VII shares were converted to PLDT common stock. As at March 31, 2007 and December 31, 2006, the negative fair market value of these embedded call options amounted to Php198 million and Php224 million, respectively.

Smart

Smart entered into short-term offshore non-deliverable forward contracts in January and February 2007 to hedge a portion of loan principal payments that will fall due in May 2007 for a total of US$18 million or on 50% of the total expected loan obligations in May and only 3.3% of the total loans outstanding with an average exchange rate of Php48.37.

Smart’s other embedded derivatives were bifurcated from service and purchase contracts. As at March 31, 2007 and December 31, 2006, outstanding contracts included service contract with foreign equipment suppliers and various suppliers covering handset importations denominated in U.S. dollars, which is not the functional currency of a substantial party to the contract or the routine currency of the transaction.

Financial Risk Management Objectives and Policies

The main purpose of our financial instruments is to fund our operations. We also enter into derivative transactions, the purpose of which is to manage the currency risks and interest rate risks arising from our operations and our sources of financing. It is, and has been throughout the year under review, our policy that no trading in financial instruments shall be undertaken.

The main risks arising from our financial instruments are liquidity risk, foreign exchange risk, interest rate risk and credit risk. Our Board reviews and approves policies for managing each of these risks. These risks are summarized below. We also monitor the market price risk arising from all financial instruments. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies and Practices.

Liquidity Risk

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we currently intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as at March 31, 2007 and December 31, 2006:

	March 31, 2007 (Unaudited)		December 31, 2006 (Audited)
	U.S. Dollar	Php Equivalent(1)	U.S. Dollar	Php Equivalent(2)
	(in millions)
Noncurrent Financial Assets
Derivative assets	US$3	Php158	US$9	Php434
Current Financial Assets
Cash and cash equivalents	186	8,948	155	7,578
Short-term investments	98	4,705	92	4,521
Trade and other receivables	171	8,265	277	13,589
Derivative assets	1	43	1	47
Total current financial assets	456	21,961	525	25,735
Total Financial Assets	US$459	Php22,119	US$534	Php26,169

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	US$1,176	Php56,719	US$1,239	Php60,756
Derivative liabilities	133	6,410	140	6,872
Total noncurrent financial liabilities	1,309	63,129	1,379	67,628
Current Financial Liabilities
Accounts payable	505	24,343	268	13,115
Accrued expenses and other current liabilities	84	4,056	74	3,605
Derivative liabilities	1	39	2	108
Current portion of interest-bearing financial liabilities	1,003	48,377	328	16,104
Total current financial liabilities	1,593	76,815	672	32,932
Total Financial Liabilities	US$2,902	Php139,944	US$2,051	Php100,560

(1) The exchange rate used was Php48.217 to US$1.00.

(2) The exchange rate used was Php49.045 to US$1.00.

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the exchange rates used were Php48.217 to US$1.00 and Php49.045 to US$1.00, the Philippine peso-U.S. dollar exchange rates as at March 31, 2007 and December 31, 2006, respectively.

As at May 8, 2007, the peso-dollar exchange rate was Php47.371 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated liabilities as at March 31, 2007 would have decreased by Php2,067 million.

While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at March 31, 2007, approximately 90% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars. Thus, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase both the principal amount of our unhedged foreign currency-denominated debts (representing 43% of our consolidated debts, or 28% net of our U.S. dollar cash balances as at March 31, 2007), and interest expense on our debt in Philippine peso terms. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risks associated with our foreign currency-denominated loans. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of currency option contracts, and fixed to floating coupon only swap agreements. Accounted for as either cash flow hedges or transactions not designated as hedges, changes in the fair value of these financial instruments are recognized as cumulative translation adjustments in equity until the hedged item is recognized directly as income or expense for the period.

Interest Rate Risk

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risks associated with our liabilities and not for trading or speculative purposes.

The following tables set out the carrying amount, by maturity, of our financial instruments that are exposed to interest rate risk:

Three Months Ended March 31, 2007 (Unaudited)

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	19	–	136	–	550	705	34,003	506	33,497	818	39,440
Interest rate	10.625%	–	10.50%	–	8.35% to 11.375%	–	–	–	–	–	–
US$ Fixed Loans (in millions)	64	52	45	21	280	462	22,267	5,093	17,174	383	18,455
Interest rate	4.49% to 8.9%	4.49% to 6.66%	4.49% to 6%	4.515% to 4.70%	2.25%	–	–	–	–	–	–
Philippine Peso (in millions)	–	–	–	96	24	120	5,817	15	5,802	125	6,035
Interest rate	–			5.625% to 15%	5.625%	–	–	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	120	88	81	39	–	328	15,814	61	15,753	328	15,814
Interest rate	GOVCO’s Cost + 0.20%; 0.05% to 2.75% over US$ LIBOR	0.05% to 2.75% over US$ LIBOR	0.05% to 2.75% over US$ LIBOR	0.65% to 2.50% over US$ LIBOR	–	–	–	–	–	–	–
Philippine Peso (in millions)	9	11	12	20	–	52	2,500	11	2,489	52	2,500
Interest rate	3 Mo MART1 + 0.75%	3 Mo MART1 + 0.75%	3 Mo MART1 + 0.75%	3 Mo MART1 + 0.75%	–	–	–	–	–	–	–
						1,667	80,401	5,686	74,715	1,706	82,244

Interest rate swap (fixed to floating)
U.S. Dollar (US$63 million)	–	–	–	–	–	9	452	–	452	9	452
Japanese Yen (JPY7,519 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–	–	–

Year Ended December 31, 2006 (Audited)

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	130	–	167	–	550	847	41,510	539	40,971	966	47,349
Interest rate	7.85% to 10.625%	–	10.50%	–	8.35% to 11.375%	–	–	–	–	–	–
US$ Fixed Loans (in millions)	69	55	46	33	280	483	23,683	5,326	18,357	400	19,640
Interest rate	1.75% to 10%	4.49% to 10%	4.49% to 10%	4.515% to 4.70%	2.25%	–	–	–	–	–	–
Philippine Peso (in millions)	–	–	–	17	–	17	810	2	808	21	1,035
Interest rate	–	–	–	15%	–	–	–	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	128	92	81	53	–	354	17,392	74	17,318	355	17,392
Interest rate	GOVCO’s Cost + 0.20%; 0.05% to 2.75% over LIBOR	0.05% to 2.75% over LIBOR	0.05% to 2.75% over LIBOR	0.05% to 2.5% over LIBOR	–	–	–	–	–	–	–
Philippine Peso (in millions)	6	11	11	23	–	51	2,511	12	2,499	51	2,511
Interest rate	3% over 90-day PHIBOR, MART1 + 0.75%	MART1 + 0.75%	MART1 + 0.75%	MART1 + 0.75%	–	–	–	–	–	–	–
						1,752	85,906	5,953	79,953	1,793	87,927

Interest rate swap (fixed to floating)
U.S. Dollar (US$63 million)	–	–	–	–	–	9	423	–	423	9	423
Japanese Yen (JPY7,519 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–	–	–

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of instrument. Financial instruments that are not subject to interest rate risk were not included in the above tables.

Credit Risk

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

With respect to credit risk arising from our financial assets, which comprise cash and cash equivalents, trade and other receivables, notes receivable and certain derivative financial instruments, our exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these financial instruments.

We have no significant concentrations of credit risk.

25. Reclassification of Accounts

Certain accounts in December 31, 2006 audited consolidated financial statements were reclassified to conform with the March 31, 2007 unaudited consolidated financial statements presentation.